[John Hancock Letterhead]




April 24, 2006 - Submitted Electronically Via EDGAR


Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:   Post-Effective Amendments to Variable Annuity Registrations on Form N-4:
      Revolution Access (Reg. No. 33-84769),
      Independence (Reg. No. 33-34813)


Dear Ms. White:

This letter is a follow-up to our recent telephone conversations concerning our response to the comments you provided on April 7, 20006 telephone conversation relating to post-effective amendments filed on February 27, 2006 for the captioned Registration Statements.

As requested, we attach copies of the prospectuses and Statements of Additional Information that we are preparing in EDGAR format for filing under Rule 485(b) in connection with our annual "update" post-effective amendments.

In addition, we wish to correct our previous response to your Comment e respond in the order of your comments, as summarized below. We use the term "Rev" when a comment applies to the Revolution Access Registration referenced above, "Ind" when a comment applies to the Independence Registration and "Universal" when a comment applies to both amendments. Except where otherwise stated, we underline specific examples of prospectus or Statement of Additional Information text revisions for staff review only.


Comment 13 (Rev): Please confirm supplementally, if true, that the expense example information for the Revolution Extra variable annuity contract will not include any incremental increase in fees attributable to the enhancement. The prospectus states that "fees are based on contract value without the enhancement." If true, this would mean that the mortality and expense charge does not apply to any enhancements.

RESPONSE 13: We confirm that the expense example information for the Revolution Extra variable annuity will not include any incremental increase in fees attributable to the enhancement. Our previously furnished expense example information did not include charges on any extra credits attributable to the assumed investments. As stated in our previous response, we also will revise the prospectus disclosure with respect to the Extra Credit feature, as contained in

                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 24, 2006
                                                                     Page 2 of 4

the response to the question "How Will the Value of My Investment in the Contract Change Over Time?" as follows:

      EXTRA CREDIT FEATURE
      (Available only on the Revolution Extra Variable Annuity Contracts)
      Each time you make a Purchase Payment, we will credit an extra amount to the total value of your Contract in addition to the amount of the Purchase Payment. If your Purchase Payment is greater than $10,000 and less than $2.5 million, the extra amount will be equal to 3.5% of the Purchase Payment. If your Purchase Payment is $2.5 million or more, the extra amount will be equal to 5.0% of the Purchase Payment. These extra amounts are referred to as extra credits. Each extra credit will be credited to your Contract at the same time the Purchase Payment is credited and will be allocated among the Variable Investment Options and the Fixed Investment Options in the same way that the Purchase Payment is allocated (see "Allocation of Purchase Payments"). However, each extra credit will be treated [ ]as "earnings" under your Contract, not as a Purchase Payment, for purposes of determining withdrawal charges. Amounts attributable to extra credits also will be considered "earnings" under a Contract for federal tax purposes and "earnings" with respect to our determination of certain benefits under your Contract and any optional benefit Riders that you may have purchased.

      We expect to make a profit from the Contracts and anticipate that a portion of the withdrawal charge, and any profits derived from other Contract fees and charges, will be used to help recover our cost of providing the Extra Credit feature. (For a description of these fees and charges, see the response to the question "What Fees and Charges will be Deducted from My Contract?") Under certain circumstances (such as a withdrawal of money that is in excess of the Free Withdrawal amounts, while a withdrawal charge is in effect) the cost associated with the Extra Credit feature may exceed the Extra Credit amount and any related earnings. You should consider this possibility before remitting any additional Purchase Payments for a Revolution Extra Contract.


I will be absent from the office tomorrow, Tuesday April 25, 2006 and will return on Wednesday. Please do not hesitate to contact Kimberly Ciccarelli, Esq. at (617) 663-2191 on any matters regarding John Hancock's variable annuity filings in my absence, or leave a message for me at (617) 663-2184.



                                                    Very truly yours.


                                                    s/Arnold R. Bergman

                                                    Arnold R. Bergman
                                                    Chief Counsel -- Annuities

Cc: K. Ciccarelli, Esq.

                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 24, 2006



ATTACHMENT 1. EDGARIZED PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR REVOLUTION ACCESS VARIABLE ANNUITY CONTRACTS (REG NO. 33-84769)

                            (JOHN HANCOCK (R) LOGO)

                             JOHN HANCOCK ANNUITIES

                                                    Prospectus Dated May 1, 2006

                          Declaration Variable Annuity
                            Patriot Variable Annuity
                       Revolution Access Variable Annuity
                       Revolution Extra Variable Annuity**
                        Revolution Value Variable Annuity
                           PREVIOUSLY ISSUED CONTRACTS


This Prospectus describes interests in the deferred Purchase Payment variable annuity Contracts listed above that were previously issued by JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY ("John Hancock"). These Contracts are no longer offered for sale, however, you may make additional Purchase Payments as permitted under your Contract. In this Prospectus, we refer to John Hancock Variable Life Insurance Company as "JHVLICO," "we," "us," "our," or "the Company." You, the Contract Owner, should refer to the first page of your Contract, to determine which of the above Contracts you purchased.



This Prospectus describes the variable portion of the Contracts to which you may allocate additional Purchase Payments, to the extent permitted by your Contract. If you do, your Contract Value (other than value allocated to a Fixed Investment Option) and Variable Annuity benefit payments will vary according to the investment performance of the applicable Sub-Accounts of the JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF ("Separate Account"). Each Sub-Account invests in one of the following funds of John Hancock Trust that corresponds to a Variable Investment Option that we make available on the date of this Prospectus. Certain Variable Investment Options may not be available under a Contract.


JOHN HANCOCK TRUST


500 Index Trust B



Active Bond Trust



Blue Chip Growth Trust(1)



Bond Index Trust B(1)



Capital Appreciation Trust(1)



Equity-Income Trust(1)



Financial Services Trust



Global Bond Trust(1)



Growth and Income Trust (formerly, Growth & Income II Trust)



Health Sciences Trust(2)



High Yield Trust(1)



International Equity Index Trust B(1)



Managed Trust(1)



Mid Cap Index Trust(2)



Mid Cap Stock Trust(2)



Mid Value Trust(1)



Money Market Trust B



Overseas Equity Trust



Real Estate Securities Trust(1)



Short-Term Bond Trust(1)



Small Cap Growth Trust



Small Cap Index Trust(2)



Small Cap Value Trust(2)



Total Return Trust(2)



Total Stock Market Index Trust(2)



(1) Available on Revolution Variable Annuities and Patriot Variable Annuity Contracts only



(2)  Available on Revolution Variable Annuity Contracts only


CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


** If you purchased a Revolution Extra Contract, we will add an "Extra Credit" of at least 3.5% of each Purchase Payment that you make under that Contract. Because of this feature, the withdrawal charge applicable to certain withdrawals of Contract Value may be higher than those imposed under Contracts without an "Extra Credit" or "bonus" feature. The amount of the Extra Credit may be more than offset by the withdrawal charge if you prematurely "surrender" or otherwise withdraw money in excess of the free withdrawal amounts while this charge is in effect.


                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


     ANNUITIES SERVICE CENTER                           MAILING ADDRESS
      601 Congress Street                             Post Office Box 55229
Boston, Massachusetts 02210-2805                Boston, Massachusetts 02205-5230
(617) 663-3000 or (800) 824-0335                  www.johnhancockannuities.com


                                Table of Contents


GLOSSARY OF SPECIAL TERMS .................................................    4
OVERVIEW ..................................................................    6
FEE TABLES ................................................................    7
   EXAMPLES ...............................................................    8
BASIC INFORMATION .........................................................   11
   WHAT IS THE CONTRACT? ..................................................   11
   WHO OWNS THE CONTRACT? .................................................   11
   IS THE OWNER ALSO THE ANNUITANT? .......................................   11
   HOW CAN I INVEST MONEY IN A CONTRACT? ..................................   11
      Purchase Payments ...................................................   11
      Initial Purchase Payment ............................................   11
      Issue Date and Contract Year ........................................   12
      Limits on Purchase Payments .........................................   12
      Ways to Make Additional Purchase Payments ...........................   12
      Additional Purchase Payments by Wire ................................   12
   HOW WILL THE VALUE OF MY INVESTMENT IN THE CONTRACT CHANGE OVER TIME? ..   12
      Extra Credit Feature ................................................   13
   WHAT ANNUITY BENEFITS DOES THE CONTRACT PROVIDE? .......................   13
   TO WHAT EXTENT CAN JHVLICO VARY THE TERMS AND CONDITIONS OF THE
      CONTRACTS? ..........................................................   13
      State Law Insurance Requirements ....................................   13
      Variations in Charges or Rates ......................................   13
   WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT? ....................   13
   HOW CAN I CHANGE MY CONTRACT'S INVESTMENT ALLOCATIONS? .................   14
      Allocation of Purchase Payments .....................................   15
      Transfers Among Investment Options ..................................   15
      Procedure for Transferring Your Assets ..............................   16
      Telephone and Facsimile Transactions ................................   16
      Electronic Information ..............................................   16
      Dollar Cost Averaging Programs ......................................   17
      Strategic Rebalancing ...............................................   17
   WHAT FEES AND CHARGES WILL BE DEDUCTED FROM MY CONTRACT? ...............   17
      Asset-Based Charges .................................................   17
      Annual Contract Fee .................................................   18
      Premium Taxes .......................................................   18
      Withdrawal Charge ...................................................   18
      Other Charges .......................................................   19
   HOW CAN I WITHDRAW MONEY FROM MY CONTRACT? .............................   20
      Surrenders and Partial Withdrawals ..................................   20
      Nursing Home Waiver of Withdrawal Charge ............................   21
      Waiver of Withdrawal Charge Rider ...................................   21
      Systematic Withdrawal Plan ..........................................   22
      Telephone Withdrawals ...............................................   22
   WHAT HAPPENS IF THE OWNER OR ANNUITANT DIES BEFORE MY CONTRACT'S
      MATURITY DATE? ......................................................   22
      If you die before annuity payments have begun: ......................   22
      If you die on or after annuity payments have begun: .................   23
      Death benefits following death of annuitant .........................   23
      Standard Death Benefit ..............................................   24
      Enhanced death benefit Riders .......................................   24
   WHAT OTHER OPTIONAL BENEFITS  MAY HAVE BEEN AVAILABLE TO ME UNDER
      A CONTRACT? .........................................................   24
      Accumulated Value Enhancement Benefit ...............................   24
      Guaranteed Retirement Income Benefit ................................   25
   CAN I RETURN MY CONTRACT? ..............................................   25
GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNT AND THE FUNDS ..........   27
   THE COMPANY ............................................................   27
   THE SEPARATE ACCOUNT ...................................................   27
   THE FUNDS ..............................................................   28
HOW WE SUPPORT THE FIXED INVESTMENT OPTIONS ...............................   32
HOW THE FIXED INVESTMENT OPTIONS WORK .....................................   32
      Guaranteed Interest Rates ...........................................   32
      Calculation of Market Value Adjustment ("MVA") ......................   32
      What additional guarantee applies to the fixed investment
         options under my contract? .......................................   33
   THE ACCUMULATION PERIOD ................................................   36
      Your Value in Our Variable Investment Options .......................   36
      Valuation of Accumulation Units .....................................   36
      Your Value in the Fixed Investment Options ..........................   36
   THE ANNUITY PERIOD .....................................................   37
      Maturity Date .......................................................   37
      Choosing Fixed or Variable Annuity Payments .........................   37
      Selecting an Annuity Option .........................................   37
      Variable Monthly Annuity Payments ...................................   37
      Assumed Investment Rate .............................................   38
      Transfers During the Annuity Period .................................   38
      Fixed Monthly Annuity Payments ......................................   38
      Annuity Options .....................................................   38
VARIABLE INVESTMENT OPTION VALUATION PROCEDURES ...........................   39
FEDERAL TAX MATTERS .......................................................   40
   INTRODUCTION ...........................................................   40
   OUR TAX STATUS .........................................................   40
   SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS ...........................   40
   NON-QUALIFIED CONTRACTS ................................................   40
      Undistributed Gains .................................................   40
      Taxation of Annuity Payments ........................................   40
      Surrenders, Withdrawals and Death Benefits ..........................   41
      Taxation of Death Benefit Proceeds ..................................   41
      Penalty Tax on Premature Distributions ..............................   41
      Puerto Rico Non-Qualified Contracts .................................   42

   Diversification Requirements ...........................................   42
   QUALIFIED CONTRACTS ....................................................   42
      Penalty Tax on Premature Distributions ..............................   43
      Tax-Free Rollovers ..................................................   44
      Loans ...............................................................   44
      Puerto Rico Contracts Issued to Fund Retirement Plans ...............   44
   SEE YOUR OWN TAX ADVISER ...............................................   44
PERFORMANCE INFORMATION ...................................................   46
REPORTS ...................................................................   46
VOTING PRIVILEGES .........................................................   46
CERTAIN CHANGES ...........................................................   46
      Changes to the Account ..............................................   46
      Variations in Charges or Rates for Eligible Classes .................   47
DISTRIBUTION OF CONTRACTS .................................................   47
EXPERTS ...................................................................   48
APPENDIX A: DETAILS ABOUT OUR FIXED INVESTMENT OPTIONS ....................   49
      Guaranteed Interest Rates ...........................................   49
      Computation of Market Value Adjustment ..............................   49
APPENDIX B: EXAMPLES OF WITHDRAWAL CHARGE CALCULATIONS ....................   51
   DECLARATION AND PATRIOT VARIABLE ANNUITIES .............................   51
      Declaration and Patriot Variable Annuities - continued ..............   52
   EXAMPLES OF WITHDRAWAL CHARGE CALCULATIONS - CONTINUED .................   53
      Revolution Extra Variable Annuities .................................   53
      Revolution Extra Variable Annuities - continued .....................   54
  EXAMPLES OF WITHDRAWAL CHARGE CALCULATIONS - CONTINUED ..................   55
      Revolution Value Variable Annuities .................................   55
      Revolution Value Variable Annuities - continued .....................   56
APPENDIX C: OPTIONAL ENHANCED DEATH BENEFITS ..............................   57
   DECLARATION AND PATRIOT VARIABLE ANNUITIES .............................   57
      "Stepped-Up" Death Benefit Rider ....................................   57
      Accidental Death Benefit Rider ......................................   57
   REVOLUTION ACCESS, REVOLUTION EXTRA, AND REVOLUTION VALUE VARIABLE
      ANNUITIES ...........................................................   57
      Enhanced Death Benefit Rider ........................................   58
      Earnings Enhancement Death Benefit Rider ............................   58
APPENDIX D: EXAMPLES OF EARNINGS ENHANCEMENT DEATH BENEFIT CALCULATION ....   60
      Example 1 - Earnings enhancement death benefit with standard death benefit, no adjustments for withdrawals or additional Purchase
         Payments .........................................................   60
      Example 2 - Earnings enhancement death benefit with enhanced death benefit, adjusted for withdrawal and additional Purchase
         Payments .........................................................   60
APPENDIX E: QUALIFIED PLAN TYPES ..........................................   62
APPENDIX U: ACCUMULATION UNIT VALUE TABLES ................................   65

We provide additional information about the Contracts and the Separate Account in Statements of Additional Information, dated the same date as this Prospectus, which we filed with the SEC and incorporate herein by reference. You may obtain the Statement of Additional Information applicable to your Contract without charge by contacting us at the Annuities Service Center shown on the first page of this Prospectus. The SEC also maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information and other information about us, the Contracts and the Separate Account. We list the Table of Contents of the Statement of Additional Information below.



JOHN HANCOCK VARIABLE ANNUITY ACCOUNT JF



Statement of Additional Information



Table of Contents


                                                                     page of SAI
                                                                     -----------
Distribution .....................................................        2
Calculation of Performance Data ..................................        2
Other Performance Information ....................................        3
Calculation of Annuity Payments ..................................        4
Additional Information About Determining
   Unit Values ...................................................        5
Purchases and Redemptions of Fund Shares .........................        6
The Account ......................................................        6
Delay of Certain Payments ........................................        7
Liability for Telephone Transfers ................................        7
Voting Privileges ................................................        7
Financial Statements .............................................        9

                            Glossary of Special Terms



The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.



ACCUMULATION PERIOD: The period between the issue date of the Contract and its Maturity Date.



ANNUITANT: Any natural person or persons to whom annuity benefit payments are made and whose life is used to determine the duration of annuity benefit payments involving life contingencies. If the Contract Owner names more than one person as an "Annuitant," the second person named is referred to as "co-Annuitant." The "Annuitant" and "co-Annuitant" are referred to collectively as "Annuitant." The "Annuitant" is as designated on the Contract specification page or in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Annuity Period.



ANNUITIES SERVICE CENTER: The mailing address of our service office is listed on the first page of this Prospectus. You can send overnight mail to us at 601 Congress St. Boston, MA 02210-2805.



ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity benefit payments made by us.



ANNUITY PERIOD: The period when we make annuity benefit payments to you following the Maturity Date.



ANNUITY UNIT: A unit of measure that is used after the election of an Annuity Option to calculate Variable Annuity benefit payments.


BENEFICIARY: The person, persons or entity entitled to the death benefit under the Contract. The Beneficiary is as specified in the application, unless changed.


BUSINESS DAY: Any day on which the New York Stock Exchange is open for business.


CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: John Hancock Variable Life Insurance Company.


CONTRACT: The variable annuity contracts described by this Prospectus.



CONTRACT VALUE: At any time before the Maturity Date, the total value of your Contract equals:


-    the total amount you invested,


- plus the amount(s) credited to your Contract under the "Extra Credit Feature" (available only on the Revolution Extra Variable Annuity)


-    minus all charges we deduct,

-    minus all withdrawals you have made,


- plus or minus any positive or negative MVAs that we have made at the time of any premature withdrawals or transfers you have made from a Fixed Investment Option,



- plus or minus each Variable Investment Option's positive or negative investment return that we credit daily to any of your Contract's value while it is in that option, and



- plus the interest we credit to any of your Contract's value while it is in a Fixed Investment Option.


CONTRACT YEAR: The period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

FIXED INVESTMENT OPTION: An Investment Option in which a Company guarantees the principal value and the rate of interest credited to the Investment Account for the term of any guarantee period.

FUND: A series of a registered open-end investment management company which corresponds to a Variable Investment Option.


GENERAL ACCOUNT: All of the Company's assets other than assets in its Separate Accounts or any other separate account that it may maintain.

INVESTMENT ACCOUNT: An account we establish for you which represents your interests in an Investment Option during the Accumulation Period.

INVESTMENT OPTIONS: The investment choices available to Contract Owners. We refer to the Variable Investment Options and the Fixed Investment Option together as Investment Options.

JHVLICO: John Hancock Variable Life Insurance Company.

MATURITY DATE: The date on which we begin to make annuity benefit payments to the Annuitant. The Maturity Date is the date specified on the Contract specifications page, unless changed.


NON-QUALIFIED CONTRACT: A Contract which is not issued under a Qualified Plan.



OWNER OR CONTRACT OWNER ("YOU"): The person, persons (co-Owner) or entity entitled to all of the ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you." The Owner has the legal right to make all changes in Contractual designations where specifically permitted by the Contract. The Owner is as specified in the application, unless changed. The Annuitant becomes the Owner of the Contract on the Maturity Date.


PROSPECTUS: This Prospectus that describes interests in a Contract.

PURCHASE PAYMENT: An amount paid by a Contract Owner to us as consideration for the benefits provided by the Contract.


QUALIFIED CONTRACT: A Contract issued under a Qualified Plan.



QUALIFIED PLAN: A Retirement plan that receives favorable tax treatment under
Section 401, 403, 408 (IRAs), 408A (Roth IRAs) or 457 of the Code.



RIDER: An optional benefit that you may elect for an additional charge.



SEPARATE ACCOUNT: John Hancock Variable Annuity Account JF. A separate account is a segregated account of a company that is not commingled with the general assets and obligations of that company.



SUB-ACCOUNT: A sub-account of the Separate Account. Each Sub-Account is invests in shares of a specific Fund.



SURRENDER VALUE: The total value of a Contract, after any market value adjustment, minus the annual Contract fee, any applicable premium tax, and any applicable Rider charges, and any withdrawal charges (if applicable). We will determine the amount surrendered or withdrawn as of the date we receive your request in proper form at the Annuities Service Center.


VARIABLE ANNUITY: An Annuity Option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified Sub-Accounts.


VARIABLE INVESTMENT OPTION: An Investment Option which corresponds to a Sub-Account of a Separate Account that invests in shares of a specific Fund.

                                    Overview


This is the Prospectus - it is not any Contract. The Prospectus simplifies many Contract provisions to better communicate a Contract's essential features. Your rights and obligations under the Contracts will be determined by the language of a Contract itself. On request, we will provide the form of Contract for you to review. Please read your Contract and keep it for future reference.



The Contracts described in this Prospectus are no longer offered for sale, however, you may make additional Purchase Payments as permitted under your Contract. This Prospectus contains information that you should know before you exercise any of your rights under the Contract.



Prospectuses for Contracts often undergo certain changes in their terms from year to year to reflect changes in the Contracts. The changes include such things as the liberalization of benefits, the exercise of rights reserved under a Contract, the alteration of administrative procedures and changes in the Investment Options available. Any such change may or may not apply to Contracts issued prior to the effective date of the change. This Prospectus reflects the status of the product as of the date of this Prospectus. This Prospectus contains information about other products. Therefore, this Prospectus may contain information that is inapplicable to your Contract. You should consult your Contract to verify whether any particular provision applies to you and whether you may elect any particular Investment Option.



The Variable Investment Options shown on the first page of this Prospectus are those available under the Contracts described in this Prospectus as of the date of this Prospectus. There may be Variable Investment Options that are not available to you. We may add, modify or delete Variable Investment Options in the future.



When you select one or more of these Variable Investment Options, we invest your money in NAV shares of a corresponding Fund of the John Hancock Trust (the "Trust"). The Trust is a so-called "series" type mutual Fund registered with the SEC. The investment results of each Variable Investment Option you select will depend on those of the corresponding Funds of the Trust. Each of the Funds is separately managed and has its own investment objective and strategies. The Trust prospectus contains detailed information about each available Fund. Be sure to read that prospectus before selecting any of the Variable Investment Options.



For amounts you don't wish to invest in a Variable Investment Option, you may be able to invest these amounts in a currently offered Fixed Investment Option if permitted by your local jurisdiction. We invest the assets allocated to a Fixed Investment Option in our General Account and they earn interest at a fixed rate, declared by us, subject to a minimum rate stated in your Contract. If you remove money from any Fixed Investment Option prior to its expiration, however, we may increase or decrease your Contract's value to compensate for changes in interest rates that may have occurred subsequent to the beginning of that Fixed Investment Option. This is known as a "market value adjustment."



We refer to the Variable Investment Options and any available Fixed Investment Option together as Investment Options.



The annuity described in this Prospectus may have been sold on a group basis. If you purchased the annuity under a group contract, you were issued a group certificate. If that is the case, the word "Contract" as used in this Prospectus should be interpreted as meaning the certificate issued to you under the group Contract.



The Contracts were not available in all states. Certain features of the Contracts, including optional benefit Riders, may not have been available or may have been modified for Contracts issued in various states. YOU SHOULD REVIEW YOUR CONTRACT, OR CONTACT THE ANNUITIES SERVICE CENTER, FOR ADDITIONAL INFORMATION. You should disregard all references in the Prospectus to benefits that were NOT available in your state.



This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is unlawful to make or solicit an offer in that state.

                                   Fee Tables

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING CONTRACT. THE FIRST TABLE DESCRIBES THE CHARGES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.


CONTRACT OWNER TRANSACTION        DECLARATION            PATRIOT        REVOLUTION ACCESS    REVOLUTION EXTRA     REVOLUTION VALUE
EXPENSES(1)                     VARIABLE ANNUITY     VARIABLE ANNUITY    VARIABLE ANNUITY    VARIABLE ANNUITY     VARIABLE ANNUITY
----------------------------  -------------------  -------------------  -----------------  -------------------  -------------------
Maximum Withdrawal Charge     6% for the 1st year  6% for the 1st year         None        7% for the 1st year  7% for the 1st year
(as % of amount withdrawn or  6% for the 2nd year  6% for the 2nd year                     7% for the 2nd year  6% for the 2nd year
surrendered) (2)              5% for the 3rd year  5% for the 3rd year                     7% for the 3rd year  5% for the 3rd year
                              5% for the 4th year  5% for the 4th year                     7% for the 4th year  4% for the 4th year
                              4% for the 5th year  4% for the 5th year                     6% for the 5th year  3% for the 5th year
                              3% for the 6th year  3% for the 6th year                     5% for the 6th year  2% for the 6th year
                              2% for the 7th year  2% for the 7th year                     4% for the 7th year  1% for the 7th year
                              0% thereafter        0% thereafter                           0% thereafter        0% thereafter

Maximum transfer charge(3)    $25                  N/A                         $25         $25                  $25



(1) State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment.



(2) This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of Purchase Payment.



(3) This charge is not currently imposed, but we reserve the right to do so in the Contract. If we do, it will be taken upon each transfer into or out of any Investment Option beyond an annual limit of not less than 12.


THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE FEES AND EXPENSES PAID AT THE FUND LEVEL.


                                     DECLARATION         PATRIOT      REVOLUTION ACCESS  REVOLUTION EXTRA  REVOLUTION VALUE
                                  VARIABLE ANNUITY  VARIABLE ANNUITY   VARIABLE ANNUITY  VARIABLE ANNUITY  VARIABLE ANNUITY
                                  ----------------  ----------------  -----------------  ----------------  ----------------
Maximum Annual Contract Fee(4)       $50               $50               $50              $50               $50
Current Annual Contract Fee (5)      $30               $30               $30              $30               $30

SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE) (6)

(Contracts with initial Purchase Payment less than $250,000)
Asset-Based Charge                   1.25%             1.25%             1.25%            1.25%             1.25%

(Contracts with initial Purchase Payment greater than $250,000)
Asset-Based Charge                   1.00%             1.00%             1.25%            1.25%             1.25%

OPTIONAL BENEFIT RIDER CHARGES(7) (AS A PERCENTAGE OF YOUR CONTRACT'S TOTAL
VALUE UNLESS OTHERWISE STATED)

Accidental Death Benefit Rider       0.10%             0.10%             Not Offered      Not Offered       Not Offered
Accumulated Value Enhance-ment       Not Offered       Not Offered       Maximum: 1.00%   Maximum: 1.00%    Maximum: 1.00%
("CARESolutions Plus")                                                   Current: 0.40%   Curent: 0.35%     Current: 0.35%
Rider(8) (as a percentage of
your initial Purchase Payment)
Earnings Enhancement                 Not Offered       Not Offered       0.25%            0.25%             0.25%

("Beneficiary Tax Relief") Death
Benefit Rider
Enhanced "Stepped Up" Death          0.15%             0.15%             Not Offered      Not Offered       Not Offered
Benefit Rider
Enhanced Death Benefit Rider(9)      Not Offered       Not Offered       0.25%            0.25%             0.25%

Guaranteed Retirement Income         Not Offered       Not Offered       0.30%            0.30%             0.30%
Benefit Rider (10)

Nursing Home Waiver (10)             0.05%             0.05%             Not Offered      Not Offered       Not Offered
Waiver of Withdrawal Charge          Not Offered       Not Offered       Not Offered      0.10%             0.10%
("CARESolutions") Rider(11)



(4) This charge is not currently imposed and would only apply to Declaration and Patriot Contracts of less than $10,000; and Revolution Access, Revolution Extra, and Revolution Value Contracts of less than $50,000.



(5) This charge applies only to Declaration and Patriot Contracts of less than $10,000; and Revolution Access, Revolution Extra, and Revolution Value Variable Annuities Contracts of less than $50,000. It is taken at the end of each Contract Year but, if you surrender a Contract before then, it will be taken at the time of surrender.



(6) This charge only applies to that portion of account value held in the Variable Investment Options. The charge does not apply to amounts in the Fixed Investment Options. For Revolution Access, Revolution Extra and Revolution Value Variable Annuities Contracts, the charge does not apply to the guarantee rate account under our dollar-cost averaging value program.



(7) Charges for optional benefit Riders are assessed monthly. The monthly charge is 1/12 of the annual charge shown in this table.



(8) This Rider was available only if you purchased the Waiver of Withdrawal Charge Rider as well. We do not currently impose the maximum charge shown, but reserve the right to do so on a uniform basis for all Accumulated Value Enhancement Riders issued in the same state.



(9) In certain states (and for Riders issued prior to May 1, 2002), the rate for Enhanced Death Benefit Rider may be lower than the amount shown.



(10) This Rider was not available for Contracts issued after April 30, 2004.

                                     DECLARATION         PATRIOT      REVOLUTION ACCESS  REVOLUTION EXTRA  REVOLUTION VALUE
                                  VARIABLE ANNUITY  VARIABLE ANNUITY   VARIABLE ANNUITY  VARIABLE ANNUITY  VARIABLE ANNUITY
                                  ----------------  ----------------  -----------------  ----------------  ----------------



(11) as a percentage of that portion of your Contracts total value attributable to Purchase Payments that are still subject to withdrawal charges


THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.


         TOTAL ANNUAL FUND OPERATING EXPENSES           MINIMUM   MAXIMUM
         ------------------------------------           -------   -------
Range of expenses that are deducted from Fund assets,    0.50%     1.28%
   including management fees, and other expenses





EXAMPLES

The following two examples are intended to help you compare the cost of investing in Contracts with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses and Fund fees and expenses.


The first example assumes that you invest $10,000 in a Contract with all the optional benefit Riders that may have been available . The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:





                   MAXIMUM FUND LEVEL TOTAL OPERATING EXPENSES


DECLARATION VARIABLE ANNUITY WITH ENHANCED
"STEPPED-UP" DEATH BENEFIT RIDER, ACCIDENTAL DEATH
BENEFIT RIDER AND NURSING HOME WAIVER RIDER          1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------   ------   -------   -------   --------
If you surrender the Contract at the end of the       $831     $1,338    $1,872    $3,200
applicable time period:

If you annuitize, or do not surrender the Contract
at the end of the applicable time period :            $291     $  890    $1,516    $3,200



PATRIOT PREFERRED VARIABLE ANNUITY WITH ENHANCED
"STEPPED-UP" DEATH BENEFIT RIDER, ACCIDENTAL DEATH
BENEFIT RIDER AND NURSING HOME WAIVER RIDER          1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------   ------   -------   -------   --------
If you surrender the Contract at the end of the       $829     $1,334    $1,866    $3,187
applicable time period:

If you annuitize, or do not surrender the Contract
at the end of the applicable time period :            $289     $  886    $1,509    $3,187



REVOLUTION ACCESS VARIABLE ANNUITY WITH ENHANCED
DEATH BENEFIT RIDER, EARNINGS ENHANCEMENT DEATH
BENEFIT RIDER, ACCUMULATED VALUE ENHANCEMENT RIDER
AND GUARANTEED RETIREMENT INCOME BENEFIT RIDER       1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------   ------   -------   -------   --------
If you surrender the Contract at the end of the       $378     $1,147    $1,934    $3,980
applicable time period:

If you annuitize, or do not surrender the Contract
at the end of the applicable time period :            $378     $1,147    $1,934    $3,980



REVOLUTION EXTRA VARIABLE ANNUITY WITH WAIVER OF
WITHDRAWAL CHARGE RIDER, ENHANCED DEATH BENEFIT
RIDER, EARNINGS ENHANCEMENT DEATH BENEFIT RIDER,
ACCUMULATED VALUE ENHANCEMENT RIDER AND GUARANTEED
RETIREMENT INCOME BENEFIT RIDER                      1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------   ------   -------   -------   --------
If you surrender the Contract at the end of the      $1,014    $1,793    $2,499    $4,034
applicable time period:

If you annuitize, or do not surrender the Contract
at the end of the applicable time period :           $  384    $1,165    $1,962    $4,034

                   MAXIMUM FUND LEVEL TOTAL OPERATING EXPENSES


REVOLUTION VALUE VARIABLE ANNUITY WITH WAIVER OF
WITHDRAWAL CHARGE RIDER, ENHANCED DEATH BENEFIT
RIDER, EARNINGS ENHANCEMENT DEATH BENEFIT RIDER,
ACCUMULATED VALUE ENHANCEMENT RIDER AND GUARANTEED
RETIREMENT INCOME BENEFIT RIDER                      1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------   ------   -------   -------   --------
If you surrender the Contract at the end of the      $1,013    $1,610    $2,224    $4,022
applicable time period:

If you annuitize, or do not surrender the Contract
at the end of the applicable time period :           $  383    $1,161    $1,956    $4,022


The next example assumes that you invest $10,000 in a Contract with no optional benefit riders for the time periods indicated. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:




                   MINIMUM FUND LEVEL TOTAL OPERATING EXPENSES


DECLARATION VARIABLE ANNUITY                         1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------                         ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                               $721     $1,006    $1,318    $2,091

If you annuitize, or do not surrender the Contract
at the end of the applicable time period :            $181     $  559    $  963    $2,091



PATRIOT VARIABLE ANNUITY                             1 YEAR   3 YEARS   5 YEARS   10 YEARS
------------------------                             ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                               $720     $1,004    $1,313    $2,083

If you annuitize, or do not surrender the Contract
at the end of the applicable time period :            $180     $  557    $  959    $2,083



REVOLUTION ACCESS VARIABLE ANNUITY                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------------                   ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                               $180      $557      $959     $2,083

If you annuitize, or do not surrender the Contract
at the end of the applicable time period :            $180      $557      $959     $2,083



REVOLUTION EXTRA VARIABLE ANNUITY                    1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------                    ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                               $810     $1,184    $1,493    $2,088

If you annuitize, or do not surrender the Contract
at the end of the applicable time period :            $180     $  558    $  961    $2,088



REVOLUTION VALUE VARIABLE ANNUITY                    1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------                    ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                               $809     $1,003    $1,223    $2,080

If you annuitize, or do not surrender the Contract
at the end of the applicable time period :            $179     $  556    $  957    $2,080



THE FOLLOWING TABLE DESCRIBES THE OPERATING EXPENSES FOR EACH FUND, AS A PERCENTAGE OF THE FUND'S AVERAGE NET ASSETS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS AND IN THE NOTES FOLLOWING THE TABLE.



ALL OF THE FUNDS SHOWN IN THE TABLE ARE NAV CLASS SHARES THAT ARE NOT SUBJECT TO RULE 12B-1 FEES. THESE NAV CLASS SHARES COMMENCED OPERATIONS ON APRIL 29, 2005. THESE NAV CLASS SHARES OF A FUND ARE BASED UPON THE EXPENSE RATIOS OF THE FUND'S SERIES I SHARES FOR THE YEAR ENDED DECEMBER 31, 2005 (ADJUSTED TO REFLECT THE ABSENCE OF ANY RULE 12B-1 FEE APPLICABLE TO THE NAV SHARES).



                                                     MANAGEMENT     OTHER       TOTAL FUND
                                                        FEES      EXPENSES   ANNUAL EXPENSES
                                                     ----------   --------   ---------------
JOHN HANCOCK TRUST (NAV):                                                         (NAV)
500 Index Trust B (See Note 6.)                         0.47%       0.03%         0.50%
Active Bond Trust                                       0.60%       0.07%         0.67%
Blue Chip Growth Trust (See Notes 1, 2 and 4.)          0.81%       0.07%         0.88%

                                                     MANAGEMENT     OTHER       TOTAL FUND
                                                        FEES      EXPENSES   ANNUAL EXPENSES
                                                     ----------   --------   ---------------
JOHN HANCOCK TRUST (NAV):                                                         (NAV)
Bond Index Trust B (See Notes 2 and 6.)                 0.47%       0.03%         0.50%
Capital Appreciation Trust (See Notes 1 and 2.)         0.81%       0.05%         0.86%
Equity-Income Trust (See Notes 1, 2 and 4.)             0.81%       0.05%         0.86%
Financial Services Trust (See Notes 1, 2 and 5.)        0.82%       0.09%         0.91%
Global Bond Trust (See Note 2.)                         0.70%       0.12%         0.82%
Growth & Income Trust (See Note 1.)                     0.68%       0.08%         0.76%
Health Sciences Trust (See Notes 1, 2 and 4.)           1.05%       0.12%         1.17%
High Yield Trust (See Notes 1 and 2.)                   0.66%       0.07%         0.73%
International Equity Index Trust B (See Note 6.)        0.55%       0.04%         0.59%
Managed Trust (See Notes 2 and 3.)                      0.69%       0.06%         0.75%
Mid Cap Index Trust (See Notes 1 and 2.)                0.49%       0.04%         0.53%
Mid Cap Stock Trust (See Notes 1 and 2.)                0.84%       0.08%         0.92%
Mid Value Trust (See Notes 1, 2 and 4.)                 0.98%       0.08%         1.06%
Money Market Trust B (See Note 6.)                      0.49%       0.04%         0.53%
Overseas Equity Trust (See Notes 1 and 2.)              1.05%       0.23%         1.28%
Real Estate Securities Trust (See Notes 1 and 2.)       0.70%       0.06%         0.76%
Short-Term Bond Trust (See Notes 1 and 2.)              0.59%       0.09%         0.68%
Small Cap Growth Trust (See Notes 1 and 2.)             1.07%       0.06%         1.13%
Small Cap Index Trust (See Notes 1 and 2.)              0.49%       0.04%         0.53%
Small Cap Value Trust (See Note 1.)                     1.07%       0.05%         1.12%
Total Return Trust (See Note 2.)                        0.70%       0.07%         0.77%
Total Stock Market Index Trust (See Notes 1and 2.)      0.49%       0.04%         0.53%



1. The management fee shown for this Fund reflects the method of calculating the advisory fee that became effective during October, 2005 and assumes these changes were in effect for the year ended December 31, 2005. Under this method, the applicable portion of the Fund's aggregate net assets are combined with the applicable portions of one or more other funds having the same subadviser for the purpose of determining advisory fee break points.



2. The amounts shown for this Fund reflect the advisory fee rates that became effective April 29, 2005. Expenses shown in the table assume these changes were in effect for the year ended December 31, 2005



3.   This Fund commenced operations on April 29, 2005.



4. The subadviser has voluntarily agreed to waive a portion of its subadvisory fee for John Hancock Trust's Blue Chip Growth Trust, Equity-Income Trust, Health Sciences Trust, Mid Value Trust, Science & Technology Trust, Small Company Value Trust, Spectrum Income Trust and Real Estate Equity Trust series. This waiver is based on the combined average daily net assets of these Funds and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Funds"). Under the voluntary agreement, the subadviser will reduce its fee by 5.00% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $750 million and, effective November 1, 2006, by an additional 2.50% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $1.5 billion. The adviser has also voluntarily agreed to reduce the advisory fee for each Fund by the amount that the subadvisory fee for that Fund is reduced. These voluntary fee waivers may be terminated at any time by the subadviser or the adviser.



5. The management fee shown reflects the rates of advisory fees for the Financial Services Trust that became effective October 14, 2005. Prior to that date, the adviser voluntarily agreed to reduce its advisory fee the Fund to such rates (0.85% of the first $50 million of the Fund's average annual net assets; 0.80% of the next $450 million and 0.75% of the Fund's average annual net assets over $500 million).



6. This Fund commenced operations on April 29, 2005. "Other Expenses" shown in the table for this Fund are based on estimates for the current fiscal year. The adviser for this Fund has agreed, pursuant to its agreement with the John Hancock Trust, to waive its management fee (or, if necessary, reimburse expenses of the Fund) to the extent necessary to limit the Fund's "Annual Operating Expenses." A Fund's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the Fund not incurred in the ordinary course of the Fund's business. Under the agreement, the adviser's obligation will remain in effect until May 1, 2007 and will terminate after that date only if the John Hancock Trust, without the prior written consent of the adviser, sells shares of the Fund to (or has shares of the Fund held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company or any of its affiliates that are specified in the agreement. If this fee waiver had been reflected, the management fee shown for the 500 Index Trust B, Bond Index Trust B, International Equity Index Trust B and Money Market Trust B would be 0.22%, 0.22%, 0.30% and 0.24%, respectively, and the Total Fund Annual Expenses shown would be 0.25%, 0.25%, 0.34% and 0.28%, respectively.

                                BASIC INFORMATION

WHAT IS THE CONTRACT?


Each of the five (5) contacts listed on the first page of this Prospectus are deferred Purchase Payment variable annuity Contracts. An "annuity contract" provides a person (known as the "Annuitant" or "payee") with a series of periodic payments. Because this Contract is also a "deferred payment" Contract, the annuity payments will begin on a future date, called the Contract's Maturity Date. Under a "variable annuity" contract, the amount you have invested can increase or decrease in value daily based upon the value of the Variable Investment Options chosen. If your annuity is provided under a master group contract, the term "Contract" as used in this Prospectus refers to the certificate you will be issued and not to the master group contract.


WHO OWNS THE CONTRACT?

That's up to you. Unless the Contract provides otherwise, the Owner of the Contract is the person who can exercise the rights under the Contract, such as the right to choose the Investment Options or the right to surrender the Contract. In many cases, the person who bought the Contract is the Owner. However, you are free to name another person or entity (such as a trust) as Owner. In writing this Prospectus, we've assumed that you, the reader, are the person or persons entitled to exercise the rights and obligations under discussion. If a Contract has joint Owners, both must join in any written notice or request.

IS THE OWNER ALSO THE ANNUITANT?

In many cases, the same person is both the Annuitant and the Owner of a Contract. The Annuitant is the person whose lifetime is used to measure the period of time when we make various forms of annuity payments. Also, the Annuitant receives payments from us under any ANNUITY OPTION that commences during the Annuitant's lifetime. We may permit you to name another person as Annuitant or joint Annuitant if that person meets our underwriting standards. We may also permit you to name as joint Annuitants two persons other than yourself if those persons meet our underwriting standards.

HOW CAN I INVEST MONEY IN A CONTRACT?

Purchase Payments

We call the investments you make in your Contract Payments or Purchase Payments. The Contracts described in this Prospectus are no longer available for sale, however, the minimum initial Purchase Payment requirements for the Contracts are outlined in the table below, along with the minimum Purchase Payment for each subsequent Payment into the Contracts. If you purchased your Contract through the automatic investment plan, different minimums may apply. If your Contract's total value ever falls to zero, we may terminate it. Therefore, you may need to pay more Purchase Payments to keep the Contract in force.

                                              MINIMUM
                     MINIMUM     MINIMUM      DIRECT
                     INITIAL   SUBSEQUENT     DEPOSIT
                    PURCHASE    PURCHASE    SUBSEQUENT
CONTRACT             PAYMENT     PAYMENT      PAYMENT
--------            --------   ----------   ----------
Declaration          $ 1,000      $500         $100
Patriot              $ 1,000      $500         $100
Revolution Access    $25,000      $200         $100
Revolution Extra     $10,000      $200         $100
Revolution Value     $ 5,000      $200         $100


Initial Purchase Payment


When we received your initial Purchase Payment and all necessary information, we issued your Contract and invested your initial Purchase Payment. If the information was not in good order, we contacted you to get the necessary information. If for some reason, we were unable to complete this process within 5 Business Days, we either sent back your money or got your permission to keep it until we received all of the necessary information.

In certain situations, we may have issued a Contract upon receiving the order of your broker-dealer or financial institution but delayed the effectiveness of the Contract until we received your signed application. In those situations, if we did not receive your signed application within our required time period, we deemed the Contract void from the beginning and returned your Purchase Payment. We may not have issued a Contract if any proposed Owner or Annuitant was older than age 84. We may also have limited your ability to purchase multiple Contracts on the same Annuitants or Owners. We may, however, have waived either of these underwriting limits.

Issue Date and Contract Year

We measure the years and anniversaries of your Contract from its date of issue. We use the term Contract Year to refer to each period of time between anniversaries of your Contract's date of issue. We did not issue a Contract if the proposed Annuitant was older than age 84.

Limits on Purchase Payments


You can make Purchase Payments of up to $1,000,000 in any one Contract Year. The total of all new Purchase Payments and transfers that you may allocate to any one Variable Investment Option or Fixed Investment Option, in any one Contract Year may not exceed $1,000,000. While the Annuitant is alive and the Contract is in force, you can make Purchase Payments at any time before the Maturity Date until the age limit shown below:



                                   YOU MAY NOT MAKE ANY PURCHASE PAYMENTS
IF YOUR CONTRACT IS USED TO FUND       AFTER THE ANNUITANT REACHES AGE
--------------------------------   --------------------------------------
A Qualified Plan                   70 1/2 (1)
A Non-Qualified plan               85 (2)



(1)  except for a Roth IRA, which has no age limit



(2)  84 1/2 for Declaration Variable Annuity


Ways to Make Additional Purchase Payments

Additional Purchase Payments made by check or money order should be:

-    drawn on a U.S. bank,

-    drawn in U.S. dollars, and


-    made payable to "John Hancock" and sent to the Annuities Service Center



We credit any additional Purchase Payments to your Contract at the close of the Business Day in which we receive them at the Annuities Service Center. Each Business Day ends at the close of regular trading for the day on the New York Stock Exchange. Usually this is 4:00 p.m., Eastern time. If we receive an additional Purchase Payment after the close of a Business Day, we will credit it to your Contract on the next Business Day.



We will not accept credit card checks. Nor will we accept starter or third party checks that fail to meet our administrative requirements. Additional Purchase Payments should be sent to the Annuities Service Center at the address shown on the cover of this Prospectus. You can find information about other methods of making Purchase Payments by contacting us.


Additional Purchase Payments by Wire


You may transmit additional Purchase Payments by wire through your bank to our bank, as long as you provide appropriate instructions with the transmittal to identify your Contract, and the selected Investment Options (unless you have provided us with standing allocation instructions). Information about our bank, our account number, and the ABA routing number may be obtained from the Annuities Service Center. Banks may charge a fee for wire services.



If your wire order is complete, we will invest the additional Purchase Payment in your selected Investment Options as of the day we received the wire order. If the wire order is incomplete for an identified Contract, we will immediately return it.


HOW WILL THE VALUE OF MY INVESTMENT IN THE CONTRACT CHANGE OVER TIME?

Prior to a Contract's Maturity Date, the amount you've invested in any Variable Investment Option will increase or decrease based upon the investment experience of the corresponding Fund. Except for certain charges we deduct, your investment experience will be the same as if you had invested in the Fund directly and reinvested all Fund dividends and distributions in additional shares.

Like a regular mutual fund, each Fund deducts investment management fees and other operating expenses. These expenses are shown in the Fee Tables. However, unlike a mutual fund, we will also deduct charges relating to the annuity guarantees and other features provided by the Contract. These charges reduce your investment performance and the amount we credit to your Contract in any Variable Investment Option. We describe these charges below under "What Fees and Charges will be Deducted From My Contract?".

The amount you've invested in a Fixed Investment Option will earn interest at the rate we have set for that Fixed Investment Option. The interest rate depends upon the length of the guarantee period of the Fixed Investment Option you select. In states where approved, we currently make available various Fixed Investment Options with durations of up to five years, and we may make one or more additional Fixed Investment Options available for Contracts issued before September 30, 2002. As long as you keep your money in a Fixed Investment Option until its expiration date, we bear all the investment risk on that money.

However, if you prematurely transfer, "surrender" or otherwise withdraw money from a Fixed Investment Option we will increase or reduce the remaining value in your Contract by an amount that approximates the impact that any changes in interest rates would have had on the market value of a debt instrument with terms comparable to that Fixed Investment Option. This "market value adjustment" (or "MVA") imposes investment risks on you. We describe how the market value adjustments work in "Calculation of Market Value Adjustment ("MVA")".




Extra Credit Feature

(AVAILABLE ONLY ON THE REVOLUTION EXTRA VARIABLE ANNUITY CONTRACTS)


Each time you make a Purchase Payment, we will credit an extra amount to the total value of your Contract in addition to the amount of the Purchase Payment. If your Purchase Payment is greater than $10,000 and less than $2.5 million, the extra amount will be equal to 3.5% of the Purchase Payment. If your Purchase Payment is $2.5 million or more, the extra amount will be equal to 5.0% of the Purchase Payment. These extra amounts are referred to as extra credits. Each extra credit will be credited to your Contract at the same time the Purchase Payment is credited and will be allocated among the Variable Investment Options and the Fixed Investment Options in the same way that the Purchase Payment is allocated (see "Allocation of Purchase Payments" ). However, each extra credit will be treated as "earnings" under your Contract, not as a Purchase Payment, for purposes of determining withdrawal charges. Amounts attributable to extra credits also will be considered "earnings" under a Contract for federal tax purposes and "earnings" with respect to our determination of certain benefits under your Contract and any optional benefit Riders that you may have purchased.



We expect to make a profit from the Contracts and anticipate that a portion of the withdrawal charge, and any profits derived from other Contract fees and charges, will be used to help recover our cost of providing the Extra Credit feature. (For a description of these fees and charges, see the response to the question "What Fees and Charges will be Deducted from My Contract?") Under certain circumstances (such as a withdrawal of money that is in excess of the Free Withdrawal amounts, while a withdrawal charge is in effect) the cost associated with the Extra Credit feature may exceed the Extra Credit amount and any related earnings. You should consider this possibility before remitting any additional Purchase Payments for a Revolution Extra Contract.


WHAT ANNUITY BENEFITS DOES THE CONTRACT PROVIDE?

If your Contract is still in effect on its Maturity Date, it enters what is called the Annuity Period. During the Annuity Period, we make a series of fixed or variable payments to you as provided under one of our several Annuity Options. The form in which we will make the annuity payments, and the proportion of such payments that will be on a fixed basis and on a variable basis, depend on the elections that you have in effect on the Maturity Date. Therefore, you should exercise care in selecting your Maturity Date and your choices that are in effect on that date.

You should carefully review the discussion under "The Annuity Period" for information about all of these choices you can make.

TO WHAT EXTENT CAN JHVLICO VARY THE TERMS AND CONDITIONS OF THE CONTRACTS?

State Law Insurance Requirements


Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, various terms and conditions of your Contract may vary from the terms and conditions described in this Prospectus, depending upon where you purchased the Contract. These variations will be reflected in your Contract or in endorsements attached to your Contract.


Variations in Charges or Rates

We may vary the charges, durations of Fixed Investment Options, rates and other terms of our Contracts where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the Contracts. These include the types of variations discussed under the "Certain Changes" section of this Prospectus.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:

- full or partial withdrawals (including surrenders and systematic withdrawals),

-    payment of any death benefit proceeds, and

-    periodic payments under one of our annuity payment options.

How much you will be taxed on distribution is based upon complex tax rules and depends on matters such as:

-    the type of the distribution,

-    when the distribution is made,


-    the nature of any Qualified Plan for which the Contract is being used, and


-    the circumstances under which the payments are made.

If your Contract is issued in connection with a Qualified Plan, all or part of your Purchase Payments may be tax-deductible.


Special 10% tax penalties apply in many cases to the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Also, most Qualified Plans require that distributions from a Contract commence and/or be completed by a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible Purchase Payments you paid or on any earnings under the Contract.


IF YOU ARE PURCHASING THE CONTRACT AS AN INVESTMENT VEHICLE FOR A QUALIFIED PLAN, YOU SHOULD CONSIDER THAT THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED BY THE QUALIFIED PLAN ITSELF. THE FAVORABLE TAX-DEFERRAL BENEFITS AVAILABLE FOR QUALIFIED PLANS THAT INVEST IN ANNUITY CONTRACTS ARE ALSO GENERALLY AVAILABLE IF THE QUALIFIED PLANS PURCHASE OTHER TYPES OF INVESTMENTS, SUCH AS MUTUAL FUNDS, EQUITIES AND DEBT INSTRUMENTS. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL PROFESSIONAL SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE INVESTMENT OPTIONS, ANNUITY LIFETIME INCOME OPTIONS, DEATH BENEFITS AND OTHER BENEFITS PROVIDED UNDER AN ANNUITY CONTRACT ISSUED IN CONNECTION WITH A QUALIFIED PLAN ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.

We provide additional information on taxes in the Federal Tax Matters section of this Prospectus. We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

HOW CAN I CHANGE MY CONTRACT'S INVESTMENT ALLOCATIONS?

Allocation of Purchase Payments


When you applied for your Contract, you specified the Variable Investment Options or Fixed Investment Options (together, your Investment Options) in which your Purchase Payments will be allocated. You may change this investment allocation for future Purchase Payments at any time. Any change in allocation will be effective as of the receipt of your request at the Annuities Service Center.



We do not impose a limit on the number of Investment Options to which you may allocate Purchase Payments at any one time or over the life of your Contract.


Transfers Among Investment Options

During the accumulation period, you may transfer amounts held in one Investment Option to any other Investment Option. Although your Contract may impose restrictions on the maximum dollar amount that may be transferred among Variable Investment Options, we currently do not enforce these restrictions.

It is also our current practice to approve transfers to a Fixed Investment Option, if available under your Contract, after the end of the 10th Contract Year. We reserve the right to terminate this practice at any time.

To make a transfer, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any one Variable Investment Option or Fixed Investment Option in any Contract Year is $1,000,000.

Currently, we do not impose a charge for transfer requests. The first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, we do not currently assess a charge but reserve the right (to the extent permitted by your Contract) to impose a charge of up to $25 for any transfer beyond the annual limit (transfers out of a Fixed Investment Option may, however, incur a market value adjustment - either positive or negative).

We have adopted a policy and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.


Variable investment options in variable annuity products can be a prime target for abusive transfer activity because these products value their variable investment options on a daily basis and allow transfers among variable investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of variable investment options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, long-term investors in a variable investment option can be harmed by frequent transfer activity since such activity may expose the variable investment option's corresponding fund to increased portfolio transaction costs (affecting the value of the shares) and/or disruption to the corresponding fund manager's ability to effectively manage such corresponding fund's investment portfolio in accordance with the its investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.



To discourage disruptive frequent trading activity, we have adopted a policy for the Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Account, we count all transfers made during the period from the opening of trading each day the net asset value of the shares of a Fund are determined (usually 9 a.m.) to the close of trading that day (the close of day-time trading of the New York Stock Exchange (usually 4 p.m.)) as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to any of our Dollar Cost Averaging programs (ONLY THE REVOLUTION VALUE VARIABLE ANNUITY HAS MORE THAN ONE DOLLAR COST AVERAGING PROGRAM; see below under "Dollar Cost Averaging Programs") or our Strategic Rebalancing Program, (b) transfers from a Fixed Investment Option at the end of its fixed investment period, (c) transfers made within a prescribed period before and after a substitution of Funds and (d) transfers made during the Annuity Period (these transfers are subject to a 30 day notice requirement, however, as described in the "Transfers during the Annuity Period" section of this Prospectus). Under the Separate Account's policy and procedures, Contract Owners may transfer to a Money Market Investment Option even if the two transfer per month limit has been reached if 100% of the Contract value in all Variable Investment Options is transferred to that Money Market Investment Option. If such a transfer to a Money Market Investment Option is made, for a 30 calendar day period after such transfer, no subsequent transfers from that Money Market Investment Option to another Variable Investment Option may be made. We apply the Separate Account's policy and procedures uniformly to all Contract Owners.

We reserve the right to take other actions at any time to restrict trading, including, but not limited to:

-    restricting the number of transfers made during a defined period,

-    restricting the dollar amount of transfers,

- restricting the method used to submit transfers (e.g., changing telephone and facsimile procedures to require that transfer requests be submitted in writing via U.S. mail), and

-    restricting transfers into and out of certain sub-accounts.

In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Funds. We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law), and to prohibit a transfer less than 30 days prior to the Contract's Maturity Date.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing disruptive frequent trading activity and avoid harm to long-term investors. If we are unsuccessful in restricting disruptive frequent trading activity, the Funds may incur higher brokerage costs and may maintain higher cash levels, limiting their ability to achieve their investment objective.

Procedure for Transferring Your Assets


You may request a transfer in writing or, if you have authorized telephone transfers, by telephone or fax. All transfer requests should be directed to the Annuities Service Center. Your request should include:


-    your name,

-    daytime telephone number,

-    Contract number,

- the names of the Investment Options to and from which assets are being transferred, and

-    the amount of each transfer.


Your request becomes effective at the close of the Business Day in which we receive it, in proper form at the Annuities Service Center. Each Business Day ends at the close of regular trading for the day on the New York Stock Exchange. Usually this is 4:00 p.m., Eastern time. If we receive a transfer request, in proper form, after the close of a Business Day, it will become effective at the end of the next Business Day.


Telephone and Facsimile Transactions


If you complete a special authorization form, you can request transfers among Investment Options and changes of allocation among Investment Options simply by telephoning or by faxing us at the Annuities Service Center. Any fax request should include your name, daytime telephone number, Contract number and, in the case of transfers and changes of allocation, the names of the Investment Options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.


If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the Owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

As stated earlier in this Prospectus, we have imposed restrictions on transfers including the right to change our telephone and facsimile transaction procedures at any time. We also reserve the right to suspend or terminate the privilege altogether with respect to any Owners who we feel are abusing the privilege to the detriment of other Owners.

Electronic Information

You may access information about your Contract through our website, www.johnhancockannuities.com. In order to do so, you will be required to create an account with a username and password, and maintain a valid e-mail address. You are responsible for keeping your password confidential and must notify us of any loss or theft of your password, or any unauthorized use of your password.

Dollar Cost Averaging Programs

Under our STANDARD DOLLAR-COST AVERAGING PROGRAM, you may elect, at no cost, to automatically transfer assets from any Variable Investment Option to one or more other Variable Investment Options on a monthly, quarterly, semiannual, or annual basis. The following conditions apply to the standard dollar cost averaging program:

-    the amount of each transfer must equal at least $100,

- you may change your variable investment allocation instructions at any time in writing or, if you have authorized telephone transfers, by telephone,

-    you may discontinue the program at any time,

- the program automatically terminates when the Variable Investment Option from which we are taking the transfers has been exhausted,

- automatic transfers to or from Fixed Investment Options are not permitted under this program.

We reserve the right to suspend or terminate the program at any time.

(Available only on the Revolution Value Variable Annuity.) Under our DOLLAR-COST AVERAGING VALUE PROGRAM, you may elect to deposit any new Purchase Payment of $5,000 or more in a guarantee rate account that we call the "DCA rate account." For Contracts issued after April 30, 2004, your deposits under this program will be depleted over a 6 month period. For Contracts issued prior to May 1, 2004, the assets in this account attributable to a new Purchase Payment will be transferred automatically to one or more Variable Investment Options over a period that is equal in length (i.e., either 6 months or 12 months) to the period you initially selected. A new period will begin on the date each new Purchase Payment is deposited in the DCA rate account program with respect to that Purchase Payment. At the time of each deposit into this program, you must tell us in writing:

-    that your deposit should be allocated to this program; and

-    the Variable Investment Options to which assets will be transferred; and

-    the percentage amount to be transferred to each such Variable Investment
     Option.

Transfers to Fixed Investment Options are not permitted under this program, and transfers of your account value from a Variable Investment Option are not currently permitted to initiate the program. (You may, however, change your variable investment allocation instructions at any time in writing or, if you have authorized telephone transfers, by telephone.)

Your participation in the dollar-cost averaging value program will end if you request a partial withdrawal from the DCA rate account, or if you request a transfer from the DCA rate account that is in addition to the automatic transfers.

You may not use the standard dollar-cost averaging program and the dollar-cost averaging value program at the same time.

Strategic Rebalancing

This program automatically re-sets the percentage of your account value allocated to the Variable Investment Options. Over time, the variations in the investment results for each Variable Investment Option you've selected for this program will shift the percentage allocations among them. The strategic rebalancing program will periodically transfer your account value among these Variable Investment Options to reestablish the preset percentages you have chosen. (You may, however, change your variable investment allocation instructions at any time in writing or, if you have authorized telephone transfers, by telephone.) Strategic rebalancing would usually result in transferring amounts from a Variable Investment Option with relatively higher investment performance since the last rebalancing to one with relatively lower investment performance. However, rebalancing can also result in transferring amounts from a Variable Investment Option with relatively lower current investment performance to one with relatively higher current investment performance.


This program can be elected by sending the appropriate form to the Annuities Service Center. You must specify the frequency for rebalancing (monthly, quarterly, semi-annually or annually), the preset percentage for each Variable Investment Option, and a future beginning date. Once elected, strategic rebalancing will continue until we receive notice of cancellation of the option or notice of the death of the insured person.


The Fixed Investment Options do not participate in and are not affected by strategic rebalancing. We reserve the right to modify, terminate or suspend the strategic rebalancing program at any time.

WHAT FEES AND CHARGES WILL BE DEDUCTED FROM MY CONTRACT?


We assess charges and deductions under the Contract against Purchase Payments, Contract Values or annuity benefit payments. Currently, there are no deductions made from Purchase Payments. In addition, there are deductions from and expenses paid out of the assets of the Funds that are described in the Funds' prospectuses.


Asset-Based Charges


We deduct Separate Account expenses daily, as a percentage of average account value, to compensate us primarily for our administrative expenses and for the mortality and expense risks that we assume under the Contracts, as follows:

SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE) (6)



(Contracts with initial Purchase Payment less than $250,000)
Asset-Based Charge               1.25%  1.25%  1.25%  1.25%  1.25%

(Contracts with initial Purchase Payment greater than $250,000)
Asset-Based Charge               1.00%  1.00%  1.25%  1.25%  1.25%


This charge does not apply to assets you have in our Fixed Investment Options. We take the deduction proportionally from each Variable Investment Option you are then using.

In return for the mortality risk charge, we assume the risk that Annuitants as a class will live longer than expected, requiring us to pay a greater number of annuity payments. In return for the expense risk charge, we assume the risk that our expenses relating to the Contracts may be higher than we expected when we set the level of the Contracts' other fees and charges, or that our revenues from such other sources will be less than expected.

Annual Contract Fee


We currently deduct a $30 annual Contract fee at the end of each Contract Yearfor a DECLARATION OR PATRIOT CONTRACT WITH A TOTAL VALUE OF LESS THAN $10,000 and also for a REVOLUTION ACCESS, REVOLUTION EXTRA OR REVOLUTION VALUE CONTRACT WITH A TOTAL VALUE OF LESS THAN $50,000. We also deduct the annual fee before then if you surrender your Contract, unless your Contract's total value, at the time of surrender, is above either $10,000 FOR DECLARATION and PATRIOT CONTRACTS, or $50,000 FOR REVOLUTION ACCESS, REVOLUTION EXTRA, AND REVOLUTION VALUE CONTRACTS.


We take the deduction proportionally from each Variable Investment Option and each Fixed Investment Option you are then using. We reserve the right to increase the annual Contract fee up to $50.

Premium Taxes


We make deductions for any applicable premium or similar taxes based on the amount of a Purchase Payment. Currently, certain local jurisdictions assess a tax of up to 4% of each Purchase Payment.


In most cases, we deduct a charge in the amount of the tax from the total value of the Contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from each Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage times the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.


                           PREMIUM TAX RATE
 STATE OR   ---------------------------------------------
TERRITORY   QUALIFIED CONTRACTS   NON-QUALIFIED CONTRACTS
---------   -------------------   -----------------------
CA                 0.50%                  2.35%
GUAM               4.00%                  4.00%
ME(A)              0.00%                  2.00%
NV                 0.00%                  3.50%
PR                 3.00%                  3.00%
SD(A)              0.00%                  1.25%(B)
WV                 1.00%                  1.00%
WY                 0.00%                  1.00%



A    We pay premium tax upon receipt of Purchase Payment.



B    0.80% on Purchase Payments in excess of $500,000.


Withdrawal Charge

(Not applicable to the Revolution Access Variable Annuity)


If you withdraw some of your Purchase Payments from your Contract prior to the Maturity Date ("partial withdrawal") or if you surrender (turn in) your Contract, in its entirety, for cash prior to the Maturity Date ("total withdrawal" or "surrender"), we may assess a withdrawal charge. Some people refer to this charge as a "contingent deferred withdrawal load." The amount of this charge will depend on the type of Contract you purchased and the number of years that have passed since we received your Purchase Payments, as shown below:



                          DECLARATION             PATRIOT        REVOLUTION ACCESS     REVOLUTION EXTRA      REVOLUTION VALUE
                       VARIABLE ANNUITY      VARIABLE ANNUITY     VARIABLE ANNUITY     VARIABLE ANNUITY      VARIABLE ANNUITY
                     -------------------   -------------------   -----------------   -------------------   -------------------


                          DECLARATION             PATRIOT        REVOLUTION ACCESS     REVOLUTION EXTRA      REVOLUTION VALUE
                       VARIABLE ANNUITY      VARIABLE ANNUITY     VARIABLE ANNUITY     VARIABLE ANNUITY      VARIABLE ANNUITY
                     -------------------   -------------------   -----------------   -------------------   -------------------
Maximum Withdrawal   6% for the 1st year   6% for the 1st year                       7% for the 1st year   7% for the 1st year
Charge               6% for the 2nd year   6% for the 2nd year                       7% for the 2nd year   6% for the 2nd year
(as % of amount      5% for the 3rd year   5% for the 3rd year                       7% for the 3rd year   5% for the 3rd year
withdrawn or         5% for the 4th year   5% for the 4th year                       7% for the 4th year   4% for the 4th year
surrendered) (1)     4% for the 5th year   4% for the 5th year         None          6% for the 5th year   3% for the 5th year
                     3% for the 6th year   3% for the 6th year                       5% for the 6th year   2% for the 6th year
                     2% for the 7th year   2% for the 7th year                       4% for the 7th year   1% for the 7th year
                     0% thereafter         0% thereafter                             0% thereafter         0% thereafter



(1) This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of Purchase Payment.



Withdrawal charges help to compensate us for the cost of selling the Contracts, including expenses relating to the Extra Credit feature under Revolution Extra Variable Annuity Contracts. The amount of the charges in any Contract Year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the Contracts. To the extent that the withdrawal charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the Contracts or from our general assets. Similarly, administrative expenses not fully recovered by the administration fee may also be recovered from such other sources.



FREE WITHDRAWAL AMOUNTS (applicable to Revolution Extra and Revolution Value Contracts): If you purchased a Revolution Extra or Revolution Value Contract and have any profit in your Contract, you can always withdraw that profit without any withdrawal charge. By "profit," we mean the amount by which your Contract's total value exceeds the Purchase Payments you have paid and have not (as discussed below) already withdrawn. For Revolution Extra Contracts, "profit" also includes any amounts attributable to an Extra Credit. If your Contract doesn't have any profit (or you have withdrawn it all) you can still make charge free withdrawals, unless and until all of your withdrawals during the same Contract Year exceed 10% of all of the Purchase Payments you have paid to date. If you



FREE WITHDRAWAL AMOUNTS (applicable to Patriot and Declaration Contracts): If you purchased a Patriot or Declaration Contract, you you can make withdrawals without any withdrawal charge, unless and until all of your withdrawals during the same Contract Year exceed 10% of all of the Purchase Payments you have paid to date.



HOW WE DETERMINE AND DEDUCT THE CHARGE: If the amount you withdraw or surrender totals more than the free withdrawal amount during the Contract Year, we will assess a withdrawal charge shown in the Fee Tables on any amount of the excess that we attribute to Purchase Payments you made within a withdrawal charge period. Solely for purposes of determining the amount of the withdrawal charge, we assume that the amount of each withdrawal that exceeds the free withdrawal amount (together with any associated withdrawal charge) is a withdrawal first from the earliest Purchase Payment, and then from the next earliest Purchase Payment, and so forth until all payments have been exhausted. Once a Purchase Payment has been considered to have been "withdrawn" under these procedures, that Purchase Payment will not enter into any future withdrawal charge calculations.



We deduct the withdrawal charge proportionally from each Variable Investment Option and each Fixed Investment Option being reduced by the surrender or withdrawal. For example, if 60% of the withdrawal amount comes from a Growth option and 40% from the Money Market option, then we will deduct 60% of the withdrawal charge from the Growth option and 40% from the Money Market option. If any such option has insufficient remaining value to cover the charge, we will deduct any shortfall from all of your other Investment Options, pro-rata based on the value in each. If your Contract as a whole has insufficient surrender value to pay the entire charge, we will pay you no more than the surrender value.



You will find examples of how we compute the withdrawal charge in Appendix A to this Prospectus.


WHEN WITHDRAWAL CHARGES DON'T APPLY: We don't assess a withdrawal charge in the following situations:

- on amounts applied to an Annuity Option at the Contract's Maturity Date or to pay a death benefit;


- on certain withdrawals if you have elected the Rider that waives the withdrawal charge (nursing home Rider for Declaration and Patriot Variable Annuities); and


- on amounts withdrawn to satisfy the minimum distribution requirements for tax qualified plans. (Amounts above the minimum distribution requirements are subject to any applicable withdrawal charge, however.)

HOW AN MVA AFFECTS THE WITHDRAWAL CHARGE: If you make a withdrawal from a Fixed Investment Option at a time when the related MVA results in an upward adjustment in your remaining value, we will calculate the withdrawal charge as if you had withdrawn that much more. Similarly, if the MVA results in a downward adjustment, we will compute any withdrawal charge as if you had withdrawn that much less.

Other Charges


If you purchased an optional benefit Rider, we will deduct the applicable charges for that benefitproportionally from each of your Investment Options, including the Fixed Investment Options, based on your value in each. We list these charges below:



OPTIONAL BENEFIT RIDER CHARGES (1) (AS A PERCENTAGE OF YOUR CONTRACT'S TOTAL VALUE UNLESS OTHERWISE STATED)

Accidental Death Benefit Rider     0.10%         0.10%         Not Offered      Not Offered      Not Offered

Accumulated Value Enhance-ment     Not Offered   Not Offered   Maximum: 1.00%   Maximum: 1.00%   Maximum: 1.00%
("CARESolutions Plus") Rider(2)                                Current: 0.40%   Curent: 0.35%    Current: 0.35%
(as a percentage of your initial
Purchase Payment)

Earnings Enhancement               Not Offered   Not Offered   0.25%            0.25%            0.25%
("Beneficiary Tax Relief") Death
Benefit Rider

Enhanced "Stepped Up" Death        0.15%         0.15%         Not Offered      Not Offered      Not Offered
Benefit Rider

Enhanced Death Benefit Rider(3)    Not Offered   Not Offered   0.25%            0.25%            0.25%

Guaranteed Retirement Income       Not Offered   Not Offered   0.30%            0.30%            0.30%
Benefit Rider (4)

Nursing Home Waiver (4)            0.05%         0.05%         Not Offered      Not Offered      Not Offered

Waiver of Withdrawal Charge        Not Offered   Not Offered   Not Offered      0.10%            0.10%
("CARESolutions") Rider(5)



(1) Charges for optional benefit Riders are assessed monthly. The monthly charge is 1/12 of the annual charge shown in this table.



(2) This Rider is available only if you purchased the Waiver of Withdrawal Charge Rider as well. We do not currently impose the maximum charge shown, but reserve the right to do so on a uniform basis for all Accumulated Value Enhancement Riders issued in the same state.



(3) In certain states (and for Riders issued prior to May 1, 2002), the rate for Enhanced Death Benefit Rider may be lower than the amount shown.



(4)  This Rider was not available for Contracts issued after April 30, 2004.



(5) The charge shown is a percentage of that portion of your Contract's total value attributable to Purchase Payments that are still subject to withdrawal charges


HOW CAN I WITHDRAW MONEY FROM MY CONTRACT?





ELECTRONIC INFORMATION



You are now able to access information through our website, www.johnhancockannuities.com. In order to do so, you will be required to create an account with a username and password, and maintain a valid e-mail address. You are responsible for keeping your password confidential and must notify us of any loss or theft of your password, or any unauthorized use of your password


Surrenders and Partial Withdrawals

Prior to your Contract's Maturity Date, if the Annuitant is living, you may:


-    surrender your Contract for a cash payment of its Surrender Value," or


-    make a partial withdrawal of the surrender value.





Certain surrenders and withdrawals may result in taxable income to you or other tax consequences as described under "Federal Tax Matters." Among other things, if you make a full surrender or partial withdrawal from your Contract before you reach age 59 1/2, an additional federal penalty of 10% generally applies to any taxable portion of the withdrawal.



We will deduct any partial withdrawal proportionally from each of your Investment Options based on the value in each, unless you direct otherwise. When you take a partial withdrawal, we deduct any applicable withdrawal charge as a percentage of the total amount withdrawn. We take any applicable withdrawal charge from the amount remaining in a Contract after we process the amount you request.


Without our prior approval, you may not make a partial withdrawal:

-    for an amount less than $100, or

-    if the remaining total value of your Contract would be less than $1,000.

We reserve the right to terminate your Contract if the value of your Contract becomes zero. You generally may not make any surrenders or partial withdrawals once we begin making payments under an Annuity Option. FOR DECLARATION AND PATRIOT VARIABLE ANNUITIES ONLY: if your "free withdrawal value" at any time is less than $100, you must withdraw that amount in full, in a single sum, before you make any other partial withdrawals.


Your request to surrender your Contract or to make a partial withdrawal becomes effective at the close of the Business Day in which we receive it, in proper form at the Annuities Service Center. Each Business Day ends at the close of regular trading for the day on the New York Stock Exchange. Usually this is 4:00 p.m., Eastern time. If we receive a request, in proper form, after the close of a Business Day, it will become effective at the end of the next Business Day.


SIGNATURE GUARANTEE REQUIREMENTS FOR SURRENDERS AND PARTIAL WITHDRAWALS: We require that you obtain a signature guarantee on a surrender or partial withdrawal in the following circumstances:

- You are requesting that we mail the amount withdrawn to an alternate address; or

-    You have changed your address within 30 days of the withdrawal request; or

-    You are requesting a withdrawal in the amount of $100,000 or greater.

We must receive the original signature guarantee on your withdrawal request. We will not accept copies or facsimiles of a signature guarantee. You may obtain a signature guarantee at most banks, financial institutions or credit unions. A notarized signature is not the same as a signature guarantee and will not satisfy this requirement. There may be circumstances, of which we are not presently aware, in which we would not impose a signature guarantee on a surrender or partial withdrawal as described above. Nursing Home Waiver of Withdrawal Charge

(Applicable only to the Declaration and Patriot Variable Annuities)


If you own a Declaration or Patriot Contract, you have may purchased an optional nursing home waiver of withdrawal charge Rider when you applied for your Contract, as permitted by state law. If you purchased this Rider, we will waive the withdrawal charges on any withdrawals, provided all the following conditions apply:


- you become confined to a nursing home beginning at least 90 days after we issue your Contract.

- you remain in the nursing home for at least 90 consecutive days and receive skilled nursing care.

- we receive your request for a withdrawal and adequate proof of confinement no later than 90 days after discharge from the facility.

-    your confinement is prescribed by a doctor and medically necessary.


At the time of application, you could not purchase this Rider if (1) you were older than 75 years at application or (2) in most states, if you were confined to a nursing home within the past two years at application.





Waiver of Withdrawal Charge Rider
(Applicable only to Revolution Extra and Revolution Value Variable Annuities)


If you own a Revolution Extra or Revolution Value Contract, you may have purchased an optional waiver of withdrawal charge Rider when you applied for your Contract, as permitted by state law. The "covered persons" under the Rider are the Owner and the Owner's spouse, unless the Owner is a trust. If the Owner is a trust, the "covered persons" are the Annuitant and the Annuitant's spouse.



Under this Rider, we will waive withdrawal charges on any withdrawals, if all the following conditions apply to a "covered person":


- a covered person becomes confined to a nursing home beginning at least 30 days after we issue your Contract;

- such covered person remains in the nursing home for at least 90 consecutive days receiving nursing care; and

- the covered person's confinement is prescribed by a doctor and medically necessary because of a covered physical or mental impairment.


In addition, depending on your state, the Rider may also provide for a waiver of withdrawal charges if a covered person has been diagnosed with a chronic, critical or terminal illness to the extent so provided in the Rider.

At the time of application, you could not purchase this Rider: (1) if either of the covered persons was older than 74 years at application or (2) in most states, if either of the covered persons was confined to a nursing home within the past two years at application.



There is a charge for this Rider, as set forth in the Fee Tables. This Rider (and the related charges) will terminate on the Contract's Maturity Date, upon your surrendering the Contract, or upon your written request that we terminate it.



For a more complete description of the terms and conditions of this benefit, you should refer directly to the Rider. We will provide you with a copy on request. In certain marketing materials, this Rider may be referred to as "CARESolutions".



If you purchased this Rider:


- you and your immediate family will also have access to a national program designed to help the elderly maintain their independent living by providing advice about an array of eldercare services available to seniors, and

- you will have access to a list of long-term care providers in your area who provide special discounts to persons who belong to the national program.


You should carefully review the tax considerations for optional benefit Riders under "Federal Tax Matters". For a more complete description of the terms and conditions of this benefit, you should refer directly to the Rider. We will provide you with a copy on request.


Systematic Withdrawal Plan


Our optional systematic withdrawal plan enables you to preauthorize periodic withdrawals. If you elect this plan, we will withdraw a percentage or dollar amount from your Contract on a monthly, quarterly, semiannual, or annual basis, based upon your instructions. Unless otherwise directed, we will deduct the requested amount from each applicable Investment Option in the ratio that the value of each bears to the total value of your Contract. Each systematic withdrawal is subject to any market value adjustment or withdrawal charge (WITHDRAWAL CHARGE NOT APPLICABLE TO REVOLUTION ACCESS VARIABLE ANNUITIES) that would apply to an otherwise comparable non-systematic withdrawal. See "How Will the Value of My Investment in the Contract Change Over Time?" and "What Fees and Charges Will be Deducted from My Contract?" The same tax consequences also generally will apply.


The following conditions apply to systematic withdrawal plans:

-    The amount of each systematic withdrawal must equal at least $100,

- If the amount of each withdrawal drops below $100 or the total value of your Contract becomes less than $5,000, we will suspend the plan and notify you,

-    You may cancel the plan at any time.

- We reserve the right to modify the terms or conditions of the plan at any time without prior notice.

Telephone Withdrawals

If you complete a separate authorization form, you may make requests to withdraw a portion of your Contract Value by telephone. We reserve the right to impose maximum withdrawal amount and procedural requirements regarding this privilege. For additional information regarding telephone procedures, see "Telephone and Facsimile Transactions" in this Prospectus.

WHAT HAPPENS IF THE OWNER OR ANNUITANT DIES BEFORE MY CONTRACT'S MATURITY DATE?


Death benefits - In General


The Contracts described in this Prospectus generally provide for distribution of death benefits if you die before a Contract's Maturity Date. The minimum death benefits provided under the Contracts differ, depending on when you purchased a Contract, our maximum limits on Death Benefits at that time, the jurisdiction in which we issued a Contract, and the age of the oldest owner (or annuitant) on the date of issue. We may pay death benefits in some cases on the Annuitant's death, instead of the Owner's death, if the Annuitant predeceases the Owner. In addition, you may have purchased a Contract with an optional death benefit Rider that will enhance the amount of death benefit. You should read your Contract carefully to determine the minimum Death Benefit and any enhanced Death Benefit payable during the accumulation period.

Distribution requirements following death of owner

If you did not purchase your contract under a tax qualified plan, the Code requires that the following distribution provisions apply if you die. We summarize these provisions (and the effect of spousal continuation) below. If your contract has joint owners, these provisions apply upon the death of the first to die.

If you die before annuity payments have begun:

- if the contract's designated beneficiary is your surviving spouse, your spouse may continue the contract in force as the owner. In that case:


     1. under DECLARATION and PATRIOT Contracts, we will not pay a death benefit but the total value of your contract will equal the death benefit that would have been payable, excluding amounts payable under any optional benefit Riders; and

     2. under REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts, we will not pay a death benefit but the total value of your contract will equal the death benefit that would have been payable, including amounts payable under any optional benefit Riders.; and



     3. under REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts, your spouse may elect to add or continue any optional death benefit Riders under his or her name, subject to our then current underwriting standards and the deduction of Rider charges at our then current rates. For purposes of calculating the amount of your spouse's Death Benefit, we will treat the total value of your contract (including any step-up in value) as the initial premium and the date the Rider is added or continued as the Rider's date of issue.



     4. under PATRIOT, DECLARATION, REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts, any additional amount that we credit to your contract will be allocated to the investment options in the same ratio as the investment allocations held at the time of death and will not be subject to any future surrender or withdrawal charges. If your spouse makes any additional Purchase Payments (and if there are any unliquidated Purchase Payments at the time of your death), however, they will be subject to future surrender or withdrawal charges as provided in your contract.


- if the beneficiary is not your surviving spouse OR if the beneficiary is your surviving spouse but chooses not to continue the contract, the "entire interest" (as discussed below) in a Contract on the date of your death must be:


     1.   paid out in full within five years of your death or



     2. applied in full towards the purchase of a life annuity on the beneficiary, or for a similar benefit payable over a period not extending beyond the life expectancy of the beneficiary, with payments commencing within one year of your death.



Your "entire interest" in a REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE contract, as issued in most states, equals the standard death benefit (or any enhanced death benefit) for the Contract on the date of your death. If an earnings enhancement benefit Rider is then in force, the "entire interest" in most states will also include any earnings enhancement death benefit amount that may then be payable. Your "entire interest" in a DECLARATION or PATRIOT Contract on the date of your death, if you are the last surviving annuitant as well as the owner, equals the death benefit that then becomes payable. If you are the owner of a DECLARATION or PATRIOT Contract (or an owner of a REVOLUTION ACCESS, REVOLUTION EXTRA or REVOLUTION VALUE Contract in certain states such as IL or
MN) but not the last surviving annuitant, the "entire interest" equals:


-    the surrender value if paid out in full within five years of your death, or

- the total value of your contract applied in full towards the purchase of a life annuity on the beneficiary, or for a similar benefit payable over a period not extending beyond the life expectancy of the beneficiary, with payments commencing within one year of your death.

YOU SHOULD REVIEW YOUR CONTRACT CAREFULLY TO DETERMINE THE "ENTIRE INTEREST" THAT WILL BE DISTRIBUTED UPON AN OWNER'S DEATH.

If you die on or after annuity payments have begun:

- any remaining amount that we owe must be paid out at least as rapidly as under the method of making annuity payments that is then in use.

The Code imposes very similar distribution requirements on Contracts used to fund tax qualified plans. We provide the required provisions for tax qualified plans in separate disclosures and endorsements.

Death benefits following death of annuitant


Under DECLARATION and PATRIOT Contracts, if the annuitant dies before your contract's date of maturity, we will pay a standard death benefit, unless you have elected an enhanced death benefit Rider. Under REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts, our payment of the "standard" death benefit, and any enhanced death benefits, depends on the form of ownership and whether there is one annuitant or joint annuitants:


- If your contract is owned by a single natural person and has a single annuitant, the death benefit is payable on the earlier of the owner's death and the annuitant's death.

- If your contract is owned by a single natural person and has joint annuitants, the death benefit is payable on the earliest of the owner's death (whether or not the owner is also an annuitant) and the last annuitant's death.

- If your contract is owned by joint owners and has a single annuitant, the death benefit is payable on the earliest of the first owner's death (whether or not the owner is also an annuitant) and the annuitant's death.

- If your contract is owned by joint owners and has joint annuitants, the death benefit is payable on the earliest of the first owner's death (whether or not the owner is also an annuitant) and the last annuitant's death.

In certain states, such as IL and MN, the death benefit under REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts is payable only upon an annuitant's death. YOU SHOULD REVIEW YOUR CONTRACT CAREFULLY TO DETERMINE WHEN A "STANDARD" DEATH BENEFIT IS PAYABLE.

If your PATRIOT, DECLARATION, REVOLUTION ACCESS, REVOLUTION EXTRA or REVOLUTION VALUE contract has joint owners, each owner will automatically be deemed to be the beneficiary of the other. This means that any death benefit payable upon the death of one owner will be paid to the other owner. In that case, any other beneficiary you have named would receive the death benefit only if neither joint owner remains alive at the time the death benefit becomes payable.


Standard Death Benefit


The standard death benefit under Declaration, Patriot, Revolution Access, Revolution Extra and Revolution Value Contracts is the greater of:

- the total value of your contract, adjusted by any then-applicable market value adjustment, or


- the total amount of Purchase Payments made, minus any partial withdrawals and related withdrawal charges.



Enhanced death benefit Riders



We offered several optional death benefit Riders under DECLARATION, PATRIOT, REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION Value Contracts that, depending on state availability and our underwriting rules, were available to you at the time you purchased your Contract. For an extra fee, these optional death benefit Riders may enhance the standard death benefit payable under your Contract, subject to the terms and limitations contained in the Rider.



Under DECLARATION and PATRIOT Contracts, we offered a "Stepped-Up" death benefit Rider and an "Accidental Death Benefit" Rider to applicants under age 80 at the time of purchase. Under REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts, we offered an "Enhanced" death benefit Rider if each owner and each annuitant was under age 80 at the time of purchase. We also offered an "Earnings enhancement" death benefit Rider to purchasers of REVOLUTION ACCESS, REVOLUTION EXTRA and REVOLUTION VALUE Contracts if each owner and each annuitant was under age 75 at the time of purchase. The "Earnings enhancement" death benefit Rider was not available, however, to Contracts issued in connection with tax-qualified plans.



We provide a general description of each of these Riders in Appendix ___ to this Prospectus.


Calculation and payment of death benefit value.


We calculate the death benefit value as of the day we receive, in proper order at the Annuities Service Center:


-    proof of death before the contract's date of maturity, and

-    any required instructions as to method of settlement.

We will generally pay the death benefit in a "lump-sum" under our current administrative procedures to the beneficiary you chose, unless

- the death benefit is payable because of the owner's death, the designated beneficiary is the owner's spouse, and he or she elects to continue the contract in force; or

- an optional method of settlement is in effect. If you have not elected an optional method of settlement, the beneficiary may do so. However, if the death benefit is less than the minimum stated in your contract (in most states, $5,000), we will pay it in a lump sum, regardless of any election. You can find more information about optional methods of settlement under "Annuity Options".


WHAT OTHER OPTIONAL BENEFITS MAY HAVE BEEN AVAILABLE TO ME UNDER A CONTRACT?


(APPLICABLE ONLY TO REVOLUTION ACCESS, REVOLUTION EXTRA AND REVOLUTION VALUE VARIABLE ANNUITIES)

Accumulated Value Enhancement Benefit


If you elected this benefit when you purchased a Contract, we will make a contribution to the total value of the Contract on a monthly basis if the covered person (who must be an Owner and the Annuitant):


- is unable to perform at least 2 activities of daily living without human assistance or has a cognitive impairment, AND


-    is receiving certain qualified services described in the Rider.



The amount of the contribution (called the "Monthly Benefit") is shown in the specifications page of the Contract. However, the benefit contains an inflation protection feature that will increase the Monthly Benefit by 5% each year after the 7th Contract Year. The specifications page of the Contract also contains a limit on how much the total value of the Contract can be increased by this benefit (the "benefit limit"). The Rider must be in effect for 7 years before any increase will occur.



You could only elect this benefit when you applied for the Contract, if it was then available in your state. Under our current administrative rules, the Monthly Benefit (without regard to the inflation protection feature) is equivalent to 1% of your initial Purchase Payment, up to a maximum Purchase Payment of $300,000. We may reduce this $300,000 limit further, however, if you own additional annuity Contracts issued by JHVLICO and its affiliates that provide a similar benefit. The $300,000 limit applies only to the calculation of the Monthly Benefit under the accumulated value enhancement Rider. (See "Limits on Purchase Payments" for a general description of other Purchase Payment limits under the Contract).



You could not have elected this Rider unless you also elected the waiver of withdrawal charge Rider. There is a monthly charge for this benefit as described in the Fee Tables.

The Rider will terminate if the Contract terminates, if the covered person dies, if the benefit limit is reached, if the Owner is the covered person and the ownership of the Contract changes, or if, before annuity payments start, the total value of the Contract falls below an amount equal to 25% of your initial Purchase Payment. You may cancel the Rider by written notice at any time. The Rider charge will terminate when the Rider terminates.



If you choose to continue the Rider after the Contract's Maturity Date, charges for the Rider will be deducted from annuity payments and any Monthly Benefit for which the covered person qualifies will be added to the next annuity payment.



In certain marketing materials, this Rider may have been referred to as "CARESolutions Plus."



You should carefully review the tax considerations for optional benefit Riders under "Federal Tax Matters" in this Prospectus.


Guaranteed Retirement Income Benefit

CONTRACTS ISSUED BEFORE MAY 1, 2004 MAY HAVE BEEN ISSUED WITH GUARANTEED RETIREMENT INCOME BENEFIT RIDER:


If you elected this benefit, we will guarantee the amount of annuity payments you receive, if the following conditions are satisfied:


- The Maturity Date must be within the 30 day period following a Contract anniversary.

- If the Annuitant was age 45 or older on the date of issue, the Contract must have been in effect for at least 10 Contract Years on the Maturity Date and the Maturity Date must be on or after the Annuitant's 60th birthday and on or before the Annuitant's 90th birthday.

- If the Annuitant was less than age 45 on the date of issue, the Contract must have been in effect for at least 15 Contract Years on the Maturity Date and the Maturity Date must be on or before the Annuitant's 90th birthday.


If your Contract was issued with this Rider, you need not choose to receive the guaranteed income benefit that it provides. Rather, unless and until such time as you exercise your option to receive a guaranteed income benefit under this Rider, you will continue to have the option of exercising any other right or option that you would have under the Contract (including withdrawal and annuity payment options) if the Rider had not been added to it.



If you decided to add this Rider to your Contract, and if you ultimately decide to take advantage of the guaranteed income it provides, we will automatically provide that guaranteed income in the form of fixed payments under our "Option
A: life annuity with payments for guaranteed period" described below under "Annuity options." The guaranteed period will automatically be a number of years that the Rider specifies, based on the Annuitant's age at the annuity date and whether your Contract is purchased in connection with a tax-qualified plan. (These specified periods range from 5 to 10 years.) You will have no discretion to vary this form of payment, if you choose the guaranteed income benefit under this Rider.


We guarantee that the amount you can apply to this annuity payment option will be at least equal to the amount of each Purchase Payment you have paid, accumulated at the rate(s) specified in the Contract, but adjusted for any partial withdrawals you have taken. The accumulation rates differ between (a) Contract Value allocated to a Fixed Investment Option or Money Market Investment Option (currently 4%) and (b) Contract Value allocated to all other Variable Investment Options (currently 5%). Withdrawals reduce the accumulated amount in direct proportion to the percentage of Contract Value that was reduced by the withdrawal (including any withdrawal charges). After a withdrawal, the accumulation rate(s) will only be applied to the remaining accumulated amount. If your total Contract Value is higher than the amount we guarantee, we will apply the higher amount to the annuity payment option instead of the guaranteed amount.


There is a monthly charge for this Rider as described in the Fee Tables. The Rider (and the related charges) automatically terminate if your Contract is surrendered or the Annuitant dies. After you've held your Contract for 10 years, you can terminate the Rider by written request.


CAN I RETURN MY CONTRACT?


In most cases, you had the right to cancel your Contract within 10 days (or longer in some states) after you received it. To have canceled your Contract, you would have delivered or mailed it to us or to the the JHVLICO representative who delivered the Contract to you.


In most states, you would have received a refund equal to the total value of your Contract on the date of cancellation, minus the extra credit deduction (APPLICABLE ONLY TO REVOLUTION EXTRA VARIABLE ANNUITY CONTRACTS, as defined below), adjusted by any then-applicable market value adjustments and increased by any charges for premium taxes deducted by us to that date. In some states, or if your Contract was issued as an "IRA," you would have received a refund of any Purchase Payments you would have paid. The date of cancellation would have been the date we receive the Contract.

The "extra credit deduction" is equal to the lesser of (1) the portion of the total value of your Contract that is attributable to any extra credits and (2) the amount of all extra credits. Thus, you would have received any gain and we would have borne any loss on extra credits if you returned your Contract within the time period specified above.

        General Information about Us, the Separate Account and the Funds


THE COMPANY


We are John Hancock Variable Life Insurance Company, a stock life insurance company chartered in 1979 under Massachusetts law, with its home office at 197 Clarendon Street, Boston, Massachusetts 02117. We also have an Annuities Service Center at 601 Congress Street, Boston, Massachusetts 02210-2805. We are authorized to transact a life insurance and annuity business in all states other than New York and in the District of Columbia.


We are a wholly-owned subsidiary of John Hancock Life Insurance Company ("John Hancock"), a Massachusetts stock life insurance company. On February 1, 2000, John Hancock Mutual Life Insurance Company (which was chartered in Massachusetts in 1862) converted to a stock company by "demutualizing" and changed its name to John Hancock Life Insurance Company. As part of the demutualization process, John Hancock became a subsidiary of John Hancock Financial Services, Inc., a newly formed publicly-traded corporation. In April 2004, John Hancock Financial Services, Inc. was merged with a subsidiary of Manulife Financial Corporation, a publicly-traded corporation organized under the laws of Canada. The merger was effected pursuant to an Agreement and Plan of Merger dated as of September 28, 2003. As a consequence of the merger, John Hancock's ultimate parent is now Manulife Financial Corporation. John Hancock"s home office is at John Hancock Place, Boston, Massachusetts 02117.

Our financial ratings are as follows:

     A++ A.M. Best

     Superior companies have a very strong ability to meet their obligations; 1st category of 16

     AA+ Fitch

     Very strong capacity to meet policyholder and Contract obligations; 2nd category of 24

     AA+ Standard & Poor's

     Very strong financial security characteristics; 2nd category of 21

     Aa2 Moody's

     Excellent in financial strength; 3rd category of 21


These ratings are current as of the date of this Prospectus and are subject to change. They are assigned as a measure of our ability to honor any guarantees provided by the Contract and any applicable optional Riders but not specifically to our products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any Fund.


THE SEPARATE ACCOUNT


We use our Separate Account to support the Variable Investment Options you choose.


You do not invest directly in the Funds made available under the Contract. When you direct or transfer money to a Variable Investment Option, we will purchase shares of a corresponding Fund through John Hancock Variable Annuity Account JF ("Separate Account"). We hold the Fund's shares in a "sub-account" (usually with a name similar to that of the corresponding Fund).

The Company established John Hancock Variable Annuity Account JF under Massachusetts law. The Separate Account's assets, including the Funds' shares, belong to JHVLICO. Each Contract provides that amounts we hold in the Separate Account pursuant to the Contracts cannot be reached by any other persons who may have claims against us.


The income, gains and losses, whether or not realized, from assets of the Separate Account are credited to or charged against the Separate Account without regard to the Company's other income, gains, or losses. Nevertheless, all obligations arising under the Company's Contracts are general corporate obligations of the Company. Assets of our Separate Accounts may not be charged with liabilities arising out of any Company's business.


We reserve the right, subject to compliance with applicable law, to add other sub-accounts, eliminate existing sub-accounts, combine sub-accounts or transfer assets in one sub-account to another sub-account that we, or an affiliated company, may establish. We will not eliminate existing sub-accounts or combine sub-accounts without the prior approval of the appropriate state or federal regulatory authorities.

The Separate Accounts are registered as unit investment trusts under the Investment Company Act of 1940 ("1940 Act"). Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account. If we determine that it would be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.


THE FUNDS



When you select a Variable Investment Option, we invest your money in a Sub-Account of a Separate Account and it invests in NAV shares of a corresponding Fund of John Hancock Trust.



THE FUNDS IN THE SEPARATE ACCOUNTS ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Funds are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Funds also may be available through participation in certain qualified pension or retirement plans.



The Funds' investment advisers and managers (i.e., subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the Funds are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Fund described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE FUNDS HELD IN OUR SEPARATE ACCOUNTS.



The table in the Fee Tables section of the Prospectus shows the investment management fees and other operating expenses for these Fund shares as a percentage (rounded to two decimal places) of each Fund's average daily net assets for 2005, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the Funds are not fixed or specified under the terms of the contracts and may vary from year to year. These fees and expenses differ for each Fund and reduce the investment return of each Fund. Therefore, they also indirectly reduce the return you will earn on any Variable Investment Options you select.



The John Hancock Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Trust's Funds. JHIMS LLC is our affiliate.



- If shares of a Fund are no longer available for investment or in our judgment investment in a Fund becomes inappropriate, we may eliminate the shares of a Fund and substitute shares of another Fund, or of another open-end registered investment company. A substitution may be made with respect to both existing investments and the investment of future Purchase Payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).



The Funds pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Funds. The amount of this compensation is based on a percentage of the assets of the Fund attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Fund to Fund and among classes of shares within a Fund. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a Fund's assets and paid for the services we or our affiliates provide to that Fund. In addition, compensation payments of up to 0.40% of assets may be made by a Fund's investment adviser or its affiliates. Any such payments do not, however, result in any charge to you in addition to what is shown in the Fee Table. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement.



You bear the investment risk of any Fund you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Funds that we make available under the Contracts . Certain Variable Investment Options may not be available under a Contract.



You can find a full description of each Fund, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Fund in the prospectus for that Fund. YOU CAN OBTAIN A COPY OF A FUND'S PROSPECTUS, WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

                               JOHN HANCOCK TRUST


(We show the Fund's manager (i.e. subadviser) in bold above the name of the Fund)   AVAILABLE ON:
---------------------------------------------------------------------------------   -------------
CAPITAL GUARDIAN TRUST COMPANY
   Overseas Equity Trust         Seeks long-term capital appreciation by            Revolution Access
                                 investing, under normal market conditions, at      Revolution Extra
                                 least 80% of its assets in equity securities of    Revolution Value
                                 companies outside the U.S. in a diversified mix    Patriot
                                 of large established and medium-sized foreign      Declaration
                                 companies located primarily in developed
                                 countries and, to a lesser extent, in emerging
                                 markets.

DAVIS SELECTED ADVISERS, L.P.
   Financial Services Trust      Seeks growth of capital by investing primarily     Revolution Access
                                 in common stocks of financial companies. During    Revolution Extra
                                 normal market conditions, at least 80% of the      Revolution Value
                                 portfolio's net assets (plus any borrowings for    Patriot
                                 investment purposes) are invested in companies     Declaration
                                 that are principally engaged in financial
                                 services. A company is "principally engaged" in
                                 financial services if it owns financial
                                 services-related assets constituting at least
                                 50% of the value of its total assets, or if at
                                 least 50% of its revenues are derived from its
                                 provision of financial services.

DECLARATION MANAGEMENT &
   RESEARCH  LLC
   Active Bond Trust  (1)        Seeks income and capital appreciation by           Revolution Access
                                 investing at least 80% of its assets in a          Revolution Extra
                                 diversified mix of debt securities and             Revolution Value
                                 instruments.                                       Patriot
                                                                                    Declaration

   Bond Index Trust B            Seeks to track the performance of the Lehman       Revolution Access
                                 Brothers Aggregate Index (which represents the     Revolution Extra
                                 U.S. investment grade bond market) by investing,   Revolution Value
                                 under normal market conditions, at least 80% of    Patriot
                                 its assets in securities listed in the Lehman
                                 Index.

   Managed Trust (2)             Seeks income and long-term capital appreciation    Revolution Access
                                 by investing primarily in a diversified mix of:    Revolution Extra
                                 (a) common stocks of large and mid sized U.S.      Revolution Value
                                 companies, and (b) bonds with an overall           Patriot
                                 intermediate term average maturity.

   Short-Term Bond Trust         Seeks income and capital appreciation by           Revolution Access
                                 investing at least 80% of its assets in a          Revolution Extra
                                 diversified mix of debt securities and             Revolution Value
                                 instruments.                                       Patriot

DEUTSCHE ASSET MANAGEMENT,
   INC.
   Real Estate                   Seeks to achieve a combination of long-term        Revolution Access
      Securities Trust           capital appreciation and current income by         Revolution Extra
                                 investing, under normal market conditions, at      Revolution Value
                                 least 80% of its net assets (plus any borrowings   Patriot
                                 for investment purposes) in equity securities of
                                 real estate investment trusts ("REITS") and real
                                 estate companies.

GRANTHAM, MAYO, VAN OTTERLOO &
   CO. LLC
   Managed Trust  (2)            Seeks income and long-term capital appreciation    Revolution Access
                                 by investing primarily in a diversified mix of:    Revolution Extra
                                 (a) common stocks of large and mid sized U.S.      Revolution Value
                                 companies, and (b) bonds with an overall           Patriot
                                 intermediate term average maturity.

INDEPENDENCE INVESTMENT LLC
   Growth and Income Trust       Seeks income and long-term capital appreciation    Revolution Access
      (formerly, Growth &        by investing, under normal market conditions,      Revolution Extra
      Income II Trust)           primarily in a diversified mix of common stocks    Revolution Value
                                 of large U.S. companies.                           Patriot
                                                                                    Declaration

                               JOHN HANCOCK TRUST

(We show the Fund's manager (i.e. subadviser) in bold above the name of the Fund)   AVAILABLE ON:
---------------------------------------------------------------------------------   -------------
JENNISON ASSOCIATES LLC
   Capital Appreciation Trust    Seeks long-term capital growth by investing at     Revolution Access
                                 least 65% of its total assets in equity-related    Revolution Extra
                                 securities of companies that exceed $1 billion     Revolution Value
                                 in market capitalization and that the subadviser   Patriot
                                 believes have above-average growth prospects.
                                 These companies are generally medium-to-large
                                 capitalization companies.

MFC GLOBAL INVESTMENT
   MANAGEMENT (U.S.A.) LIMITED
   500 Index Trust B             Seeks to approximate the aggregate total return    Revolution Access
                                 of a broad U.S. domestic equity market index       Revolution Extra
                                 investing, under normal market conditions, at      Revolution Value
                                 least 80% of its net assets (plus any borrowings   Patriot
                                 for investment purposes) in (a) the common         Declaration
                                 stocks that are included in the S & P 500
                                 Index(3) and (b) securities (which may or may
                                 not be included in the S & P 500 Index) that MFC
                                 Global (U.S.A.) believes as a group will behave
                                 in a manner similar to the index.

   Mid Cap Index Trust           Seeks to approximate the aggregate total return    Revolution Access
                                 of a mid cap U.S. domestic equity market index     Revolution Extra
                                 by attempting to track the performance of the      Revolution Value
                                 S&P Mid Cap 400 Index(3).

   Money Market Trust B          Seeks to obtain maximum current income             Revolution Access
                                 consistent with preservation of principal and      Revolution Extra
                                 liquidity by investing in high quality, U.S.       Revolution Value
                                 Dollar denominated money market instruments.       Patriot
                                                                                    Declaration

   Small Cap Index Trust         Seeks to approximate the aggregate total return    Revolution Access
                                 of a small cap U.S. domestic equity market index   Revolution Extra
                                 by attempting to track the performance of the      Revolution Value
                                 Russell 2000 Index(3).

   Total Stock Market Index      Seeks to approximate the aggregate total return    Revolution Access
      Trust                      of a broad U.S. domestic equity market index by    Revolution Extra
                                 attempting to track the performance of the         Revolution Value
                                 Wilshire 5000 Equity Index(3).

PACIFIC INVESTMENT MANAGEMENT
   COMPANY LLC
   Global Bond Trust             Seeks to realize maximum total return,             Revolution Access
                                 consistent with preservation of capital and        Revolution Extra
                                 prudent investment management by investing the     Revolution Value
                                 portfolio's assets primarily in fixed income       Patriot
                                 securities denominated in major foreign
                                 currencies, baskets of foreign currencies (such
                                 as the ECU), and the U.S. dollar.

   Total Return Trust            Seeks to realize maximum total return,             Revolution Access
                                 consistent with preservation of capital and        Revolution Extra
                                 prudent investment management by investing,        Revolution Value
                                 under normal market conditions, at least 65% of
                                 the portfolio's assets in a diversified
                                 portfolio of fixed income securities of varying
                                 maturities. The average portfolio duration will
                                 normally vary within a three- to six-year time
                                 frame based on the subadviser's forecast for
                                 interest rates.

SSGA FUNDS MANAGEMENT, INC.
   International Equity          Seeks to track the performance of a broad-based    Revolution Access
      Index Trust B              equity index of foreign companies primarily in     Revolution Extra
                                 developed countries and, to a lesser extent, in    Revolution Value
                                 emerging market countries by investing, under      Patriot
                                 normal market conditions, at least 80% of its
                                 assets in securities listed in the Morgan
                                 Stanley Capital International All Country World
                                 Excluding U.S. Index

T. ROWE PRICE ASSOCIATES, INC.

                               JOHN HANCOCK TRUST


(We show the Fund's manager (i.e. subadviser) in bold above the name of the Fund)   AVAILABLE ON:
---------------------------------------------------------------------------------   -------------
   Blue Chip Growth Trust        Seeks to achieve long-term growth of capital       Revolution Access
                                 (current income is a secondary objective) by       Revolution Extra
                                 investing, under normal market conditions, at      Revolution Value
                                 least 80% of the portfolio's total assets in the   Patriot
                                 common stocks of large and medium-sized blue
                                 chip growth companies. Many of the stocks in the
                                 portfolio are expected to pay dividends.

   Equity-Income Trust           Seeks to provide substantial dividend income and   Revolution Access
                                 also long-term capital appreciation by investing   Revolution Extra
                                 primarily in dividend-paying common stocks,        Revolution Value
                                 particularly of established companies with         Patriot
                                 favorable prospects for both increasing
                                 dividends and capital appreciation.

   Health Sciences Trust         Seeks long-term capital appreciation by            Revolution Access
                                 investing, under normal market conditions, at      Revolution Extra
                                 least 80% of its net assets (plus any borrowings   Revolution Value
                                 for investment purposes) in common stocks of
                                 companies engaged in the research, development,
                                 production, or distribution of products or
                                 services related to health care, medicine, or
                                 the life sciences (collectively termed "health
                                 sciences").

   Mid Value Trust               Seeks long-term capital appreciation by            Revolution Access
                                 investing, under normal market conditions,         Revolution Extra
                                 primarily in a diversified mix of common stocks    Revolution Value
                                 of mid size U.S. companies that are believed to    Patriot
                                 be undervalued by various measures and offer
                                 good prospects for capital appreciation.

WELLINGTON MANAGEMENT COMPANY,
   LLP
   Mid Cap Stock Trust           Seeks long-term growth of capital by investing     Revolution Access
                                 primarily in equity securities of mid-size         Revolution Extra
                                 companies with significant capital appreciation    Revolution Value
                                 potential.

   Small Cap Growth Trust        Seeks long-term capital appreciation by            Revolution Access
                                 investing, under normal market conditions,         Revolution Extra
                                 primarily in small-cap companies that are          Revolution Value
                                 believed to offer above average potential for      Patriot
                                 growth in revenues and earnings.                   Declaration

   Small Cap Value Trust         Seeks long-term capital appreciation by            Revolution Access
                                 investing, under normal market conditions, at      Revolution Extra
                                 least 80% of its assets in small-cap companies     Revolution Value
                                 that are believed to be undervalued by various
                                 measures and offer good prospects for capital
                                 appreciation.

WESTERN ASSET MANAGEMENT COMPANY
   High Yield Trust              Seeks to realize an above-average total return     Revolution Access
                                 over a market cycle of three to five years,        Revolution Extra
                                 consistent with reasonable risk, by investing      Revolution Value
                                 primarily in high yield debt securities,           Patriot
                                 including corporate bonds and other fixed-income
                                 securities.



1. The Active Bond Trust is subadvised by Declaration Management & Research LLC (65%) and Sovereign Asset Management LLC (35%)



2. The Managed Trust is subadvised by Grantham, Mayo,Van Otterloo & Co. LLC (60%) and Declaration Management & Research LLC (40)%



3 "Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "S&P Mid Cap 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademarks of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

                   HOW WE SUPPORT THE FIXED INVESTMENT OPTIONS

All of JHVLICO's general assets (discussed above) support its obligations under the Fixed Investment Options (as well as all of its other obligations and liabilities). To hold the assets that support primarily the Fixed Investment Options, we have established a "non-unitized" separate account. With a non-unitized separate account, you have no interest in or preferential claim on any of the assets held in the account. The investments we purchase with amounts you allocated to the Fixed Investment Options belong to us; any favorable investment performance on the assets allocated to the Fixed Investment Options belongs to us. Instead, you earn interest at the guaranteed interest rate of the Fixed Investment Option you selected, provided that you don't surrender, transfer, or withdraw your assets prior to the end of your selected Fixed Investment Option.

                      HOW THE FIXED INVESTMENT OPTIONS WORK

Amounts you allocate to the Fixed Investment Options earn interest at a guaranteed rate commencing with the date of allocation. At the expiration of the Fixed Investment Option, we will automatically transfer its total value to a Money Market Variable Investment Option under your Contract, unless you elect to:

-    withdraw all or a portion of any such amount from the Contract,

- allocate all or a portion of such amount to a new Fixed Investment Option or periods of the same or different duration as the expiring Fixed Investment Option, or

- allocate all or a portion of such amount to one or more of the Variable Investment Options.


You must notify us of any such election, by mailing a request to us at the Annuities Service Center at least 30 days prior to the end of the expiring Fixed Investment Option. We will notify you of the end of the Fixed Investment Option at least 30 days prior to its expiration. The first day of the new Fixed Investment Option or other reallocation will begin the day after the end of the expiring Fixed Investment Option.


We currently make available Fixed Investment Options with durations of five years. For Contracts issued before September 30, 2002, however, we may permit you to select different durations. If you select any Fixed Investment Option with a duration that extends beyond your Contract's Maturity Date, your maturity date will automatically be changed to the Annuitant's 95th birthday (or a later date, if we approve). We reserve the right to add or delete Fixed Investment Options for new allocations to or from those that are available at any time.

Guaranteed Interest Rates

Each Fixed Investment Option has its own guaranteed interest rate. We may, at our discretion, change the guaranteed rate for future Fixed Investment Options. These changes will not affect the guaranteed rates being paid on Fixed Investment Options that have already commenced. Each time you allocate or transfer money to a Fixed Investment Option, a new Fixed Investment Option, with a new interest rate, begins to run with respect to that amount. The amount allocated or transferred earns a guaranteed rate that will continue unchanged until the end of that period.

We make the final determination of guaranteed rates and Fixed Investment Options to be declared. We cannot predict or assure the level of any future guaranteed rates or the availability of any future Fixed Investment Options.


You may obtain information concerning the guaranteed rates applicable to the various Fixed Investment Options, and the durations of the Fixed Investment Options offered at any time by calling the Annuities Service Center.


Calculation of Market Value Adjustment ("MVA")

If you withdraw, surrender, transfer, or otherwise remove money from a Fixed Investment Option prior to its expiration date, we will apply a market value adjustment.

A market value adjustment also generally applies to:

-    death benefits pursuant to your Contract,

-    amounts you apply to an Annuity Option, and

-    amounts paid in a single sum in lieu of an annuity.

The market value adjustment increases or decreases your remaining value in the Fixed Investment Option. If the value in that Fixed Investment Option is insufficient to pay any negative MVA, we will deduct any excess from the value in your other Investment

Options pro-rata based on the value in each. If there is insufficient value in your other Investment Options, we will in no event pay out more than the surrender value of the Contract.

Here is how the MVA works:

We compare:

- the guaranteed rate of the Fixed Investment Option from which the assets are being taken WITH

- the guaranteed rate we are currently offering for Fixed Investment Options of the same duration as remains on the Fixed Investment Option from which the assets are being taken.

If the first rate exceeds the second by more than 1/2%, the market value adjustment produces an increase in your Contract's value.

If the first rate does not exceed the second by at least 1/2%, the market value adjustment produces a decrease in your Contract's value.

For this purpose, we consider that the amount withdrawn from the Fixed Investment Option includes the amount of any negative MVA and is reduced by the amount of any positive MVA.


The mathematical formula and sample calculations for the market value adjustment appear in Appendix A.



What additional guarantee applies to the fixed investment options under my contract?



JHVLICO's ultimate corporate parent, Manulife Financial Corporation ("MFC"), has guaranteed JHVLICO's obligations with respect to any fixed investment options you elect (the "MFC Subordinated Guarantee"). The MFC Subordinated Guarantee will apply unless and until we notify you otherwise. (If we give you such notice, however, the MFC Subordinated Guarantee would remain in effect for all guarantee periods under the fixed investment options that had already started, and would be inapplicable only to guarantee periods starting after the date of such notice.) The MFC Subordinated Guarantee does not relieve JHVLICO of any obligations under your contract -- it is in addition to all of the rights and benefits that the contract provides. There is no charge or cost to you for the MFC Subordinated Guarantee, and there are no disadvantages to you of having this additional guarantee.



John Hancock Financial Services, Inc. ("JHFS") guaranteed JHVLICO fixed investment option guarantee periods that began prior to June 29, 2005 (the "JHFS Guarantee"). The JHFS Guarantee does not apply to fixed investment option guarantee periods that began on or after June 29, 2005.



Under the rules of the United States Securities and Exchange Commission ("SEC"), the MFC Subordinated Guarantee relieves us of our obligation to file with the SEC annual, quarterly and current reports on Form 10-K, Form 10-Q and Form 8-K, respectively, and thereby saves us the expense of being an SEC reporting company. MFC is a company organized under the laws of Canada and its common shares are listed principally on the Toronto Stock Exchange and the New York Stock Exchange. MFC files with the SEC annual and current reports on Forms 40-F and 6-K, respectively. MFC's consolidated financial statements include information about JHFS and us in a footnote containing condensed consolidating financial information with separate columns for MFC, JHFS, JHVLICO and other subsidiaries of MFC, together with consolidating adjustments.



Similarly, we and JHFS implemented the JHFS Guarantee in order to save us the expenses of being a public company. JHFS was our ultimate corporate parent and a publicly-traded company that filed annual and quarterly reports with the SEC. In April 2004, JHFS was merged with a subsidiary of MFC.



WHAT ARE THE TERMS OF THE MFC SUBORDINATED GUARANTEE? MFC guarantees your full interest in any fixed investment option. This means that, if we fail to honor any valid request to surrender, transfer, or withdraw any amount from a guarantee period, or fail to allocate amounts from a fixed investment option to an annuity option when it is obligated to do so, MFC guarantees the full amount that you would have received, or value that you would have been credited with, had we fully met our obligations under your Contract with respect to such fixed investment option. If we fail to pay any amount that becomes payable under the Contract upon the death of an owner or annuitant, MFC guarantees the unpaid amount, up to the Contract value in any fixed investment option on the date of death, increased by any accrued but uncredited interest attributable thereto and increased by any upward market value adjustment that would have been payable upon any surrender of the Contract at that time (but not decreased by any negative market value adjustment). If we fail to make payment when due of any amount that is guaranteed by MFC, you could directly request MFC to satisfy our obligation, and MFC must do so. You would not have to make any other demands on us as a precondition to making a claim against MFC under the MFC Subordinated Guarantee.



The MFC Subordinated Guarantee constitutes an unsecured obligation of MFC as guarantor, and is subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinated to the MFC Subordinated Guarantee, and effectively rank senior to MFC's preferred and common shares.

HOW CAN I FIND ADDITIONAL INFORMATION ABOUT MFC? MFC is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.



You may read and copy any reports, statements or other information filed by MFC at the SEC's Public Reference Room, Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about MFC at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.



You may also obtain copies of this information by mail from the Public Reference Section of the SEC, Station Place, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC maintains a website that contains reports, proxy statements and other information, including those filed by MFC, at http://www.sec.gov. You may also access the SEC filings and obtain other information about MFC through the website maintained by MFC, which is http://www.manulife.com. The information contained in that website is not incorporated by reference into this Prospectus.



MFC and JHVLICO filed a joint registration statement on Form F-3 with the SEC in respect of the MFC guarantee described in this Prospectus. This Prospectus is a part of that registration statement. As permitted by SEC rules, this Prospectus does not contain all the information you can find in the registration statement. The SEC allows MFC to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC.



The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus. These documents contain important information about the companies and their financial condition.



MFC incorporates by reference the documents listed below, which were filed with the SEC.



(a) MFC's Reports of Foreign Issuer on Form 6-K filed on January 3, March 24 and March 28, 2006; and



(b) MFC's Annual Report on Form 40-F for the year ended December 31, 2005, as filed on March 23, 2006.



(c) MFC's Annual Report on Form 40-F for the year ended December 31, 2004, as filed on March 29, 2005 and as amended and filed on April 21 and June 27, 2005.



Copies of the documents incorporated in this Prospectus by reference may be obtained on request without charge from:



                         Manulife Financial Corporation
                            ATTN: Corporate Secretary
                          200 Bloor Street East, NT-10
                         Toronto, Ontario Canada M4W 1E5
                            Telephone: (416) 926-3000



Any annual reports on Form 20-F, Form 40-F or Form 10-K, any reports on Form 10-Q or Form 8-K, other than current reports furnished to the SEC pursuant to
Item 2.02 or Item 7.01 of Form 8-K, and any Form 6-K specifying that it is being incorporated by reference in this Prospectus, as well as all Prospectus supplements disclosing additional or updated information, filed by MFC with the SEC subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus.



ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR SUPERSEDES SUCH PRIOR STATEMENT. ANY STATEMENT OR DOCUMENT SO MODIFIED OR SUPERSEDED SHALL NOT, EXCEPT TO THE EXTENT SO MODIFIED OR SUPERSEDED, BE INCORPORATED BY REFERENCE AND CONSTITUTE A PART OF THIS PROSPECTUS.



YOU SHOULD RELY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THE MFC GUARANTEES COVERED BY THIS PROSPECTUS IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS

ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT, AS THE CASE MAY BE.



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                             THE ACCUMULATION PERIOD

Your Value in Our Variable Investment Options

Each Purchase Payment or transfer that you allocate to a Variable Investment Option purchases accumulation units of that Variable Investment Option. Similarly, each withdrawal or transfer that you take from a Variable Investment Option (as well as certain charges that may be allocated to that option) result in a cancellation of such accumulation units.

Valuation of Accumulation Units

To determine the number of accumulation units that a specific transaction will purchase or cancel, we use the following formula:

                          dollar amount of transaction
                                   DIVIDED BY
               value of one accumulation unit for the applicable
                 Variable Investment Option at the time of such
                                   transaction

The value of each accumulation unit will change daily depending upon the investment performance of the Fund that corresponds to that Variable Investment Option and certain charges we deduct from such Investment Option. (See below under "Variable Investment Option Valuation Procedures.")

Therefore, at any time prior to the Maturity Date, the total value of your Contract in a Variable Investment Option can be computed according to the following formula:

                  number of accumulation units in the Variable
                               Investment Options
                                      TIMES
                value of one accumulation unit for the applicable
                    Variable Investment Option at that time

Your Value in the Fixed Investment Options

On any date, the total value of your Contract in a Fixed Investment Option equals:

- the amount of Purchase Payments or transferred amounts allocated to the Fixed Investment Option, MINUS

- the amount of any withdrawals or transfers paid out of the Fixed Investment Option, MINUS

- the amount of any negative market value adjustments resulting from such withdrawals or transfers, PLUS

- the amount of any positive market value adjustments resulting from such withdrawals and transfers, MINUS

- the amount of any charges and fees deducted from that Fixed Investment Option, PLUS

- interest compounded daily on any amounts in the Fixed Investment Option from time to time at the effective annual rate of interest we have declared for that Fixed Investment Option.


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                               THE ANNUITY PERIOD

Annuity payments are made to the Annuitant, if still living. If more than one Annuitant is living at the Maturity Date, the payments are made to the younger of them.

Maturity Date

Your Contract specifies the Maturity Date, when payments from one of our Annuity Options are scheduled to begin. You initially choose a Maturity Date when you complete your application for a Contract. Unless we otherwise permit, the Maturity Date must be:

- at least 6 months after the date the first Purchase Payment is applied to your Contract, and

-    no later than the maximum age specified in your Contract (normally age 95).

Subject always to these requirements, you may subsequently change the Maturity Date. The Annuities Service Center must receive your new selection at least 31 days prior to the new Maturity Date, however. Also, if you are selecting or changing your Maturity Date for a Contract issued under a tax qualified plan, special limits apply. (See "Contracts Purchased for a Tax-Qualified Plan.")

Choosing Fixed or Variable Annuity Payments

During the Annuity Period, the total value of your Contract must be allocated to no more than four Investment Options. During the Annuity Period, we do not offer the Fixed Investment Options. Instead, we offer annuity payments on a fixed basis as one Investment Option, and annuity payments on a variable basis for EACH Variable Investment Option.

We will generally apply (1) amounts allocated to the Fixed Investment Options as of the Maturity Date to provide annuity payments on a fixed basis and (2) amounts allocated to Variable Investment Options to provide annuity payments on a variable basis. If you are using more than four Investment Options on the Maturity Date, we will divide your Contract's value among the four Investment Options with the largest values (considering all Fixed Investment Options as a single option), pro-rata based on the amount of the total value of your Contract that you have in each.

We will make a market value adjustment to any remaining Fixed Investment Option amounts on the Maturity Date, before we apply such amounts to an annuity payment option. We will also deduct any premium tax charge.

Once annuity payments commence, you may not make transfers from fixed to variable or from variable to fixed.

Selecting an Annuity Option


Each Contract provides, at the time of its issuance, for annuity payments to commence on the Maturity Date pursuant to Option A: "Life Annuity with Payments for a Guaranteed Period" for a 10 year period on a fixed basis (discussed under "Annuity Options".)


Prior to the Maturity Date, you may select a different Annuity Option. However, if the total value of your Contract on the Maturity Date is not at least $5,000, Option A: "Life Annuity with Payments for a Guaranteed Period" for the 10 year period will apply, regardless of any other election that you have made. You may not change the form of Annuity Option once payments commence.

If the initial monthly payment under an Annuity Option would be less than $50, we may make a single sum payment equal to the total surrender value of your Contract on the date the initial payment would be payable. Such single payment would replace all other benefits.

Subject to that $50 minimum limitation, your Beneficiary may elect an Annuity Option if:

-    you have not made an election prior to the Annuitant's death;

- the Beneficiary is entitled to payment of a death benefit of at least $5,000 in a single sum; and

- the Beneficiary notifies us of the election prior to the date the proceeds become payable.

Variable Monthly Annuity Payments

We determine the amount of the first variable monthly payment under any Variable Investment Option by using the applicable annuity purchase rate for the Annuity Option under which the payment will be made. The Contract sets forth these annuity purchase rates. In most cases they vary by the age and gender of the Annuitant or other payee.

The amount of each subsequent variable annuity payment under that Variable Investment Option depends upon the investment performance of that Variable Investment Option.

Here's how it works:


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

- we calculate the actual net investment return of the Variable Investment Option (after deducting all charges) during the period between the dates for determining the current and immediately previous monthly payments.

- if that actual net investment return exceeds the "assumed investment rate" (explained below), the current monthly payment will be larger than the previous one.

- if the actual net investment return is less than the assumed investment rate, the current monthly payment will be smaller than the previous one.

Assumed Investment Rate

The assumed investment rate for any variable portion of your annuity payments will be 3 1/2% per year, except as follows.

You may elect an assumed investment rate of 5% or 6%, provided such a rate is available in your state. If you elect a higher assumed investment rate, your initial variable annuity payment will also be higher. Eventually, however, the monthly variable annuity payments may be smaller than if you had elected a lower assumed investment rate.

Transfers During the Annuity Period


Some transfers are permitted during the Annuity Period, but subject to different limitations than during the accumulation period. Once annuity payments on a variable basis have begun, you may transfer all or part of the investment upon which those payments are based from one sub-account to another. You must submit your transfer request to Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply. Transfers after the maturity date will be made by converting the number of ANNUITY UNITs being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity benefit payments will reflect changes in the value of the annuity units for the new sub-account selected. Once annuity benefit payments begin, no transfers may be made from payments on a fixed basis to payments on a variable basis or from payments on a variable basis to payments on a fixed basis. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of a Fund. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.


Fixed Monthly Annuity Payments

The dollar amount of each fixed monthly annuity payment is specified during the entire period of annuity payments, according to the provisions of the Annuity Option selected. To determine such dollar amounts we first, in accordance with the procedures described above, calculate the amount to be applied to the FIXED ANNUITY Option as of the Maturity Date. We then subtract any applicable premium tax charge, if applicable, and divide the difference by $1,000.

We then multiply the result by the greater of:

- the applicable fixed annuity purchase rate shown in the appropriate table in the Contract; or

- the rate we currently offer at the time of annuitization. (This current rate may be based on the sex of the Annuitant, unless prohibited by law.)

Annuity Options

Here are some of the Annuity Options that are available, subject to the terms and conditions described above. We reserve the right to make available optional methods of payment in addition to those Annuity Options listed here and in your Contract.

OPTION A - LIFE ANNUITY WITH PAYMENTS FOR A GUARANTEED PERIOD - We will make monthly payments for a guaranteed period of 5, 10, or 20 years, as selected by you or your Beneficiary, and after such period for as long as the payee lives. If the payee dies prior to the end of such guaranteed period, we will continue payments for the remainder of the guaranteed period to a contingent payee, subject to the terms of any supplemental agreement issued.

Federal income tax requirements currently applicable to Contracts used with H.R. 10 plans and individual retirement annuities provide that the period of years guaranteed under Option A cannot be any greater than the joint life expectancies of the payee and his or her designated Beneficiary.

OPTION B - LIFE ANNUITY WITHOUT FURTHER PAYMENT ON DEATH OF PAYEE - We will make monthly payments to the payee as long as he or she lives. We guarantee no minimum number of payments.

OPTION C - JOINT AND LAST SURVIVOR - We will provide payments monthly, quarterly, semiannually, or annually, for the payee's life and the life of the payee's spouse/joint payee. Upon the death of one payee, we will continue payments to the surviving payee. All payments stop at the death of the surviving payee.

OPTION D - JOINT AND 1/2 SURVIVOR; OR JOINT AND 2/3 SURVIVOR - We will provide payments monthly, quarterly, semiannually, and annually for the payee's life and the life of the payee's spouse/joint payee. Upon the death of one payee, we will continue payments (reduced to 1/2 or 2/3 the full payment amount) to the surviving payee. All payments stop at the death of the surviving payee.


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

OPTION E - LIFE INCOME WITH CASH REFUND - We will provide payments monthly, quarterly, semiannually, or annually for the payee's life. Upon the payee's death, we will provide a contingent payee with a lump-sum payment, if the total payments to the payee were less than the accumulated value at the time of annuitization. The lump-sum payment, if any, will be for the balance.

OPTION F - INCOME FOR A FIXED PERIOD - We will provide payments monthly, quarterly, semiannually, or annually for a pre-determined period of time to a maximum of 30 years. If the payee dies before the end of the fixed period, payments will continue to a contingent payee until the end of the period.

OPTION G - INCOME OF A SPECIFIC AMOUNT - We will provide payments for a specific amount. Payments will stop only when the amount applied and earnings have been completely paid out. If the payee dies before receiving all the payments, we will continue payments to a contingent payee until the end of the Contract.

With Options A, B, C, and D, we offer both fixed and/or variable annuity payments. With Options E, F, and G, we offer only Fixed Annuity payments. Payments under Options F and G must continue for 10 years, unless your Contract has been in force for 5 years or more.

If the payee is more than 85 years old on the Maturity Date, the following two options are not available without our consent:

- Option A: "Life Annuity with Payments for a Guaranteed Period" for the 5 year period and

-    Option B: "Life Annuity without Further Payment on Death of Payee."

                 VARIABLE INVESTMENT OPTION VALUATION PROCEDURES

We compute the net investment return and accumulation unit values for each Variable Investment Option as of the end of each Business Day. A Business Day is any date on which the New York Stock Exchange is open for regular trading. Each Business Day ends at the close of regular trading for the day on that exchange. Usually this is 4:00 p.m., Eastern time. On any date other than a Business Day, the accumulation unit value or annuity unit value will be the same as the value at the close of the next following Business Day.

                               Federal Tax Matters

INTRODUCTION

The following discussion of the Federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS


We are taxed as a life insurance company. Because the operations of the Separate Account are a part of, and are taxed with, our operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, we are not taxed on the investment income and capital gains of the Separate Account, but the operations of the Separate Account may reduce our Federal income taxes. For example, we may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by the Funds. Our use of these tax credits and deductions will not adversely affect or benefit the Separate Account. We do not anticipate that we will be taxed on the income and gains of the Separate Account in the future, but if we are, we may impose a corresponding charge against the Separate Account.


The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or the Separate Account. Currently, we do not anticipate making a charge of such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.


SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS



At present, the IRS has not provided guidance as to the tax treatment of charges for optional benefits to an annuity contract. The IRS might take the position that each charge associated with these optional benefits is deemed a withdrawal from the contract subject to current income tax to the extent of any gains and, if applicable, the 10% penalty tax for premature withdrawals.



We do not currently report charges for optional benefits as partial withdrawals, but we may do so in the future if we believe that the IRS would require us to report them as such. You should consult a tax adviser before electing any optional benefit Riders.



If you purchased a Qualified Contract with an optional death benefit or other optional benefit Rider, the presence of these benefits may increase the amount of any required minimum distributions under the requirements of your Qualified Plan. See "Qualified Contracts (Contracts Purchased for a Qualified Plan)" below.]


NON-QUALIFIED CONTRACTS
(Contracts Not Purchased to Fund a Qualified Plan)

Undistributed Gains

Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in your Contract until we actually distribute assets to you.


However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person.


Taxation of Annuity Payments

When we make payments under a Contract in the form of an annuity, normally a portion of each annuity payment is taxable as ordinary income. The taxable portion of an annuity payment is equal to the excess of the payment over the exclusion amount.

In the case of variable annuity payments, the exclusion amount is the investment in the Contract when payments begin to be made divided by the number of payments expected to be made (taking into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of Fixed Annuity payments, the exclusion amount is based on the investment in the Contract and the total expected value of Fixed Annuity payments for the term of the Contract (determined under IRS regulations). In general, your investment in the Contract equals the aggregate amount of premium payments you have made over the life of the Contract, reduced by any amounts previously distributed from the Contract that were not subject to tax. A simplified method of determining the taxable portion of annuity benefit payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.



Once you have recovered your total investment in the Contract tax-free, further annuity payments will be fully taxable. If annuity payments cease because the Annuitant dies before all of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction on the Annuitant's last tax return or, if there is a beneficiary entitled to receive further payments, will be distributed to the beneficiary as described more fully below under "Taxation of Death Benefit Proceeds."


Surrenders, Withdrawals and Death Benefits


When we make a single sum payment from your Contract, you have ordinary taxable income to the extent the payment exceeds your investment in the Contract (discussed above). Such a single sum payment can occur, for example, if you surrender your Contract before the Maturity Date or if no extended payment option is selected for a death benefit payment.



When you take a partial withdrawal from a Contract before the Maturity Date, including a payment under a systematic withdrawal plan or guaranteed withdrawal benefit, all or part of the payment may constitute taxable ordinary income to you. If, on the date of withdrawal, the total value of your Contract exceeds the investment in the Contract, the excess will be considered gain and the withdrawal will be taxable as ordinary income up to the amount of such gain. Taxable withdrawals may also be subject to a penalty tax for premature withdrawals as explained below. When only the investment in the Contract remains, any subsequent withdrawal made before the Maturity Date will be a tax-free return of investment. If you assign or pledge any part of your Contract's value, the value so pledged or assigned is taxed the same way as if it were a partial withdrawal.



For purposes of determining the amount of taxable income resulting from a single sum payment or a partial withdrawal, all annuity contracts issued by us or our affiliates to the Owner within the same calendar year will be treated as if they were a single contract.



As mentioned above, amounts received in a partial withdrawal are taxable to the extent that the Contract Value exceeds the investment in the Contract. There is some uncertainty regarding the effect a Fixed Investment Option's market value adjustment might have on the amount treated as "Contract Value" for this purpose. As a result, the taxable portion of amounts received in a partial withdrawal could be greater or less depending on how the market value adjustment is treated.


There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

Taxation of Death Benefit Proceeds

All or part of any death benefit proceeds may constitute a taxable payout of earnings. A death benefit payment generally results in taxable ordinary income to the extent such payment exceeds your investment in the Contract.


Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. During the Accumulation Period, death benefit proceeds are includible in income as follows:



- if distributed in a single sum payment under our current administrative procedures, they are taxed in the same manner as a full withdrawal, as described above; or



- if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above; or


- If distributed as a series of withdrawals over the Beneficiary's life expectancy, they are taxable to the extent the Contract Value exceeds the investment in the Contract.

After a Contract matures and annuity payments begin, if the Contract guarantees payments for a stated period and the Owner dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in the Beneficiary's income as follows:


- if received in a single sum under our current administrative procedures, they are includible in income to the extent that they exceed the unrecovered investment in the Contract at that time; or


- if distributed in accordance with the existing Annuity Option selected, they are fully excludable from income until the remaining investment in the Contract has been recovered, and all annuity benefit payments thereafter are fully includible in income.

Penalty Tax on Premature Distributions

There is a 10% IRS penalty tax on the taxable portion of any payment from a Non-Qualified Contract. Exceptions to this penalty tax include distributions:

-    received on or after the date on which the Contract Owner reaches age 59
     1/2;

- attributable to the Contract Owner becoming disabled (as defined in the tax law);

- made to a Beneficiary on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary Annuitant;

- made as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated individual Beneficiary;


-    made under a single-premium immediate annuity contract; or


- made with respect to certain annuities issued in connection with structured settlement agreements.

Puerto Rico Non-Qualified Contracts


Distributions from Puerto Rico annuity contracts issued by us are subject to federal income taxation, withholding and reporting requirements as well as Puerto Rico tax laws. Both jurisdictions impose a tax on distributions. Under federal requirements, distributions are deemed to be income first. Under the Puerto Rico tax laws, however, distributions from a Contract not purchased to fund a Qualified Plan ("Non-Qualified Contract") are treated as a non-taxable return of principal until the principal is fully recovered. Thereafter, all distributions under a Non-Qualified Contact are fully taxable. Puerto Rico does not currently impose an early withdrawal penalty tax. The Internal Revenue Code, however, does impose such a penalty and bases it on the amount that is taxable under federal rules.



Distributions under a Non-Qualified Contract after annuitization are treated as part taxable income and part non-taxable return of principal. The amount excluded from gross income after annuitization under Puerto Rico tax law is equal to the amount of the distribution in excess of 3% of the total Purchase Payments paid, until an amount equal to the total Purchase Payments paid has been excluded. Thereafter, the entire distribution from a Non-Qualified Contract is included in gross income. For federal income tax purposes, however, the portion of each annuity payment that is subject to tax is computed on the basis of investment in the Contract and the Annuitant's life expectancy. Generally Puerto Rico does not require income tax to be withheld from distributions of income. Although Puerto Rico allows a credit against its income tax for taxes paid to the federal government, you may not be able to use the credit fully. If you are a resident of Puerto Rico, you should consult a tax adviser before purchasing an annuity contract.


Diversification Requirements

Your Contract will not qualify for the tax benefits of an annuity contract unless the Separate Account follows certain rules requiring diversification of investments underlying the Contract. In addition, the rules require that the Contract Owner not have "investment control" over the underlying assets.


In certain circumstances, the Owner of a variable annuity contract may be considered the Owner, for federal income tax purposes, of the assets of the Separate Account used to support the Contract. In those circumstances, income and gains from the Separate Account assets would be includible in the Contract Owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable Contract Owner will be considered the Owner of Separate Account assets if the Contract Owner possesses incidents of Ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty sub-accounts.



The ownership rights under your Contract are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that contract owners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and Contract Values than was the case in those rulings, it is possible that you would be treated as the Owner of your Contract's proportionate share of the assets of the Separate Account.



We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that an underlying Fund will be able to operate as currently described in its prospectus, or that a Fund will not have to change any of its investment objectives or policies. We have reserved the right to modify your Contract if we believe doing so will prevent you from being considered the owner of your Contract's proportionate share of the assets of the Separate Account, but we are under no obligation to do so.


QUALIFIED CONTRACTS
(Contracts Purchased for a Qualified Plan)


The Contracts are also available for use in connection with certain types of retirement plans, including IRAs, which receive favorable treatment under the Code ("Qualified Plans"). Numerous special tax rules apply to the participants in Qualified Plans and to the Contracts used in connection with these plans. We provide a brief description of types of Qualified Plans in Appendix C of this Prospectus, but make no attempt to provide more than general information about use of the Contracts with the various types of Qualified Plans in this Prospectus. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult a tax adviser.

We have no responsibility for determining whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular employee is eligible for inclusion under a plan. In general, the Code imposes limitations on the amount of annual compensation that can be contributed into a Qualified Plan, and contains rules to limit the amount you can contribute to all of your Qualified Plans. Trustees and administrators of Qualified Plans may, however, generally invest and reinvest existing plan assets without regard to such Code imposed limitations on contributions. Certain distributions from Qualified Plans may be transferred directly to another plan, unless funds are added from other sources, without regard to such limitations.



The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity benefit payments under certain Qualified Contracts, there may be no "investment in the Contract" and the total amount received may be taxable. Also, loans from Qualified Contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising your loan privileges.) Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution are limited under Qualified Plans.



Under the tax rules, the Owner and the Annuitant may not be different individuals if a Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.



Special minimum distribution requirements govern the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit or an optional benefit Rider, such as an Accumulated Value Enhancement or Guaranteed Retirement Income Benefit may affect the amount of the required minimum distributions that must be made under the Contract. These special rules may also affect your ability to use any guaranteed retirement income optional benefit Riders in connection with certain Qualified Plans, including IRAs. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain Qualified Plans, including IRAs, after the Owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult your tax adviser.


Penalty Tax on Premature Distributions

There is also a 10% IRS penalty tax on the taxable amount of any payment from certain Qualified Contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a SIMPLE retirement account during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an Individual Retirement Annuity or an IRA, including a SIMPLE IRA, the penalty tax does not apply to a payment:

-    received on or after the date on which the Contract Owner reaches age 59
     1/2;

- received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or


- made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).


These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax adviser.

When we issue a Contract in connection with a Qualified Plan, we will amend it as necessary to conform to the requirements of the plan. However, your rights to any benefits under the plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contracts. We will not be bound by terms and conditions of Qualified Plans to the extent those terms and conditions contradict a Contract, unless we consent.

Tax-Free Rollovers

If permitted under your plan, you may make a tax-free rollover from:


-    a traditional IRA to another traditional IRA;



- a traditional IRA to another Qualified Plan, including a Section 403(b) plan;



- any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax-exempt organization) to a traditional IRA;



- any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax exempt organization) to another Qualified Plan, including a roll-over of amounts from your prior plan derived from your "after-tax" contributions from "involuntary" distributions;



- a Section 457 deferred compensation plan maintained by a tax-exempt organization to another Section 457 deferred compensation plan maintained by a tax-exempt organization (by means of a direct trustee-to-trustee transfer only); and



- a traditional IRA to a Roth IRA, subject to special withholding restrictions discussed below.


In addition, if your spouse survives you, he or she is permitted to rollover your tax-qualified retirement account to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse's plan.


WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS. If a Contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, or a governmental deferred compensation plan described in Section 457(b) of the Code, any eligible rollover distribution from the Contract will be subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals.



Federal income tax of 20% will be withheld from an eligible rollover distribution. The withholding is mandatory, and you cannot elect to have it not apply. This 20% withholding will not apply, however, if instead of receiving the eligible rollover distribution, you choose to have it directly transferred to a Qualified Plan. Before you receive an eligible rollover distribution, we will provide a notice explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.


Loans


A loan privilege is available only to Owners of Contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of the Employee Retirement Income Security Act of 1974 (ERISA). The rules governing the availability of loans, including the maximum Loan Amount, are prescribed in the Code, IRS regulations, and our procedures in effect at the time a loan is made. Because the rules governing loans under section 403(b) Contracts are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply.



Federal tax law generally requires loans to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of a plan participant), with repayments made at least quarterly and in level payments over the term of the loan. Interest will be charged on your Loan Amount. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.



The amount of any Unpaid Loans will be deducted from the death benefit otherwise payable under the Contract. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the Investment Accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable.


Puerto Rico Contracts Issued to Fund Retirement Plans


The tax laws of Puerto Rico vary significantly from the provisions of the Internal Revenue Code of the United States that are applicable to various Qualified Plans. Although we may offer variable annuity contracts in Puerto Rico in connection with Puerto Rican "tax qualified" retirement plans, the text of this Prospectus addresses federal tax law only and is inapplicable to the tax laws of Puerto Rico.


SEE YOUR OWN TAX ADVISER

The foregoing description of Federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax adviser.

                             Performance Information

We may advertise total return information about investments made in the Variable Investment Options. We refer to this information as "Account level" performance. In our Account level advertisements, we usually calculate total return for 1, 5, and 10 year periods or since the beginning of the applicable Variable Investment Option.

Total return at the Account level is the percentage change between:

- the value of a hypothetical investment in a Variable Investment Option at the beginning of the relevant period, and

-    the value at the end of such period.

At the Account level, total return reflects adjustments for any:

-    mortality and expense risk charges,

-    administrative charge,

-    annual Contract fee, and

- withdrawal charge payable if the Owner surrenders his Contract at the end of the relevant period.


Total return at the Account level does not, however, reflect any premium tax charges or any charges for optional benefit Riders. Total return at the Account level will be lower than that at the Trust level where comparable charges are not deducted.


We may also advertise total return in a non-standard format in conjunction with the standard format described above. The non-standard format is generally the same as the standard format except that it will not reflect any Contract fee or withdrawal charge and it may be for additional durations.

We may advertise "current yield" and "effective yield" for investments in the Money Market Investment Option. Current yield refers to the income earned on your investment in the Money Market Investment Option over a 7-day period and then annualized. In other words, the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment.

Effective yield is calculated in a similar manner but, when annualized, the income earned by your investment is assumed to be reinvested and thus compounded over the 52-week period. Effective yield will be slightly higher than current yield because of this compounding effect of reinvestment.


Current yield and effective yield reflect all the recurring charges at the Account level, but will not reflect any premium tax, any withdrawal charge, if applicable, or any charge for optional benefit Riders.


                                     Reports

At least annually, we will send you (1) a report showing the number and value of the accumulation units in your Contract and (2) the financial statements of the Trust.

                                Voting Privileges

At meetings of the Funds' shareholders, we will generally vote all the shares of each Fund that we hold in the Account in accordance with instructions we receive from the Owners of Contracts that participate in the corresponding Variable Investment Option.

                                 Certain Changes

Changes to the Account

We reserve the right, subject to applicable law, including any required shareholder approval,

- to transfer assets that we determine to be your assets from the Account to another separate account or Investment Option by withdrawing the same percentage of each investment in the Account with proper adjustments to avoid odd lots and fractions,

-    to add or delete Variable Investment Options,

-    to change the underlying investment vehicles,

-    to operate the Account in any form permitted by law, and

- to terminate the Account's registration under the 1940 Act, if such registration should no longer be legally required.

Unless otherwise required under applicable laws and regulations, notice to or approval of Owners will not be necessary for us to make such changes.

Variations in Charges or Rates for Eligible Classes

We may allow a reduction in or the elimination of any Contract charges, or an increase in a credited interest rate for a Fixed Investment Option. The affected Contracts would involve sales to groups or classes of individuals under special circumstances that we expect to result in a reduction in our expenses associated with the sale or maintenance of the Contracts, or that we expect to result in mortality or other risks that are different from those normally associated with the Contracts.

The entitlement to such variation in charges or rates will be determined by us based upon such factors as the following:

-    the size of the initial Purchase Payment,

-    the size of the group or class,

- the total amount of Purchase Payments expected to be received from the group or class and the manner in which the Purchase Payments are remitted,

- the nature of the group or class for which the Contracts are being purchased and the persistency expected from that group or class as well as the mortality or morbidity risks associated with that group or class;

- the purpose for which the Contracts are being purchased and whether that purpose makes it likely that the costs and expenses will be reduced, or

- the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class.

We will make any reduction in charges or increase in initial guarantee rates according to our rules in effect at the time an application for a Contract is approved. We reserve the right to change these rules from time to time. Any variation in charges, rates, or fees will reflect differences in costs and services, will apply uniformly to all prospective Contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any Owner.

                            Distribution of Contracts

Signator Investors, Inc. ("Signator") acts as principal distributor of the Contracts sold through this Prospectus. Signator is registered as a broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. Signator's address is 197 Clarendon Street, Boston, Massachusetts 02116. Signator is a subsidiary of John Hancock Life Insurance Company.

You can purchase a Contract through registered representatives of broker-dealers and certain financial institutions who have entered into selling agreements with JHVLICO and Signator. We pay broker-dealers compensation for promoting, marketing and selling our variable insurance and variable annuity products. In turn, the broker-dealers pay a portion of the compensation to their registered representatives, under their own arrangements. Signator will also pay its own registered representatives for sales of the Contracts to their customers. We do not expect the compensation we pay to such broker-dealers (including Signator) and financial institutions to exceed 7.0% (8.0% for REVOLUTION EXTRA, REVOLUTION ACCESS, AND REVOLUTION VALUE VARIABLE ANNUITIES) of Purchase Payments (on a present value basis) for sales of the Contracts described in this Prospectus. For limited periods of time, we may pay additional compensation to broker-dealers as part of special sales promotions. We offer these Contracts on a continuous basis, but neither JHVLICO nor Signator is obligated to sell any particular amount of Contracts. We also reimburse Signator for direct and indirect expenses actually incurred in connection with the marketing of these Contracts.

Signator representatives may receive additional cash or non-cash incentives (including expenses for conference or seminar trips and certain gifts) in connection with the sale of Contracts issued by us. From time to time, Signator, at its expense, may also provide significant additional amounts to broker dealers or other financial services firms which sell or arrange for the sale of the Contracts. Such compensation may include, for example, financial assistance to financial services firms in connection with their conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contracts, and/or other events or activities sponsored by the financial services firms. As a consequence of such additional compensation, representatives and financial services firms, including but not limited to Signator and its representatives, may be motivated to sell our Contracts instead of Contracts issued by other insurance companies.

We or our affiliates may provide compensation to broker-dealers for providing on-going service in relation to Contracts that have already been purchased. The amount and timing of compensation we or our affiliates may provide may vary, but total compensation paid to broker-dealers with respect to the Contracts is not expected to exceed the amount of compensation for distribution of the Contracts as described in this Prospectus.

                                    Experts


The financial statements of John Hancock Variable Life Insurance Company at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, and the financial statements of John Hancock Variable Account JF at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

             APPENDIX A: Details About Our Fixed Investment Options

Investments That Support Our Fixed Investment Options

We back our obligations under the Fixed Investment Options with JHVLICO's general assets. Subject to applicable law, we have sole discretion over the investment of our general assets (including those held in our "non-unitized" separate account that primarily supports the Fixed Investment Options). We invest these amounts in compliance with applicable state insurance laws and regulations concerning the nature and quality of our general investments.

We invest the non-unitized separate account assets, according to our detailed investment policies and guidelines, in fixed income obligations, including:

-    corporate bonds,

-    mortgages,

-    mortgage-backed and asset-backed securities, and

-    government and agency issues.

We invest primarily in domestic investment-grade securities. In addition, we use derivative Contracts only for hedging purposes, to reduce ordinary business risks associated with changes in interest rates, and not for speculating on future changes in the financial markets. Notwithstanding the foregoing, we are not obligated to invest according to any particular strategy.

Guaranteed Interest Rates

We declare the guaranteed rates from time to time as market conditions and other factors dictate. We advise you of the guaranteed rate for a selected Fixed Investment Option at the time we:

-    receive your Purchase Payment,

-    effectuate your transfer, or

-    renew your Fixed Investment Option.

We have no specific formula for establishing the guaranteed rates for the Fixed Investment Options. The rates may be influenced by interest rates generally available on the types of investments acquired with amounts allocated to the Fixed Investment Option. In determining guarantee rates, we may also consider, among other factors, the duration of the Fixed Investment Option, regulatory and tax requirements, sales and administrative expenses we bear, risks we assume, our profitability objectives, and general economic trends.

Computation of Market Value Adjustment

We determine the amount of the market value adjustment by multiplying the amount being taken from the Fixed Investment Option (before any applicable withdrawal charge, if any is applicable) by a factor expressed by the following formula:

                                            n
                                          ----
                                           12
                               (   1+g   )
                               (---------)    - 1
                               (1+c+0.005)

where,

G is the guaranteed rate in effect for the current Fixed Investment Option.

C is the current guaranteed rate in effect for new Fixed Investment Options with duration equal to the number of years remaining in the current Fixed Investment Option (rounded to the nearest whole number of years). If we are not currently offering such a Fixed Investment Option, we will declare a guarantee rate, solely for this purpose, consistent with interest rates currently available.

N is the number of complete months from the date of withdrawal to the end of the current Fixed Investment Option. (If less than one complete month remains, N equals one unless the withdrawal is made on the last day of the Fixed Investment Option, in which case no adjustment applies.)

SAMPLE CALCULATION 1: POSITIVE ADJUSTMENT

Amount withdrawn or transferred                $10,000
Guarantee period                               5 years
Time of withdrawal or transfer                 beginning of 3rd year of guaranteed period
Guaranteed rate (g)                            4%
Guaranteed rate for new 3 year guarantee (c)   3%
Remaining guarantee period (n)                 36 months

Market Value Adjustment:

                             [               36   ]
                             [              ----  ]
                             [               12   ]
                             [(   1+0.04   )      ]
                    10,000 x [(------------)    -1] = 145.63
                             [(1+0.03+0.005)      ]

Amount withdrawn or transferred (adjusted for market value adjustment): $10,000 + $145.63 = $10,145.63

* All interest rates have been arbitrarily chosen for purposes of this example. In most cases they will bear little or no relation to the rates we actually guaranteeing at the time.

SAMPLE CALCULATION 2: NEGATIVE ADJUSTMENT

Amount withdrawn or transferred                $10,000
Guarantee period                               5 years
Time of withdrawal or transfer                 beginning of 3rd year of guaranteed period
Guaranteed rate (g)                            4%
Guaranteed rate for new 3 year guarantee (c)   5%
Remaining guarantee period (n)                 36 months

Market Value Adjustment:

                            [                36   ]
                            [               ----  ]
                            [                12   ]
                            [(   1+0.04   )       ]
                   10,000 x [(------------)     -1] = -420.50
                            [(1+0.05+0.005)       ]

Amount withdrawn or transferred (adjusted for market value adjustment): $10,000
- $420.50 = $9,579.50

----------
* All interest rates shown have been arbitrarily chosen for purposes of this example. In most cases they will bear little or no relation to the rates we are actually guaranteeing at any time.

             APPENDIX B: Examples of Withdrawal Charge Calculations



DECLARATION AND PATRIOT VARIABLE ANNUITIES


Assume the Following Facts:

On January 1, 1997, you make a $5000 initial Purchase Payment and we issue you a Contract.

On January 1, 1998, you make a $1000 Purchase Payment.

On January 1, 1999, you make a $1000 Purchase Payment.

On January 1, 2000, the total value of your Contract is $9000 because of good investment earnings.

Now assume you make a partial withdrawal of $6000 (no tax withholding) on January 2, 2000. In this case, assuming no prior withdrawals, we would deduct a CDSL of $272.23. We withdraw a total of $6272.23 from your Contract.

       $6,000.00 -- withdrawal request payable to you
     +    272.23 -- withdrawal charge payable to us
       ---------
       $6,272.23 -- total amount withdrawn from your Contract

Here Is How We Determine the Withdrawal Charge:

     (1) We FIRST reduce your $5000 INITIAL PURCHASE PAYMENT by the three annual $30 Contract fees we assessed on January 1, 1998, 1999, and 2000. We withdraw the remaining $4910 from your Contract.

       $5,000
     -     30 -- 1998 Contract fee payable to us
     -     30 -- 1999 Contract fee payable to us
     -     30 -- 2000 Contract fee payable to us
       ------
       $4,910 -- amount of your initial Purchase Payment we would consider to be withdrawn

Under the free withdrawal provision, we deduct 10% of the total value of your Contract at the beginning of the Contract Year, or $900 (.10 x $9000). We pay the $900 to you as part of your withdrawal request, and we assess a withdrawal charge on the remaining balance of $4010. Because you made the initial Purchase Payment 3 years ago, the withdrawal charge percentage is 5%. We deduct the resulting $200.50 from your Contract to cover the withdrawal charge on your initial Purchase Payment. We pay the remainder of $3809.50 to you as a part of your withdrawal request.

       $4,910.00
     -       900 -- free withdrawal amount (payable to you)
       ---------
       $   4,010
     x       .05
       ---------
       $  200.50 -- withdrawal charge on initial Purchase Payment (payable to
                    us)
       $4,010.00
     -    200.50
       ---------
       $3,809.50 -- part of withdrawal request payable to you

     (2) We NEXT deem the entire amount of your 1998 PURCHASE PAYMENT to be withdrawn and we assess a withdrawal charge on that $1000 amount. Because you made this Purchase Payment 2 years ago, the withdrawal charge percentage is 5%. We deduct the resulting $50 from your Contract to cover the withdrawal charge on your 1998 Purchase Payment. We pay the remainder of $950 to you as a part of your withdrawal request.

       $1,000
     x    .05
       ------
       $   50 -- withdrawal charge on 1998 Purchase Payment (payable to us)
       $1,000
     -     50
       ------
       $  950 -- part of withdrawal request payable to you

     (3) We NEXT determine what additional amount we need to withdraw to provide you with the total $6000 you requested, after the deduction of the withdrawal charge on that additional amount. We have already allocated $900 from the free withdrawal amount, $3809.50 from your initial Purchase Payment, and $950 from your 1998 Purchase Payment. Therefore, $340.50 is needed to reach $6000.

       $6,000.00 -- total withdrawal amount requested
     -    900.00 -- free withdrawal amount
     -  3,809.50 -- payment deemed from initial Purchase Payment
     -    950.00 -- payment deemed from 1998 Purchase Payment
       ---------
       $  340.50 -- additional payment to you needed to reach $6000

We know that the withdrawal charge percentage for this remaining amount is 6%, because you are already deemed to have withdrawn all Purchase Payments you paid prior to 1999. We use the following formula to determine how much more we need to withdraw:

Remainder due to you = Withdrawal needed - [applicable withdrawal charge percentage times withdrawal needed]

     $ 340.50      = x - [.06x]
     $ 340.50      = .94x
     $ 340.50/0.94 = X
     $ 362.23      = X
     $ 362.23      -- deemed withdrawn from 1999 Purchase Payment
     $-340.50      -- part of withdrawal request payable to you
     --------
     $  21.73      -- withdrawal charge on 1999 Purchase Payment deemed
                      withdrawn (payable to us)
     $ 200.50      -- withdrawal charge on the INITIAL PURCHASE PAYMENT
     $+ 50.00      -- withdrawal charge on the 1998 PURCHASE PAYMENT
     $+ 21.73      -- withdrawal charge on the 1999 PURCHASE PAYMENT
     --------
     $ 272.23      -- Total withdrawal charge

Revolution Extra Variable Annuities


Assume the Following Facts:

     On January 1, 2001, you make a $5,000 initial Purchase Payment and we issue you a Contract.

     On January 1, 2002, you make a $1,000 Purchase Payment.

     On January 1, 2003, you make a $1,000 Purchase Payment.

     On January 1, 2004, the total value of your Contract is $7,500 because of the extra credits and favorable investment earnings.

Now assume you make a partial withdrawal of $7,000 (no tax withholding) on January 2, 2004. In this case, assuming no prior withdrawals, we would deduct a CDSL of $474.19. We withdraw a total of $7,474.19 from your Contract.

       $7,000.00 -- withdrawal request payable to you
     +    474.19 -- withdrawal charge payable to us
       ---------
       $7,474.19 -- total amount withdrawn from your Contract

Here Is How We Determine the Withdrawal Charge:

(1) We first distribute to you the $500 profit you have in your Contract ($7,500 total Contract Value less $7,000 of Purchase Payments you have paid) under the free withdrawal provision.

(2) Next we repay to you the $5,000 Purchase Payments you paid in 2001 Under the free withdrawal provision, $200 of that Purchase Payment is charge free ($7,000 total Purchase Payments paid x 10%; less the $500 free withdrawal in the same Contract Year described in paragraph 1 above). We assess a withdrawal charge on the remaining balance of $4,800 from your 2001 Purchase Payment. Because you made that Purchase Payment 3 years ago, the withdrawal charge percentage is 7%. We deduct the resulting $336 from your Contract to cover the withdrawal charge on your 2001 Purchase Payment. We pay the remainder of $4,464 to you as a part of your withdrawal request.

       $5,000
     -    200 -- free withdrawal amount (payable to you)
       ------
       $4,800
     x    .07
       $  336 -- withdrawal charge on 2001 Purchase Payment (payable to us)
       ------
       $4,800
     -    336
       ------
       $4,464 -- part of withdrawal request payable to you

(1) We NEXT deem the entire amount of your 2002 PURCHASE PAYMENT to be withdrawn and we assess a withdrawal charge on that $1,000 amount. Because you made this Purchase Payment 2 years ago, the withdrawal charge percentage is 7%. We deduct the resulting $70 from your Contract to cover the withdrawal charge on your 2002 Purchase Payment. We pay the remainder of $930 to you as a part of your withdrawal request.

       $1,000
     x    .07
       ------
       $   70 -- withdrawal charge on 2002 Purchase Payment (payable to us)
       $1,000
     -     70
       ------
       $  930 -- part of withdrawal request payable to you

(2) We NEXT determine what additional amount we need to withdraw to provide you with the total $7,000 you requested, after the deduction of the withdrawal charge on that additional amount. We have already allocated $500 from profits under paragraph 1 above, $200 of additional free withdrawal amount under paragraph 2, $4,464 from your 2001 Purchase Payment under paragraph 2, and $930 from your 2003 Purchase Payment under paragraph 3. Therefore, $906 is needed to reach $7,000.

       $7,000 -- total withdrawal amount requested
     -    500 -- profit
     -    200 -- free withdrawal amount
     -  4,464 -- payment deemed from initial Purchase Payment
     -    930 -- payment deemed from initial Purchase Payment
       ------
       $  906 -- additional payment to you needed to reach $7,000

We know that the withdrawal charge percentage for this remaining amount is 7%, because you are already deemed to have withdrawn all Purchase Payments you paid prior to 2003. We use the following formula to determine how much more we need to withdraw:

Remainder due to you = Withdrawal needed - [applicable withdrawal charge percentage times withdrawal needed]

     $906     =  x - [.07x]
     $906     =  .93x
     $906/.93 =  X
     $974.19  =  X

     $974.19  -- deemed withdrawn from 2003 Purchase Payment
     $906.00  -- part of withdrawal request payable to you
     -------
     $ 68.19  -- withdrawal  charge on 2003 Purchase Payment deemed withdrawn
                 (payable to us)

Revolution Value Variable Annuities


Assume the Following Facts:

On January 1, 2001, you make a $5,000 initial Purchase Payment and we issue you a Contract.

On January 1, 2002, you make a $1,000 Purchase Payment.

On January 1, 2003, you make a $1,000 Purchase Payment.

On January 1, 2004, the total value of your Contract is $7,500 because of favorable investment earnings.


Now assume you make a partial withdrawal of $7,000 (no tax withholding) on January 2, 2004. In this case, assuming no prior withdrawals, we would deduct a withdrawal charge of $289.36. We withdraw a total of $7,289.36 from your Contract.


       $7,000.00 -- withdrawal request payable to you
     +    289.36 -- withdrawal charge payable to us
       ---------
       $7,289.36 -- total amount withdrawn from your Contract

Here Is How We Determine the Withdrawal Charge:

     (1) We FIRST distribute to you the $500 profit you have in your Contract ($7,500 total Contract Value less $7,000 of Purchase Payments you have paid) under the free withdrawal provision.

Next we repay to you the $5,000 Purchase Payments you paid in 2001. Under the free withdrawal provision, $200 of that Purchase Payment is charge free ($7,000 total Purchase Payments paid x 10%; less the $500 free withdrawal in the same Contract Year described in paragraph 1 above). We assess a withdrawal charge on the remaining balance of $4,800 from your 2001 Purchase Payment. Because you made that Purchase Payment 3 years ago, the withdrawal charge percentage is 4%. We deduct the resulting $192 from your Contract to cover the withdrawal charge on your 2001 Purchase Payment. We pay the remainder of $4,608 to you as a part of your withdrawal request.

       $5,000
     -    200 -- free withdrawal amount (payable to you)
       ------
       $4,800
     x    .04
       ------
       $  192 -- withdrawal charge on 2001 Purchase Payment (payable to us)

       $4,800
     -    192
       ------
       $4,608 -- part of withdrawal request payable to you

     (2) We NEXT deem the entire amount of your 2002 PURCHASE PAYMENT to be withdrawn and we assess a withdrawal charge on that $1,000 amount. Because you made this Purchase Payment 2 years ago, the withdrawal charge percentage is 5%. We deduct the resulting $50 from your Contract to cover the withdrawal charge on your 2002 Purchase Payment. We pay the remainder of $950 to you as a part of your withdrawal request.

       $1,000
     x    .05
       ------
       $   50 -- withdrawal charge on 2002 Purchase Payment (payable to us)

       $1,000
     -     50
       ------
       $  950 -- part of withdrawal request payable to you

     (3) We NEXT determine what additional amount we need to withdraw to provide you with the total $7,000 you requested, after the deduction of the withdrawal charge on that additional amount. We have already allocated $500 from profits under paragraph 1 above, $200 of additional free withdrawal amount under paragraph 2, $4,608 from your 2001 Purchase Payment under paragraph 2, and $950 from your 2003 Purchase Payment under paragraph 3. Therefore, $742 is needed to reach $7,000.

       $7,000 -- total withdrawal amount requested
     -    500 -- Profit
     -    200 -- free withdrawal amount
     -  4,608 -- payment deemed from initial Purchase Payment
     -    950 -- payment deemed from 2002 Purchase Payment
       ------
       $  742 -- additional payment to you needed to reach $7,000

     (4) We know that the withdrawal charge percentage for this remaining amount is 6%, because you are already deemed to have withdrawn all Purchase Payments you paid prior to 2003. We use the following formula to determine how much more we need to withdraw:

Remainder due to you = Withdrawal needed - [applicable withdrawal charge percentage times withdrawal needed]

     $ 742.00     =  x - [.06x]
     $ 742.00     =  .94x
     $ 742.00/.94 =  X
     $ 789.36     =  X

     $ 789.36     -- Deemed withdrawn from 2003 Purchase Payment
     $-742.00     -- part of withdrawal request payable to you
     --------
     $  47.36     -- withdrawal charge on 2003 Purchase Payment deemed withdrawn
                     (payable to us)

                  APPENDIX C: Optional Enhanced Death Benefits


DECLARATION AND PATRIOT VARIABLE ANNUITIES

"Stepped-Up" Death Benefit Rider


If you were under age 80 when you applied for your Contract, you may have elected to enhance the standard death benefit by purchasing a stepped-up death benefit. Under this benefit, if the Annuitant dies before the Contract's Maturity Date, we will pay the Beneficiary the greater of:


-    the standard death benefit (described above) or

- the highest total value of your Contract (adjusted by any market value adjustment) as of any anniversary of your Contract to date, PLUS any Purchase Payments you have made since that anniversary, MINUS any withdrawals you have taken (and any related withdrawal charges) since that anniversary.

For these purposes, however, we count only those Contract anniversaries that occur (1) BEFORE we receive proof of death and any required settlement instructions and (2) BEFORE the Annuitant attains age 81 (80 1/2 for PATRIOT VARIABLE ANNUITIES).


You may have elected this benefit ONLY when you applied for the Contract and ONLY if this benefit is available in your state. As long as the benefit is in effect, you will pay a monthly charge for this benefit as shown in the Fee Tables. For a description of this charge, refer to "What Fees and Charges will be Deducted from My Contract?"


You should carefully review the tax considerations for optional benefit benefits section before selecting this optional benefit. For a more complete description of the terms and conditions of this benefit, you should refer directly to the benefit. We will provide you with a copy on request.

Accidental Death Benefit Rider

If you are under age 80 when you apply for your Contract, you may elect to purchase an accidental death benefit. In addition to any other death benefit, this benefit provides a benefit upon the accidental death of the Annuitant prior to the earlier of:

-    the Contract's Maturity Date, and

-    the Annuitant's 80th birthday.


Under this benefit, the Beneficiary will receive an amount equal to the total value of the Contract as of the date of the accident, up to a maximum of $200,000. We will pay the benefit after we receive, at the Annuities Service
Center:


-    proof of the Annuitant's death, and

-    any required instructions as to method of settlement.

You may elect this benefit ONLY when you apply for the Contract. As long as the benefit is in effect, you will pay a monthly charge for this benefit as shown in the Fee Tables.


YOU SHOULD CAREFULLY REVIEW THE TAX CONSIDERATIONS FOR OPTIONAL BENEFIT RIDERS BEFORE SELECTING THIS OPTIONAL BENEFIT RIDER. FOR A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THIS BENEFIT, YOU SHOULD REFER DIRECTLY TO THE RIDER. WE WILL PROVIDE YOU WITH A COPY UPON REQUEST. NOT ALL STATES ALLOW THIS BENEFIT.


REVOLUTION ACCESS, REVOLUTION EXTRA, AND REVOLUTION VALUE VARIABLE ANNUITIES


You may have elected a death benefit that differs from the standard death benefit by purchasing an optional death benefit Rider:



- only if the Rider was available in your state when you applied for the Contract;



- if you elected the Enhanced Death Benefit Rider, only if each Owner and each Annuitant was under age 80 at the time you applied for the Contract; and



- if you elected the Earnings Enhancement Death Benefit Rider, only if each Owner and each Annuitant was under age 75 at the time you applied for the Contract.



We may have waived either or both of the last two restrictions for Contracts purchased prior to the date a Rider was available in your state.



As long as an optional death benefit Rider is in effect, you will pay the monthly charge shown in the Fee Tables for that benefit. The Rider and its related charges terminate on:

-    the Contract's Maturity Date, or

-    upon your surrendering the Contract, or


- a change of ownership, except where a spousal Beneficiary continues the Rider after an Owner's death (we explain Contract continuation by a spouse in "Distributions Following Death of Owner" on page [#]).



In addition, you may terminate the Enhanced Death Benefit Rider at any time by providing written notification to us at the Annuities Service Center shown on the cover page. If you purchase an Earnings Enhancement Death Benefit Rider, however, you CANNOT request us to terminate the Rider and its charges.


Enhanced Death Benefit Rider

Under this benefit, we will pay the greatest of:

-    the standard death benefit,

- the amount of each Purchase Payment you have paid (but not including any extra credits), accumulated at 5% effective annual interest during the benefit's measuring period (less any partial withdrawals you have taken and not including any interest on such amounts after they are withdrawn); or


- the highest total value of your Contract (adjusted by any market value adjustment) as of any anniversary of your Contract during the benefit's measuring period, plus any Purchase Payments you have made since that anniversary, minus any withdrawals you have taken since that anniversary.



The benefit's "measuring period" includes only those Contract anniversaries that occur (1) before we receive proof of death and (2) before the measuring life attains age 81. The benefit's "measuring life" is:


- the Owner, if there is only one Owner under your Contract and the death benefit is payable because the Owner dies before the Maturity Date,

- the oldest Owner, if there are joint Owners under your Contract and the death benefit is payable because either Owner dies before the Maturity Date,

- the Annuitant, if there is only one Annuitant under your Contract and the death benefit is payable because the Annuitant dies before the Maturity Date,

- the youngest Annuitant, if there are joint Annuitants under your Contract and the death benefit is payable because the surviving Annuitant dies during the Owner(s) lifetime(s) but before the Maturity Date.

If an Owner is also an Annuitant, we will generally consider that person to be an "Owner" instead of an "Annuitant" for purposes of determining the benefit's measuring life.

For a more complete description of the terms and conditions of this benefit, you should refer directly to the benefit. We will provide you with a copy on request.


You should carefully review the tax considerations for optional benefits on page [#] if you selected this optional benefit.


Earnings Enhancement Death Benefit Rider

(not available for Contracts issued to tax-qualified plans)


Under this benefit, the death benefit may be increased by an earnings enhancement amount that will vary based on the age of the Owners and Annuitants when you purchased the benefit. In certain marketing materials, this benefit may have been referred to as the "Beneficiary Tax Relief" benefit because any amounts paid under this benefit can be used to cover taxes that may be due on death benefit proceeds under your Contract. Amounts paid under this benefit, however, may also be subject to tax and may be greater than or less than the amount of taxes due on the death benefits.


The earnings enhancement amount is determined as follows:

- if all of the Owners and the Annuitant are under age 70 on the date your benefit is issued, the earnings enhancement amount will be 40% of the difference between the Standard Death Benefit (or Enhanced Death Benefit, if that benefit is in effect) and your "Net Purchase Payments," up to a maximum benefit amount of 80% of your "Adjusted Net Purchase Payments" prior to the date of the decedent's death;

- if any of the Owners or the Annuitant is age 70 or older on the date your benefit is issued, the earnings enhancement amount will be 25% of the difference between the Standard Death Benefit (or Enhanced Death Benefit, if that benefit is in effect) and your "Net Purchase Payments," up to a maximum benefit amount of 50% of your "Adjusted Net Purchase Payments" prior to the date of the decedent's death; but

- if there are joint Annuitants under your Contract, we will not count the age of the older Annuitant for either of these purposes unless the older Annuitant is also an Owner.

"Net Purchase Payments," for purposes of this benefit, means Purchase Payments you paid for the Contract, less any withdrawals in excess of earnings from your Contract (including any surrender charges imposed on these withdrawals). For this purpose, we consider withdrawals to be taken first from earnings on your Contract before they are taken from your Purchase Payments. "Adjusted Net Purchase Payments" means Net Purchase Payments minus any Purchase Payments you paid in the 12 month period prior to the decedent's death (excluding the initial Purchase Payments).



For a more complete description of the terms and conditions of this benefit, you should refer directly to the Rider. We will provide you with a copy on request.



YOU SHOULD CAREFULLY REVIEW THE TAX CONSIDERATIONS FOR OPTIONAL BENEFIT RIDERS ON PAGE [#] IF YOU SELECTED ANY OF THESE OPTIONAL DEATH BENEFIT RIDERS. THE DEATH BENEFITS UNDER THESE RIDERS WILL DECREASE IF YOU MAKE PARTIAL WITHDRAWALS UNDER YOUR CONTRACT. THE ENHANCED EARNINGS DEATH BENEFIT RIDER MAY NOT BE APPROPRIATE FOR YOU IF YOU EXPECT TO WITHDRAW EARNINGS.

     APPENDIX D: Examples of Earnings Enhancement Death Benefit Calculation

        (Not applicable to the Declaration or Patriot Variable Annuities)

The following are examples of the optional earnings enhancement death benefit. We have assumed that there are earnings under the Contracts in each case. Actual investment performance may be greater or lower than the amounts shown.

Example 1 - Earnings enhancement death benefit with standard death benefit, no adjustments for withdrawals or additional Purchase Payments

Assume:


You elect the earnings enhancement death benefit Rider (but not the enhanced death benefit Rider) when you purchase your Contract,


At the time of purchase, you and the Annuitant are each under age 70 and you pay an initial Purchase Payment of $100,000, You allocate the Purchase Payment to a Variable Investment Option, and make no transfers of Contract Value to other Investment Options,

We determine the death benefit before the Maturity Date, in the fourth year of your Contract on a day when the total value of your Contract is $180,000.

Calculation of Standard Death Benefit

We compare the total value of your Contract ($180,000, with no market value adjustment) to the total amount of Purchase Payments you paid ($100,000, with no adjustment for withdrawals). The standard death benefit is the higher of the two, or $180,000.

Calculation of Earnings Enhancement Amount


Because you and the Annuitant were both under age 70 when the Rider was issued, the earnings enhancement amount is 40% of the difference between the standard death benefit and your "Net Premiums," up to a maximum benefit amount equal to 80% of your "Adjusted Net Premiums."


Calculation of Net Purchase Payments and Adjusted Net Purchase Payments - To determine "Net Purchase Payments," we reduce the Purchase Payments you paid ($100,000) by the amount of any withdrawals in excess of earnings ($0, with no adjustment for withdrawal charges). In this example, the Net Purchase Payments is $100,000. To determine "Adjusted Net Purchase Payments," we reduce the Net Purchase Payments ($100,000) by any Purchase Payments you made, other than the initial Purchase Payment, during the 12 months before we calculated the death benefit ($0). In this example, the "Adjusted Net Purchase Payments" is $100,000.


Calculation of Maximum Benefit Amount - The maximum benefit amount under the earnings enhancement death benefit Rider in this example is 80% of the Adjusted Net Premiums ($100,000), or $80,000.


The earnings enhancement amount is 40% of the difference between the standard death benefit ($180,000) and your Net Premiums ($100,000), up to the maximum benefit amount. In this example, 40% of the difference is $32,000, which is less than the maximum benefit amount ($80,000). The earnings enhancement amount is therefore $32,000.

The total Death Benefit in this example is the standard death benefit ($180,000) plus the earnings enhancement amount ($32,000), or $212,000.

Example 2 - Earnings enhancement death benefit with enhanced death benefit, adjusted for withdrawal and additional Purchase Payments.

Assume:


You elect the earnings enhancement death benefit Rider and the enhanced death benefit Rider when you purchase your Contract, At the time of purchase, you are over age 70 and you pay an initial Purchase Payment of $100,000,


You allocate the Purchase Payments to a Variable Investment Option, and make no transfers of Contract Value to other Investment Options,

On the seventh anniversary of your Contract, your total value in the Contract is $175,000, which is the highest value on any anniversary date,

On the day after the seventh anniversary of your Contract, you make a withdrawal of $80,000,

On the eighth anniversary of your Contract, the total value of your Contract is $110,000, and you make an additional Purchase Payment of $10,000 at the end of the eighth year of your Contract,

We determine the death benefit before the Maturity Date in the middle of the ninth year of your Contract, on a day when the total value of your Contract is $120,000.

Calculation of Enhanced Death Benefit. In this example, the enhanced death benefit is the highest of an accumulated premium "roll-up" amount, a "highest anniversary value" amount and the value of your Contract on the date the death benefit is determined.

Calculation of Premium Roll-up. We calculate the amount of each Purchase Payment you have paid, accumulated at a 5% effective annual rate, minus any withdrawals. In this example, the accumulated value of your initial Purchase Payment, after adjustment for the $80,000 withdrawal, is $65,319.75, and the accumulated value of your second Purchase Payment is $10,246.95. The total amount of the premium "roll-up" is $75,566.70.


Calculation of Highest Anniversary Value. We determine the highest anniversary value of your Contract on any anniversary date during the Rider's measuring period ($175,000), plus any Purchase Payments since that date ($10,000), minus any withdrawals since that date ($80,000). In this example, the "highest anniversary value" is $105,000.


The total value of your Contract on the date the death benefit is determined ($120,000, with no market value adjustment) is higher than the premium roll-up amount ($75,566.70) and higher than the "highest anniversary value" amount ($105,000). The enhanced death benefit is therefore $120,000.


Calculation of Earnings Enhancement Amount. Because you were over age 70 when the Rider was issued, the earnings enhancement amount is 25% of the difference between the enhanced death benefit and your "Net Premiums," up to a maximum benefit amount equal to 50% of your "Adjusted Net Premiums."


Calculation of Net Premiums and Adjusted Net Premiums. To determine "Net Premiums," we reduce the Purchase Payments you paid by the amount of any withdrawals in excess of earnings (including withdrawal charges). In this example, you withdrew $80,000 at a time when your earnings were $75,000 and no withdrawal charges were imposed. The amount withdrawn in excess of earnings is therefore $5,000. Net Premiums is the amount of Purchase Payments paid ($110,000) less amounts withdrawn in excess of earnings ($5,000), or $105,000. To determine "Adjusted Net Premiums," we reduce the Net Premiums ($105,000) by any Purchase Payments you made during the 12 months before we calculated the death benefit ($10,000). In this example, the "Adjusted Net Premiums" is $95,000.


Calculation of Maximum Benefit Amount. The maximum benefit amount under the earnings enhancement death benefit Rider in this example is 50% of your Adjusted Net Premiums ($95,000), or $47,500.


The earnings enhancement amount is 25% of the difference between the enhanced death benefit ($120,000) and your Net Premiums ($105,000), up to the maximum benefit amount. In this example, 25% of the difference is $3,750, which is less than the maximum benefit amount ($47,500). The earnings enhancement amount is therefore $3,750.

The total Death Benefit in this example is the enhanced death benefit ($120,000) plus the earnings enhancement amount ($3,750), or $123,750.

                        APPENDIX E: Qualified Plan Types

TRADITIONAL IRAS

Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or IRA (sometimes referred to as a traditional IRA to distinguish it from the Roth IRA discussed below). IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an Education IRA under Section 530 of the Code.


The Contract may be issued with a death or an optional benefit Rider, such as an Accumulated Value Enhancement or Guaranteed Retirement Income Benefit. The presence of these benefits may increase the amount of any required minimum distributions for IRAs and other Contracts subject to the required minimum distribution rules.


Distributions


In general, all amounts paid out from a traditional IRA contract (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income. As in the case of a Contract not purchased under a Qualified Plan, you may incur additional adverse tax consequences if you make a surrender or withdrawal before you reach age 59 1/2 (unless certain exceptions apply as specified in Code section 72(t)). If you have made any non-deductible contributions to an IRA contract, all or part of any withdrawal or surrender proceeds, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the proceeds.



The tax law requires that annuity payments under a traditional IRA contract begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age and the value of the Contract, taking into account both the account balance and, in 2006 and subsequent years, the actuarial present value of other benefits provided under the Contract.


ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain respects.

Among the differences are that contributions to a Roth IRA are not deductible and qualified distributions from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

-    made after the Owner attains age 59 1/2;

-    made after the Owner's death;

-    attributable to the Owner being disabled; or

- a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code.


In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a non-Roth IRA. A Roth IRA, however, may not accept rollover contributions from other Qualified Plans, except (and only to the extent) that you can attribute designated Roth contributions to the rollover.



If the Contract is issued with certain death benefits or an optional benefit Rider, such as an Accumulated Value Enhancement or Guaranteed Retirement Income Benefit, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which include Roth IRAs) and other Contracts subject to the minimum distribution rules. Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA. If you intend to use the Contract in connection with a Roth IRA, you should seek independent tax advice.


Conversion to a Roth IRA


You can convert a traditional IRA to a Roth IRA, unless:



-    you have adjusted gross income over $100,000; or


-    you are a married taxpayer filing a separate return.


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

The Roth IRA annual contribution limit does not apply to converted amounts.


You must, however, pay tax on any portion of the converted amount that would have been taxed if you had not converted to a Roth IRA. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA. Please note that the amount deemed to be the "converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA.


SIMPLE IRA PLANS


In general, under Section 408(p) of the Code a small business employer may establish a SIMPLE IRA retirement plan if the employer employed 100 or fewer employees earning at least $5,000 during the preceding year. Under a SIMPLE IRA plan both employees and the employer make deductible contributions. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. If the Contract is issued with a death benefit or an optional benefit Rider, such as an Accumulated Value Enhancement or Guaranteed Retirement Income Benefit, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SIMPLE IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SIMPLE IRA retirement plan, and rules on taxation of distributions from a SIMPLE retirement plan, are generally the same as those discussed above for distributions from a traditional IRA. Employers intending to use the Contract in connection with such plans should seek independent tax advice.


SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS)


Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. If the Contract is issued with a death benefit or an optional benefit Rider, such as an Accumulated Value Enhancement or Guaranteed Retirement Income Benefit, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SEP-IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SEP-IRA, and rules on taxation of distributions from a SEP-IRA, are generally the same as those discussed above for distributions from a traditional IRA.


TAX-SHELTERED ANNUITIES


Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the Purchase Payments from gross income for tax purposes. These Contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the Contracts for such purposes should seek competent advice as to eligibility, limitations on Purchase Payments, and other tax consequences. In particular, purchasers should note that the Contract provides death benefit options that may exceed both aggregate Purchase Payments and Contract Value under the incidental death benefit rules. It is possible that the death benefit could result in currently taxable income to the Owner. There also are limits on the amount of incidental benefits that may be provided under a tax-sheltered annuity. If a Contract is issued with a death benefit or an optional benefit Rider, such as an Accumulated Value Enhancement or Guaranteed Retirement Income Benefit, the presence of these benefits may increase the amount of any required minimum distributions that must be made.



Tax-sheltered annuity contracts must contain restrictions on withdrawals of:



- contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;



-    earnings on those contributions; and


- earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of 1988.

These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a
Section 403(b)(7) custodial account.)

PENSION AND PROFIT SHARING PLANS QUALIFIED UNDER SECTION 401(A)


In general, an employer may deduct from its taxable income premium payments it makes under a qualified pension or profit-sharing plan described in Section 401(a) of the Code. Employees participating in the plan generally do not have to pay tax on such contributions when made. Special requirements apply if a 401(a) plan covers an employee classified under the Code as a "self-employed individual" or as an "Owner- employee".



Annuity payments (or other payments, such as upon withdrawal, death or surrender) generally constitute taxable income to the payee; and the payee must pay income tax on the amount by which a payment exceeds its allocable share of the employee's "investment in the Contract" (as defined in the Code), if any. In general, an employee's "investment in the Contract" equals the aggregate amount of after tax premium payments made by the employee.


Minimum distributions to the employee under an employer's pension and profit sharing plan qualified under Section 401(a) of the Code must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires. (In the case of an employee who is a 5-percent Owner as defined in Code section 416, the required beginning date is April 1 of the year following the year in which the employee reaches age 70 1/2.)

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS


The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh", permits self-employed individuals to establish tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans. The Contract provides death benefit options that in certain circumstances may exceed both aggregate Purchase Payments and Contract Value. It is possible that the presence of the death benefit could result in currently taxable income to the participant under the incidental death benefit rules. There also are limits on the amount of incidental benefits that may be provided under pension and profit sharing plans. If the Contract is issued with a death benefit or an optional benefit Rider, such as an Accumulated Value Enhancement or Guaranteed Retirement Income Benefit, the presence of these benefits may increase the amount of any required minimum distributions that must be made. Employers intending to use the Contract in connection with such plans should seek independent advice.


DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS


Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for Federal income tax purposes.


A Section 457 plan must satisfy several conditions, including the following:


- it must not permit distributions prior to your separation from service (except in the case of an unforeseen emergency); and


- all compensation deferred under the plan must remain solely the employer's property, subject to the claims of the employer's creditors.

When we make payments under your Contract, the payment is taxed as ordinary income. Minimum distributions under a Section 457 plan must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires.

                   APPENDIX U: Accumulation Unit Value Tables


The following table provides information about Variable Investment Options available under the Contracts described in this Prospectus. We present this information in columns that compare the value of various classes of Accumulation Units for each Variable Investment Option during the periods shown.



We use Accumulation Units to measure the value of your investment in a particular Variable Investment Option. Each Accumulation Unit reflects the value of underlying shares of a particular Fund (including dividends and distributions made by that Fund), as well as the charges we deduct on a daily basis for Separate Account Annual Expenses. (See the Fee Tables section of the Prospectus for additional information on these charges.)



The table contains information on different classes of Accumulation Units because we deduct different levels of daily charges. In particular, the table shows Accumulation Units reflecting the daily charges for:



-    Patriot Contracts with Initial Purchase of less that $250,000,



-    Patriot Contracts with Initial Purchase of $250,000, or more,



-    Declaration Contracts with Initial Purchase of less that $250,000,



-    Declaration Contracts with Initial Purchase of $250,000, or more,



-    Revolution Access Contracts with Initial Purchase of less that $250,000,



-    Revolution Access Contracts with Initial Purchase of $250,000, or more,



-    Revolution Extra Contracts with Initial Purchase of less that $250,000,



-    Revolution Extra Contracts with Initial Purchase of $250,000, or more,



-    Revolution Value Contracts with Initial Purchase of less that $250,000,



-    Revolution Value Contracts with Initial Purchase of $250,000, or more.

                               [JOHN HANCOCK LOGO]
                             ----------------------
                             JOHN HANCOCK ANNUITIES

                                             Statement of Additional Information
                                                               dated May 1, 2006

                       Statement of Additional Information
        John Hancock Variable Life Insurance Company Variable Account JF

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectuses dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of deferred combination fixed and variable annuity contracts (singly, a "CONTRACT and collectively, the "CONTRACTS" issued by JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY ("JHVLICO") in all jurisdictions as follows:

                         PROSPECTUSES ISSUED BY JHVLICO
           ( to be read with this Statement of Additional Information)
                          Declaration Variable Annuity
                            Patriot Variable Annuity
                       Revolution Access Variable Annuity
                        Revolution Extra Variable Annuity
                        Revolution Value Variable Annuity

Unless otherwise specified, "WE," "US," "OUR," or a "COMPANY" refers to the applicable issuing company of a Contract. You, the contract owner, should refer to the first page of your variable annuity contract for the name of your issuing company.

You may obtain a copy of the Prospectuses listed above by contacting us at the following addresses:

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
        Annuity Service Office                  Mailing Address
        601 Congress Street                     Post Office Box 55106
        Boston, Massachusetts 02210-2805        Boston, Massachusetts 02205-5106
        (617) 663-3000 or (800) 732-5543        www.johnhancockannuities.com

JHVLICO Var ACCT JF SAI 5/06

                                Table of Contents

DISTRIBUTION................................................................   5
CALCULATION OF PERFORMANCE DATA.............................................   5
  MONEY MARKET VARIABLE INVESTMENT OPTIONS..................................   5
  OTHER VARIABLE INVESTMENT OPTIONS.........................................   5
    "Standardized" Total Return.............................................   5
    Yield...................................................................   6
    "Non-Standardized" Performance..........................................   6
OTHER PERFORMANCE INFORMATION...............................................   6
CALCULATION OF ANNUITY PAYMENTS.............................................   6
    Calculation of Annuity Units............................................   6
    Annuity Unit Values.....................................................   7
    Mortality Tables........................................................   8
ADDITIONAL INFORMATION ABOUT DETERMINING UNIT VALUES........................   8
    Net Investment Rate.....................................................   8
    Adjustment of Units and Values..........................................   8
    Hypothetical Examples Illustrating the Calculation of Accumulation
    Unit Values and Annuity Unit Values....................................    8
PURCHASES AND REDEMPTIONS OF FUND SHARES....................................   9
THE SEPARATE ACCOUNT........................................................   9
DELAY OF CERTAIN PAYMENTS...................................................   9
LIABILITY FOR TELEPHONE TRANSFERS...........................................   9
VOTING PRIVILEGES...........................................................  10
APPENDIX A:  AUDITED FINANCIAL STATEMENTS...................................  11

                                  Distribution

[TO BE UPDATED]

The distribution of the contracts through Signator Investors, Inc. ("Signator") is continuous. Pursuant to a marketing and distribution agreement we paid for such services during the past three fiscal years as follows:

                 YEAR                           AMOUNT PAID TO SIGNATOR
-----------------------------------------------------------------------------
                 2005
-----------------------------------------------------------------------------
                 2004                                 $14,434,824
-----------------------------------------------------------------------------
                 2003                                 $18,242,108
-----------------------------------------------------------------------------


                         Calculation of Performance Data

The Account may, from time to time, include in advertisements, sales literature and reports to owners or prospective investors information relating to the performance of its variable investment options. The performance information that may be presented is not an estimate or a guarantee of future investment performance, and does not represent the actual experience of amounts invested by a particular owner. Set out below is a description of the methods used in calculating the performance information for the variable investment options.

MONEY MARKET VARIABLE INVESTMENT OPTIONS

We may calculate current yield and effective yield figures for the money market variable investment options held in the Account. The current yield of a money market option for a seven-day period ("base period") will be computed by determining the "net change in value" (calculated as set forth below) for a hypothetical owner having an account balance of one unit in a money market variable investment option at the beginning of the period, dividing the net change in value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7, with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of the hypothetical owner account will include net investment income of that account (accrued daily dividends as declared by the applicable money market fund, less daily expenses of the Account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on that underlying money market fund's shares. The mortality and expense risk charges, administration charge and contract fee are reflected, but any charge for premium taxes and optional benefits are not.

The effective yield reflects the effects of compounding and represents an annualization of the current return. The formula for effective yield, as prescribed by the SEC, is:

              Effective yield = (Base period return + 1)(365/7) - 1

OTHER VARIABLE INVESTMENT OPTIONS

"Standardized" Total Return

Average annual total return is the annual compounded rate of return for a variable investment option that would have produced the ending redeemable value over the stated period if the performance remained constant throughout. The calculation assumes a single $1,000 premium payment is made into the variable investment option at the beginning of the period and full redemption is made at the end of the period. It reflects adjustments for all Series Fund-level and contract-level charges, except any premium tax charge or charges for optional rider benefits described in the prospectus. The annual contract fee has been included as an annual percentage of assets.

We calculate the average annual total return for each variable investment option, other than the money market variable investment options, according to the following "Standard" formula prescribed by the SEC:

                             P x ( 1 + T )(n) = ERV

Where:

      P = a hypothetical initial premium payment of $1,000
      T = average annual total return
      n = number of years

      ERV = ending redeemable value of a hypothetical $1,000 premium payment, made at the beginning of such period (or fractional portion thereof)

We calculate values for one, three and five year periods, or fractional period thereof starting on the date a variable investment option was first available in the Account. We also calculate values from the date a variable investment option was first available in the Account. We do not calculate ten year periods because the Account did not commence operations until 1997. Returns of less than one year are not annualized. The inception date may be different from the date a variable investment option was first available in the Revolution contracts because the Account is used for other variable annuities offered by us.

Yield

We may calculate current yield for each variable investment option, other than the money market variable investment options, according to the following formula prescribed by the SEC:

                          Yield = 2[(a-b)/(cd)+1](6) -1]

where:

      a = net investment income earned during the period by the fund whose shares are owned by the variable investment option b = expenses accrued for the period (net of any reimbursements) c = the average daily number of accumulation units outstanding during the period
      d = the offering price per accumulation unit on the last day of the period

According to this formula, yield is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for mortality and expense risk charge, administration charge and annual contract fee) by the accumulation unit value on the last day of the period and annualizing the resulting figure. The calculation is based on specified 30 day-periods identified in the advertisement. Charges for premium taxes or optional rider benefits are not reflected in the calculation.

"Non-Standardized" Performance

We may calculate "non-standardized" average annual total returns for each variable investment option. The calculation assumes a single $1,000 premium payment is made into the variable investment option at the beginning of the period and NO redemption is made at the end of the period. It reflects adjustments for all Series Fund-level and contract-level charges, except any premium tax charge, annual contract fee, or charges for optional rider benefits described in the prospectus.

Although the contracts did not exist during all the periods for which we calculate "non-standardized" performance, we adjust the returns of the variable investment options by the contracts' asset-based charge.

                          Other Performance Information

You can compare performance information at the Account level to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, Inc., an independent service that monitors and ranks the performance of investment companies.

                         Calculation of Annuity Payments

Calculation of Annuity Units

We use a measuring device called an "annuity unit" to help us compute the amount of each monthly payment that is based on a variable investment option. Each variable investment option has its own annuity unit with its own annuity unit value.

The number of the contract's annuity units for each variable investment option normally doesn't change while the payee continues to receive payments, unless the payee makes a transfer from one variable investment option to another. The amount of each monthly annuity payment based on a variable investment option equals the number of the contract's annuity units in that option times the value of one such unit as of the tenth day preceding the payment's due date.

To compute the amount of the first annuity payment that is based on any variable investment option, we first determine the amount of your contract's value that we will apply to that variable option. We do this as of 10 calendar days prior to the date the initial monthly annuity payment is due, in the manner described in the prospectus under "The annuity period - choosing fixed or variable annuity payments."

For each variable investment option, we THEN divide:

                         the resulting value (minus any
                               premium tax charge)

                                       by

                                     $1,000

and multiply the result by

                    the applicable annuity purchase rate set
                      forth in the contract and reflecting

                      (1) the age and, possibly, sex of the
                                   payee and

                         (2) the assumed investment rate
                               (discussed below)

This computation determines the amount of initial monthly variable annuity payment to the annuitant from each variable investment option.

We then determine the number of annuity units to be credited to the contract from each of such variable investment options by dividing:

               the amount of the initial monthly variable annuity
                    payment from that variable annuity option

                                       by

                     the annuity unit value of that variable
                    investment option as of 10 calendar days
                  prior to the date the initial payment is due

For example, assume that 10 days before the date of maturity, a contract has credited to it 4000.000 accumulation units, each having a value of $12.000000. Assume, further, that the appropriate annuity purchase rate in the contract for an assumed investment rate of 3 1/2% is $5.47 per $1000 of proceeds for the annuity option elected. The first monthly annuity payment would be $262.56.

                           4000.000 x 12.000000 x 5.47/ 1,000

If the value of an annuity unit 10 days before the date of maturity was $1.4000000, the number of annuity units represented by the first and subsequent payments would be 187.543 ($262.56/$1.4000000). If the annuity unit value 10 days before the due date of the second monthly payment was $1.405000, the amount of the second payment would be $263.50 (187.543 x $1.405000).

Annuity Unit Values
The value of the annuity units varies from day to day, depending on the investment performance of the variable investment option, the deductions made against the variable investment option, and the assumed investment rate used in computing annuity unit values. Thus, the variable monthly annuity payments vary in amount from month to month.

We calculate annuity unit value separately for each variable investment option. As of the close of each business day, we calculate the value of one annuity unit by

      (1) multiplying the immediately preceding annuity unit value by the sum of one plus the applicable net investment rate for the period subsequent to such preceding value and then

      (2) multiplying this product by an adjustment factor to neutralize the assumed investment rate used in determining the amounts of annuity payable. If your contract has an assumed investment rate of 3 1/2% per year, the adjustment factor for a valuation period of one day would be 0.999905754. We neutralize the assumed investment rate by applying the adjustment factor so that the variable annuity payments will increase only if the actual net investment rate of the variable investment option exceeds 3 1/2% per year and will decrease only if is less than 3 1/2% per year.

The amount of the initial variable monthly payment is determined on the assumption that the actual net investment rate of each variable investment option used in calculating the "net investment factor" (described below) will be equal on an annual basis to the "assumed investment rate" (described under "The annuity period - variable monthly annuity payments" in the prospectus). If the actual net investment rate between the dates for determining two monthly annuity payments is greater than the assumed investment rate, the latter monthly payment will be larger in amount than the former. On the other hand, if the actual net investment rate between the dates for determining two monthly annuity payments is less than the assumed investment rate, the latter monthly payment will be smaller in amount than the former.

Mortality Tables

The mortality tables used as a basis for both variable and fixed annuity purchase rates are the 1983a Mortality Tables, with projections of mortality improvements and with certain age adjustments based on the contract year of annuitization. The mortality table used in a Contract purchased in connection with certain employer-related plans and used in all contracts issued in Montana will be the Female Annuity Table of the 1983a Mortality Tables. The impact of this change will be lower benefits (5% to 15%) from a male's viewpoint than would otherwise be the case.

              Additional Information about Determining Unit Values

The general manner in which we compute annuity unit values is discussed above. Like annuity unit values, we calculate accumulation unit values separately for each variable investment option. As of the close of each business day, we calculate the value of one accumulation unit of a variable investment option by multiplying the immediately preceding accumulation unit value by the sum of one plus the applicable "net investment rate" for the period subsequent to such preceding value. See "Net investment rate" below.

Net Investment Rate

For any period, the net investment rate for a variable investment option equals

      (1) the percentage total investment return of the corresponding Fund for that period (assuming reinvestment of all dividends and other distributions from the Fund), less

      (2) for each calendar day in the period, a deduction of 0.003425% or 0.003151% (depending on the charge for mortality and expense risks) of the value of the variable investment option at the beginning of the period, and less

      (3) a further adjustment in an appropriate amount if we ever elect to impose a charge for our income taxes.

Adjustment of Units and Values

We reserve the right to change the number and value of the accumulation units and/or annuity units credited to your contract, without notice, provided that strict equity is preserved and the change does not otherwise affect the benefits, provisions, or investment return of your contract. Hypothetical examples illustrating the calculation of accumulation unit values and annuity unit values.

Hypothetical Examples Illustrating the Calculation of Accumulation Unit Values and Annuity Unit Values

Assume at the beginning of the period being considered, the value of a particular variable investment option was $4,000,000. Investment income during the period totaled $2000, while capital gains were $3000 and capital losses were $1000. Assume also that we are not imposing any tax charge. Charges against the beginning value of the variable investment option amount to $137.00 assuming a one day period. The $137.00 was computed by multiplying the beginning value of $4,000,000 by the factor 0.00003425. By substituting in the first formula above, the net investment rate is equal to $3863.00 ($2000 + $3000 - $1000 - $137.00)
divided by $4,000,000 or 0.0009658.

Assume further that each accumulation unit had a value of $11.250000 on the previous business day, and the value of an annuity unit on such previous date was $1.0850000. Based upon the experience of the variable investment option during the period, the value of an accumulation unit at the end of the period would be $11.250000 x (1 + .0009658) or $11.260865. The value of an annuity unit at the end of the period would be $1.0850000 x (1. + .0009658) x .999905754 or
$1.085946. The final figure, .999905754, neutralizes the effect of a 3 1/2% assumed investment rate so that the annuity unit's change in value reflects only the actual investment experience of the variable investment option.

                    Purchases and Redemptions of Fund Shares


JHVLICO purchases and redeems Fund shares for the Separate Account at their net asset value without any sales or redemption charges. Each available Fund issues its own separate series of Fund shares. Each such series represents an interest in one of the funds of the Trusts, which corresponds to one of our variable investment options. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.



On each Business Day, the Separate Account purchases and redeems shares of each fund for each variable investment option based on, among other things, the amount of Purchase Payments allocated to that option, dividends reinvested, and transfers to, from and among investment options, all to be effected as of that date. Such purchases and redemptions are effective at the net asset value per Fund share for each Fund determined on that same date.


                              The Separate Account


In addition to the assets attributable to Contracts, the Separate Account may include amounts contributed by JHVLICO to commence operations of a Variable Investment Option or an underlying Fund. From time to time these additional amounts may be transferred in cash by us to our general account. Before any such transfer, we will consider any possible adverse impact the transfer might have on any Variable Investment Option. The assets of one Variable Investment Option are not necessarily legally insulated from liabilities associated with another Variable Investment Option.


                           Delay of Certain Payments


Ordinarily, upon a surrender or partial withdrawal, we will pay the value of any accumulation units in a single sum within 7 days after receipt of a written request at our Annuities Servicing Office. However, redemption may be suspended and payment may be postponed under the following conditions:


      (1) when the New York Stock Exchange is closed, other than customary weekend and holiday closings;

      (2)   when trading on that Exchange is restricted;

      (3) when an emergency exists as a result of which (a) disposal of securities in a variable investment option is not reasonably practicable or (b) it is not reasonably practicable to determine the value of the net assets of a variable investment option; or

      (4) when a governmental body having jurisdiction over the Account by order permits such suspension.

Rules and regulations of the SEC, if any are applicable, will govern as to whether conditions in (2) or (3) exist.

We may defer for up to 15 days the payment of any amount attributable to a premium payment made by check to allow the check reasonable time to clear.

We may also defer payment of surrender proceeds payable out of any guarantee period for a period of up to 6 months.

                        Liability for Telephone Transfers

If you authorize telephone transfers, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or fax instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include

-     requiring personal identification,

-     tape recording calls, and

-     providing written confirmation to the owner.

If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

                                Voting Privileges

Here's the formula we use to determine the number of fund shares as to which you may give instructions:

                             the total value of your
                          accumulation units value in a
                           variable investment option

                                   divided by

                        the net asset value of 1 share of
                         the corresponding class of the
                                  fund's shares

At a shareholders' meeting, you may give instructions regarding:

      (1)   the election of a Board of Trustees,

      (2)   the ratification of the selection of independent auditors,

      (3) the approval of a Series Fund's investment management agreements, and

      (4)   other matters requiring a vote under the 1940 Act.


The annuitant or other payee will also be entitled to give voting instructions with respect to the Fund shares corresponding to any variable investment option under which variable annuity payments are then being made. We determine the number of fund shares for which the payee can give instructions by dividing the actuarially determined present value of the payee's annuity units that correspond to that fund by the net asset value of one share of that Fund.


We will furnish you information and forms so that you may give voting instructions.


We may own Fund shares that we do not hold in any separate account whose participants are entitled to give voting instructions. We will vote such shares in proportion to the instructions we receive from all variable annuity contract and variable life insurance policy owners who give us instructions for that Fund's shares (including owners who participate in separate accounts other than the Separate Account). The effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.


We have designed your voting privileges based upon our understanding of the requirements of the federal securities laws. If the applicable laws, regulations, or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements.

                    APPENDIX A: Audited Financial Statements

                          [TO BE UPDATED BY AMENDMENT]

                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 24, 2006



ATTACHMENT 2. EDGARIZED PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR INDEPENDENCE VARIABLE ANNUITY CONTRACTS (REG. NO. 33-82646)

                             (JOHN HANCOCK(R) LOGO)

                              JOHN HANCOCK ANNUITIES

                                                    Prospectus Dated May 1, 2006

                     Independence Preferred Variable Annuity
                       Independence 2000 Variable Annuity
                          Independence Variable Annuity
                           PREVIOUSLY ISSUED CONTRACTS


This Prospectus describes interests in the flexible Purchase Payment deferred combination fixed and variable annuity Contracts listed below that were previously issued by JOHN HANCOCK LIFE INSURANCE COMPANY ("JHLICO") or JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY ("JHVLICO"). These Contracts are no longer offered for sale, however, you may make additional Purchase Payments as permitted under your Contract. In this Prospectus, "we", "us", "our", or "the Company" refers to the applicable issuer of the Contract. You, the Contract Owner, should refer to the first page of your Contract, to determine which Contact you purchased.



This Prospectus describes the variable portion of the Contracts to which you may allocate additional Purchase Payment, to the extent permitted by your Contract. If you do, we will measure your Contract Value (other than value allocated to a Fixed Investment Option) and Variable Annuity benefit payments according to the investment performance of the applicable Sub-Accounts of one of the following Separate Accounts, depending on which Contract you purchased:


                            JOHN HANCOCK                 JOHN HANCOCK                 JOHN HANCOCK
ISSUER OF CONTRACT   VARIABLE ANNUITY ACCOUNT U   VARIABLE ANNUITY ACCOUNT I   VARIABLE ANNUITY ACCOUNT V
------------------   --------------------------   --------------------------   --------------------------
JHLICO                      Independence            Independence Preferred          Independence 2000
JHVLICO                                             Independence Preferred          Independence 2000


We refer to John Hancock Variable Annuity Account U, John Hancock Variable Annuity Account V or John Hancock Variable Annuity Account I singly as a "Separate Account" and collectively as the "Separate Accounts". Each Sub-Account invests in one of the following Funds of John Hancock Trust that corresponds to a Variable Investment Option that we make available on the date of this Prospectus. Certain Variable Investment Options may not be available under a Contract.


JOHN HANCOCK TRUST

500 Index Trust B
Active Bond Trust
Blue Chip Growth Trust
Bond Index Trust B
Capital Appreciation Trust
Equity-Income Trust
Global Bond Trust


Growth and Income Trust (formerly, "Growth & Income II Trust")


High Yield Trust
International Equity Index Trust B
Managed Trust
Mid Cap Stock Trust
Mid Value Trust
Money Market Trust B
Overseas Equity Trust
Real Estate Securities Trust
Short-Term Bond Trust
Small Cap Growth Trust
Small Cap Value Trust

CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNTS AND THE VARIABLE PORTION OF THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JOHN HANCOCK LIFE INSURANCE COMPANY

                                    JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

    ANNUITIES SERVICE CENTER              MAILING ADDRESS         ANNUITIES SERVICE CENTER         MAILING ADDRESS
    ------------------------              ---------------         ------------------------         ---------------
      601 Congress Street             Post Office Box 55106         601 Congress Street       Post Office Box 55229
Boston, Massachusetts 02210-2805      Boston, Massachusetts        Boston, Massachusetts       Boston, Massachusetts
(617) 663-3000 or (800) 732-5543            02205-5106                  02210-2805                   02205-5106
                                   www.johnhancockannuities.com   (617) 663-3000 or (800)    www.johnhancockannuities.com
                                                                         732-5543

                                Table of Contents


GLOSSARY OF SPECIAL TERMS .................................................    1
OVERVIEW ..................................................................    3
FEE TABLES ................................................................    4
      Examples ............................................................    4
BASIC INFORMATION .........................................................    1
   WHAT IS THE CONTRACT? ..................................................    1
   WHO ISSUED MY CONTRACT? ................................................    1
   WHO OWNS THE CONTRACT? .................................................    1
   IS THE OWNER ALSO THE ANNUITANT? .......................................    1
   HOW CAN I INVEST MONEY IN A CONTRACT? ..................................    1
      Purchase Payments ...................................................    1
      Initial Purchase Payment ............................................    1
      Issue Date and Contract Year ........................................    1
      Limits on Purchase Payments .........................................    2
      Ways to Make Additional Purchase Payments ...........................    2
      Additional Purchase Payments by Wire ................................    2
   HOW WILL THE VALUE OF MY INVESTMENT CHANGE OVER TIME? ..................    2
   WHAT ANNUITY BENEFITS DOES A CONTRACT PROVIDE? .........................    2
   TO WHAT EXTENT CAN JOHN HANCOCK VARY THE TERMS AND CONDITIONS OF THE
      CONTRACTS? ..........................................................    3
      State Law Insurance Requirements ....................................    3
      Variations in Charges or Rates ......................................    3
   WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT? ....................    3
   HOW CAN I CHANGE MY CONTRACT'S INVESTMENT OPTIONS? .....................    3
      Allocation of Purchase Payments .....................................    3
      Procedure for Transferring Your Assets ..............................    4
      Transfers Among Investment Options ..................................    4
      We have adopted policies and procedures to restrict frequent
         transfers of Contract Value among Variable Investment Options ....    4
      Telephone and Facsimile Transactions ................................    5
      Electronic Information ..............................................    5
      Dollar-Cost Averaging Program .......................................    5
      Strategic Rebalancing ...............................................    6
   WHAT FEES AND CHARGES WILL BE DEDUCTED FROM MY CONTRACT? ...............    6
      Asset-Based Charges .................................................    6
      Annual Contract Fee .................................................    6
      Premium Taxes .......................................................    7
      Withdrawal Charge ...................................................    7
   HOW CAN I WITHDRAW MONEY FROM MY CONTRACT? .............................    8
      Surrenders and Partial Withdrawals ..................................    8
      Nursing Home Waiver of Withdrawal Charge Rider ......................    9
      Systematic Withdrawal Plan ..........................................    9
      Telephone Withdrawals ...............................................    9
   WHAT HAPPENS IF THE ANNUITANT DIES BEFORE MY CONTRACT'S MATURITY DATE?..   10
      Guaranteed Minimum Death Benefit ....................................   10
   CAN I RETURN MY CONTRACT? ..............................................   10
GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS .........   12
   THE COMPANIES ..........................................................   12
   THE SEPARATE ACCOUNTS ..................................................   13
   THE FUNDS ..............................................................   13
THE ACCUMULATION PERIOD ...................................................   16
      Your Value in our Variable Investment Options .......................   16
      Valuation of Accumulation Units .....................................   16
      Your Value in the Fixed Investment Option ...........................   16
THE ANNUITY PERIOD ........................................................   17
      Maturity Date .......................................................   17
      Choosing Fixed or Variable Annuity Payments .........................   17
      Selecting an Annuity Option .........................................   17
      Variable Monthly Annuity Payments ...................................   17
      Assumed Investment Rate .............................................   18
      Fixed Monthly Annuity Payments ......................................   18
      Annuity Options .....................................................   18
VARIABLE INVESTMENT OPTION VALUATION PROCEDURES ...........................   18
DISTRIBUTION REQUIREMENTS FOLLOWING DEATH OF OWNER ........................   18
MISCELLANEOUS PROVISIONS ..................................................   19
      Assignment; Change of Owner or Beneficiary ..........................   19
   WHO SHOULD HAVE PURCHASED THE CONTRACTS? ...............................   19
FEDERAL TAX MATTERS .......................................................   19
   INTRODUCTION ...........................................................   19
   OUR TAX STATUS .........................................................   19
   NON-QUALIFIED CONTRACTS (CONTRACTS NOT PURCHASED TO FUND A QUALIFIED
      PLAN) ...............................................................   19
      Undistributed Gains .................................................   19
      Taxation of Annuity Payments ........................................   20
      Surrenders, Withdrawals and Death Benefits ..........................   20
      Taxation of Death Benefit Proceeds ..................................   20
      Penalty Tax on Premature Distributions ..............................   21
      Puerto Rico Non-Qualified Contracts .................................   21
      Diversification Requirements ........................................   21
   QUALIFIED CONTRACTS (CONTRACTS PURCHASED FOR A QUALIFIED PLAN) .........   22
      Penalty Tax on Premature Distributions ..............................   22

      Tax-Free Rollovers ..................................................   23
      Loans ...............................................................   23
      Puerto Rico Contracts Issued to Fund Retirement Plans ...............   24
   SEE YOUR OWN TAX ADVISER ...............................................   24
PERFORMANCE INFORMATION ...................................................   26
REPORTS ...................................................................   26
VOTING PRIVILEGES .........................................................   26
CERTAIN CHANGES ...........................................................   26
      Changes to the Separate Account .....................................   26
      Variations in Charges or Rates for Eligible Classes .................   27
   DISTRIBUTION OF CONTRACTS ..............................................   27
EXPERTS ...................................................................   28
APPENDIX A - EXAMPLE OF WITHDRAWAL CHARGE CALCULATION .....................    1
APPENDIX B: QUALIFIED PLAN TYPES ..........................................    1
APPENDIX U: ACCUMULATION UNIT VALUE TABLES ................................    1

Additional information about the Contracts and the Separate Accounts is contained in a Statement of Additional Information, dated the same date as this Prospectus, which has been filed with the SEC and is incorporated herein by reference. The Statements of Additional Information are available without charge upon request by contacting us at the address or telephone number shown on the first page of this Prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the Statements of Additional Information and other information about us, the Contracts and the Separate Accounts. We list the Table of Contents for each Statement of Additional Information below.

JOHN HANCOCK VARIABLE ANNUITY ACCOUNT I

Statement of Additional Information
Table of Contents

                                                                     Page of SAI
                                                                     -----------
Distribution......................................................        2
Calculation of Performance Data...................................        2
Other Performance Information.....................................        3
Calculation of Annuity Payments...................................        4
Additional Information About Determining Unit Values..............        5
Purchases and Redemptions of Fund Shares..........................        6
The Separate Account..............................................        6
Delay of Certain Payments.........................................        7
Liability for Telephone Transfers.................................        7
Voting Privileges.................................................        7
Financial Statements..............................................        9

JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

Statement of Additional Information
Table of Contents

                                                                     Page of SAI
                                                                     -----------
Distribution......................................................        2
Calculation of Performance Data...................................        2
Other Performance Information.....................................        3
Calculation of Annuity Payments...................................        4
Additional Information About Determining Unit Values..............        5
Purchases and Redemptions of Fund Shares..........................        6
The Separate Account..............................................        6
Delay of Certain Payments.........................................        7
Liability for Telephone Transfers.................................        7
Voting Privileges.................................................        7
Financial Statements..............................................        9

JOHN HANCOCK VARIABLE ANNUITY ACCOUNT V


Statement of Additional Information
Table of Contents

                                                                     Page of SAI
                                                                     -----------
Distribution......................................................        2
Calculation of Performance Data...................................        2
Other Performance Information.....................................        3
Calculation of Annuity Payments...................................        4
Additional Information About Determining Unit Values..............        5
Purchases and Redemptions of Fund Shares..........................        6
The Separate Account..............................................        6
Delay of Certain Payments.........................................        7
Liability for Telephone Transfers.................................        7
Voting Privileges.................................................        7
Financial Statements..............................................        9

                            Glossary of Special Terms



The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.



ACCUMULATION PERIOD: The period between the issue date of the Contract and its Maturity Date.



ANNUITANT: Any natural person or persons to whom annuity benefit payments are made and whose life is used to determine the duration of annuity benefit payments involving life contingencies. If the Contract Owner names more than one person as an "Annuitant", the second person named is referred to as "co-Annuitant". The "Annuitant" and "co-Annuitant" are referred to collectively as "Annuitant". The "Annuitant" is as designated on the Contract specification page or in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Annuity Period.


ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity benefit payments made by us.


ANNUITIES SERVICE CENTER: The mailing address of our service office is listed on the first page of this Prospectus. You can send overnight mail to us at 601 Congress St. Boston, MA 02210-2805.



ANNUITY PERIOD: The period when we make annuity benefit payments to you following the Maturity Date.



ANNUITY UNIT: A unit of measure that is used after the election of an Annuity option to calculate Variable Annuity benefit payments.


BENEFICIARY: The person, persons or entity entitled to the death benefit under the Contract. The Beneficiary is as specified in the application, unless changed.


BUSINESS DAY: Any day on which the New York Stock Exchange is open for business.


CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: John Hancock Life Insurance Company or John Hancock Variable Life Insurance Company.


CONTRACT: The variable annuity contracts described by this Prospectus.


CONTRACT VALUE: At any time before the Maturity Date, the total value of your Contract equals:


-    the total amount you invested;



-    minus all charges we deduct;



-    minus all withdrawals you have made;



- plus or minus each Variable Investment Option's positive or negative investment return that we credit daily to any of your Contract's value daily while it is in that option; and


- plus the interest we credit to any of your Contract's value while it is in the Fixed Investment Option.

CONTRACT YEAR: The period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

FIXED INVESTMENT OPTION: An Investment Option in which a Company guarantees the principal value and the rate of interest credited to the Investment Account for the term of any guarantee period.

FUND: A series of a registered open-end investment management company which corresponds to a Variable Investment Option.

GENERAL ACCOUNT: All of a Company's assets other than assets in its Separate Accounts or any other Separate Account that it may maintain.

INVESTMENT ACCOUNT: An account we establish for you which represents your interests in an Investment Option during the Accumulation Period.

INVESTMENT OPTIONS: The investment choices available to Contract Owners. We refer to the Variable Investment Options and the Fixed Investment Option together as Investment Options.

JHLICO: John Hancock Life Insurance Company.

JHVLICO: John Hancock Variable Life Insurance Company.

MATURITY DATE: The date on which we begin to make annuity benefit payments to the Annuitant. The Maturity Date is the date specified on the Contract specifications page, unless changed.


NON-QUALIFIED CONTRACTS: A Contract which is not issued under a Qualified Plan.



OWNER OR CONTRACT OWNER ("YOU"): The person, persons (co-Owner) or entity entitled to all of the ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you". The Owner has the legal right to make all changes in Contractual designations where specifically permitted by the Contract. The Owner is as specified in the application, unless changed. The Annuitant becomes the Owner of the Contract on the Maturity Date.



PROSPECTUS: This Prospectus that describes interests in a Contract.


PURCHASE PAYMENT: An amount paid by a Contract Owner to us as consideration for the benefits provided by the Contract.


QUALIFIED CONTRACT: A Contract issued under a Qualified Plan.



QUALIFIED PLAN: A Retirement plan that receives favorable tax treatment under
Section 401, 403, 408 (IRAs), 408A (Roth IRAs) or 457 of the Code.



SEPARATE ACCOUNT: John Hancock Variable Annuity Account I, John Hancock Variable Annuity Account U, or John Hancock Variable Annuity Account V, as applicable. A separate account is a segregated account of a company that is not commingled with the general assets and obligations of the company.


SUB-ACCOUNT: A Sub-Account of the Separate Account. Each Sub-Account invests in shares of a specific Fund.


SURRENDER VALUE: The total value of a Contract, minus the annual Contract fee and any applicable premium tax and withdrawal charges. We will determine the amount surrendered or withdrawn as of the date we receive your request in proper form at the John Hancock Annuities Service Center.


VARIABLE ANNUITY: An Annuity Option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified Sub-Accounts.


VARIABLE INVESTMENT OPTION: An Investment Option which corresponds to a Sub-Account of a Separate Account that invests in a shares of a specific Fund.

                                    Overview



This is the Prospectus - it is not any Contract. The Prospectus simplifies many Contract provisions to better communicate a Contract's essential features. Your rights and obligations under the Contracts will be determined by the language of a Contract itself. On request, we will provide the form of Contract for you to review. Please read your Contract and keep it for future reference.



The Contracts described in this Prospectus are no longer offered for sale, however, you may make additional Purchase Payments as permitted under your Contract. This Prospectus contains information that you should know before you exercise any of your rights under the Contract.



Prospectuses for Contracts often undergo certain changes in their terms from year to year to reflect changes in the Contracts. The changes include such things as the liberalization of benefits, the exercise of rights reserved under a Contract, the alteration of administrative procedures and changes in the Investment Options available. Any such change may or may not apply to Contracts issued prior to the effective date of the change. This product Prospectus reflects the status of the product as of the date of this Prospectus. This Prospectus contains information about different products. Therefore, this Prospectus may contain information that is inapplicable to your Contract.. You should consult your Contract to verify whether any particular provision applies to you and whether you may elect any particular Investment Option.



The Variable Investment Options shown on the first page of this Prospectus are those available under the Contracts described in this Prospectus as of the date of this Prospectus. There may be Variable Investment Options that are not available to you. We may add, modify or delete Variable Investment Options in the future.



When you select one or more of these Variable Investment Options, we invest your money in NAV shares of a corresponding Fund of the John Hancock Trust (the "Trust"). The Trust is a so-called "series" type mutual fund registered with the "SEC." The investment results of each Variable Investment Option you select will depend on those of the corresponding Fund of the Trust. Each of the Funds is separately managed and has its own investment objective and strategies. The Trust prospectus contains detailed information about each available Fund. Be sure to read that Prospectus before selecting any of the Variable Investment Options.



For amounts you don't wish to invest in a Variable Investment Option, you may be able to allocate these amounts to a Fixed Investment Option if permitted in your local jurisdiction. We invest the assets allocated to the Fixed Investment Option in our General Account and they earn interest at a fixed rate, declared by us, subject to a 3% minimum. Neither our General Account nor any interests in our General Account are registered with the SEC or subject to the Federal securities laws.



We refer to the Variable Investment Options and the Fixed Investment Option together as Investment Options.



The Contracts were not available in all states. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is unlawful to make or solicit an offer in that state.

                                   Fee Tables

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING AN INDEPENDENCE, INDEPENDENCE PREFERRED OR INDEPENDENCE 2000 VARIABLE ANNUITY CONTRACT. THE FIRST TABLE DESCRIBES THE CHARGES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.


                     CONTRACT OWNER TRANSACTION EXPENSES(1)



MAXIMUM WITHDRAWAL CHARGE
(as % of amount withdrawn or surrendered)      INDEPENDENCE     INDEPENDENCE PREFERRED   INDEPENDENCE 2000
(2)                                          VARIABLE ANNUITY      VARIABLE ANNUITY       VARIABLE ANNUITY
------------------------------------------   ----------------   ----------------------   -----------------
1st year                                              8%                    8%                    7%
2nd year                                              8%                    8%                    6%
3rd year                                              8%                    8%                    5%
4th year                                              7%                    7%                    4%
5th year                                              7%                    7%                    3%
6th year                                              6%                    6%                    2%
7th year                                              6%                    6%                    1%
Thereafter                                            0%                    0%                    0%
Maximum transfer charge (3)                        $N/A                  $N/A                   $25



1) State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment .



2) This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of Purchase Payment.



3) This charge is not currently imposed, but we reserve the right to do so in the Contract. If we do, it will be taken upon each transfer into or out of any Investment Option beyond an annual limit of not less than 12.


THE SECOND TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE FEES AND EXPENSES PAID AT THE FUND LEVEL.


                                           INDEPENDENCE     INDEPENDENCE PREFERRED   INDEPENDENCE 2000
                                         VARIABLE ANNUITY      VARIABLE ANNUITY       VARIABLE ANNUITY
                                         ----------------   ----------------------   -----------------
Maximum Annual Contract Fee (4)                $  50                $  50                   $50
Current Annual Contract Fee (5)                $  30                $  30                   $30

  SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE) 6

Mortality and Expense Risk Charge               0.90%                1.15%                 1.10%
Administrative Services Charge                  0.50%                0.35%                 0.30%
Total Separate Account Annual Expenses          1.40%                1.50%                 1.40%


3)   This charge is not currently imposed.

4) This charge applies only to Contracts of less than $10,000 during the Accumulation Period. It is taken at the end of each Contract Year but, if you surrender a Contract before then, it will be taken at the time of surrender.

5) This charge only applies to that portion of account value held in the Variable Investment Options. The charge does not apply to amounts in the fixed account options.

THE THIRD TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.


TOTAL ANNUAL FUND OPERATING EXPENSES                              MINIMUM   MAXIMUM
------------------------------------                              -------   -------
Range of expenses that are deducted from Fund assets, including    0.50%     1.28%
management fees, and other expenses



Examples


The following two examples are intended to help you compare the cost of investing in an Independence Variable Annuity, Independence Preferred Variable Annuity, or Independence 2000 Variable Annuity Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

The first example assumes that you invest $10,000 in a Contract and that your investment has a 5% return each year. This example assumes the maximum annual contact fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



                              MAXIMUM FUND LEVEL TOTAL OPERATING EXPENSES

INDEPENDENCE VARIABLE ANNUITY                     1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------------------------                     ------   -------   -------   --------
If you surrender the Contract at the end of the
   applicable time period:                         $999     $1,574    $2,085    $3,093

If you annuitize, or do not surrender the
   Contract at the end of the applicable time
   period                                          $279     $  857    $1,461    $3,093



INDEPENDENCE PREFERRED VARIABLE ANNUITY           1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------           ------   -------   -------   --------
If you surrender the Contract at the end of the
   applicable time period:                        $1,008    $1,598    $2,126    $3,173

If you annuitize, or do not surrender the
   Contract at the end of the applicable time
   period                                         $  288    $  882    $1,502    $3,173



INDEPENDENCE 2000 VARIABLE ANNUITY                1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------------                ------   -------   -------   --------
If you surrender the Contract at the end of the
   applicable time period:                         $913     $1,315    $1,745    $3,125

If you annuitize, or do not surrender the
   Contract at the end of the applicable time
   period                                          $283     $  867    $1,477    $3,125



The next example also assumes that you invest $10,000 in a Contract and that your investment has a 5% return each year. This example assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                                MINIMUM FUND LEVEL TOTAL OPERATING EXPENSES

INDEPENDENCE VARIABLE ANNUITY                        1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------------------------                        ------   -------   -------   --------
If you surrender the Contract at the end of the
   applicable time period:                            $918     $1,327    $1,673    $2,275

If you annuitize, or do not surrender the Contract
   at the end of the applicable time period:          $198     $  612    $1,052    $2,275



INDEPENDENCE PREFERRED VARIABLE ANNUITY              1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------              ------   -------   -------   --------
If you surrender the Contract at the end of the
   applicable time period:                            $927     $1,355    $1,720    $2,369

If you annuitize, or do not surrender the Contract
   at the end of the applicable time period:          $207     $  640    $1,098    $2,369



INDEPENDENCE 2000 VARIABLE ANNUITY                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------------                   ------   -------   -------   --------
If you surrender the Contract at the end of the
   applicable time period:                            $830     $1,065    $1,329    $2,296

If you annuitize, or do not surrender the Contract
   at the end of the applicable time period:          $200     $  618    $1,062    $2,296



THE FOURTH TABLE DESCRIBES THE OPERATING EXPENSES FOR EACH OF THE FUNDS, AS A PERCENTAGE OF THE FUND'S AVERAGE NET ASSETS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS AND IN THE NOTES FOLLOWING THE TABLE.



ALL OF THE FUNDS SHOWN IN THE TABLE ARE NAV CLASS SHARES THAT ARE NOT SUBJECT TO RULE 12B-1 FEES THESE NAV CLASS SHARES COMMENCED OPERATIONS ON APRIL 29, 2005. THESE NAV CLASS SHARES OF A FUND ARE BASED UPON THE EXPENSE RATIOS OF THE FUND'S SERIES I SHARES FOR THE YEAR ENDED DECEMBER 31, 2005 (ADJUSTED TO REFLECT THE ABSENCE OF ANY RULE 12B-1 FEE APPLICABLE TO THE NAV SHARES).



FUND ANNUAL EXPENSES. (as a percentage of Fund average net assets for the fiscal year ended December 31, 2005, except as stated in the Notes that follow this table.)

                                                                             MANAGEMENT                    TOTAL FUND ANNUAL
                                                                                FEES      OTHER EXPENSES        EXPENSES
-----------------------------------------------------------------------------------------------------------------------------
JOHN HANCOCK TRUST (NAV):                                                                                        (NAV)
500 Index Trust B (See Note 5.)                                                 0.47%         0.03%              0.50%
Active Bond Trust                                                               0.60%         0.07%              0.67%
Blue Chip Growth Trust (See Notes 1, 2. and 4.)                                 0.81%         0.07%              0.88%
Bond Index Trust B (See Notes 2. and 5.)                                        0.47%         0.03%              0.50%
Capital Appreciation Trust (See Notes 1 and 2.)                                 0.81%         0.05%              0.86%
Equity-Income Trust (See Notes 1, 2 and 4.)                                     0.81%         0.05%              0.86%
Global Bond Trust (See Note 2.)                                                 0.70%         0.12%              0.82%
Growth & Income Trust (See Note 1.)                                             0.68%         0.08%              0.76%
High Yield Trust (See Notes 1 and 2.)                                           0.66%         0.07%              0.73%
International Equity Index Trust B (See Note 5.)                                0.55%         0.04%              0.59%
Managed Trust (See Notes 2 and 3.)                                              0.69%         0.06%              0.75%
Mid Cap Stock Trust (See Notes 1 and 2.)                                        0.84%         0.08%              0.92%
Mid Value Trust (See Notes 1, 2. and 4.)                                        0.98%         0.08%              1.06%
Money Market Trust B (See Note 5.)                                              0.49%         0.04%              0.53%
Overseas Equity Trust (See Notes 1 and 2.)                                      1.05%         0.23%              1.28%
Real Estate Securities Trust (See Notes 1 and 2.)                               0.70%         0.06%              0.76%
Short-Term Bond Trust (See Notes 1 and 2.)                                      0.59%         0.09%              0.68%
Small Cap Growth Trust (See Notes 1 and 2.)                                     1.07%         0.06%              1.13%
Small Cap Value Trust (See Note 1.)                                             1.07%         0.05%              1.12%

1. The management fee shown for this Fund reflects the method of calculating the advisory fee that became effective during October, 2005 and assumes these changes were in effect for the year ended December 31, 2005. Under this method, the applicable portion of the Fund's aggregate net assets are combined with the applicable portions of one or more other funds having the same subadviser for the purpose of determining advisory fee break points.

2. The amounts shown for this Fund reflect the advisory fee rates that became effective April 29, 2005. Expenses shown in the table assume these changes were in effect for the year ended December 31, 2005.

3.   This Fund commenced operations on April 29, 2005.

4. The subadviser has voluntarily agreed to waive a portion of its subadvisory fee for John Hancock Trust's Blue Chip Growth Trust, Equity-Income Trust, Health Sciences Trust, Mid Value Trust, Science & Technology Trust, Small Company Value Trust, Spectrum Income Trust and Real Estate Equity Trust series. This waiver is based on the combined average daily net assets of these Funds and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Funds"). Under the voluntary agreement, the subadviser will reduce its fee by 5.00% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $750 million and, effective November 1, 2006, by an additional 2.50% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $1.5 billion. The adviser has also voluntarily agreed to reduce the advisory fee for each Fund by the amount that the subadvisory fee for that Fund is reduced. These voluntary fee waivers may be terminated at any time by the subadviser or the adviser.

5. This Fund commenced operations on April 29, 2005. "Other Expenses" shown in the table for this Fund are based on estimates for the current fiscal year. The adviser for this Fund has agreed, pursuant to its agreement with the John Hancock Trust, to waive its management fee (or, if necessary, reimburse expenses of the Fund) to the extent necessary to limit the Fund's "Annual Operating Expenses". A Fund's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the Fund not incurred in the ordinary course of the Fund's business. Under the agreement, the adviser's obligation will remain in effect until May 1, 2007 and will terminate after that date only if the John Hancock Trust, without the prior written consent of the adviser, sells shares of the Fund to (or has shares of the Fund held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company or any of its affiliates that are specified in the agreement. If this fee waiver had been reflected, the management fee shown for the 500 Index Trust B, Bond Index Trust B, International Equity Index Trust B and Money Market Trust B would be 0.22%, 0.22%, 0.30% and 0.24%, respectively, and the Total Fund Annual Expenses shown would be 0.25%, 0.25%, 0.34% and 0.28%, respectively.

                                Basic Information

WHAT IS THE CONTRACT?


The Contract is a deferred payment Variable Annuity Contract. An "annuity contract" provides a person (known as the "Annuitant" or "payee") with a series of periodic payments. Because this Contract is also a "deferred payment" Contract, the annuity payments will begin on a future date, called the Contract's "Maturity Date". Under a "Variable Annuity" Contract, the amount you have invested can increase or decrease in value daily based upon the value of the Variable Investment Options chosen.


WHO ISSUED MY CONTRACT?

Your Contract was issued either by John Hancock Life Insurance Company or John Hancock Variable Life Insurance Company. Please refer to your Contract for the name of the Company that issued your Contract. John Hancock Variable Life Insurance Company is not authorized to sell life insurance products in the State of New York.

WHO OWNS THE CONTRACT?

That's up to you. Unless the Contract provides otherwise, the Owner of the Contract is the person who can exercise the rights under the Contract, such as the right to choose the Investment Options or the right to surrender the Contract. In many cases, the person who bought the Contract will be the Owner. However, you are free to name another person or entity (such as a trust) as Owner. In writing this Prospectus, we've assumed that you, the reader, are the person or persons entitled to exercise the rights and obligations under discussion.

IS THE OWNER ALSO THE ANNUITANT?

In many cases, the same person is both the Annuitant and the Owner of a Contract. The Annuitant is the person whose lifetime is used to measure the period of time when we make various forms of annuity payments. Also, the Annuitant receives payments from us under any Annuity Option that commences during the Annuitant's lifetime. If permitted by your Contract, you may name another person as Annuitant or joint Annuitant if that person meets our underwriting standards. If also permitted by your Contract, you may name as joint Annuitants two persons other than yourself if those persons meet our underwriting standards.

HOW CAN I INVEST MONEY IN A CONTRACT?

Purchase Payments

The Contracts described in this Prospectus are no longer available for sale, however, the minimum initial Purchase Payment requirements for the Contracts is outlined in the table below. The minimum Purchase Payment for each subsequent payment into the Contracts is $50.

                                                 INDEPENDENCE:   INDEPENDENCE PREFERRED:   INDEPENDENCE 2000
                                                 -------------   -----------------------   -----------------
Min initial Purchase Payment                         $1,000                  N/A                    N/A
Min initial Purchase Payment (non qualified):           N/A               $5,000                 $5,000
Min initial Purchase Payment (IRA)                      N/A               $1,000                 $1,000
Min initial Purchase Payment (other qualified)          N/A               $1,000                 $   50
Min initial Annuity Direct Deposit Program              N/A                  N/A                 $  500
Min Subsequent Purchase Payments:                    $   50               $   50                 $   50


Initial Purchase Payment



When we received your initial Purchase Payment and all necessary information at the Annuities Service Center we issued your Contract and invested your initial Purchase Payment. If the information was not in good order, we contacted you to get the necessary information. If for some reason, we were unable to complete this process within 5 Business Days, we either sent back your money or got your permission to keep it until we received all of the necessary information.


Issue Date and Contract Year

We measure the years and anniversaries of your Contract from its date of issue. We use the term Contract Year to refer to each period of time between anniversaries of your Contract's date of issue. We did not issue a Contract if the proposed Annuitant was age 85 or older.

Limits on Purchase Payments

You can make Purchase Payments of up to $500,000 (1,000,000 for Independence 2000 Contracts) in any one Contract Year ($100,000 into the Fixed Investment Option, after the initial Purchase Payment which could have been as much as $500,000). The total of all new Purchase Payments and transfers that you allocate to any one Variable Investment Option in any one Contract Year may not exceed $1,000,000 (except in the case of Independence Variable Annuity Contracts where the maximum amount you may transfer is $500,000). While the Annuitant is alive and the Contract is in force, you can make Purchase Payments at any time before the Annuitant's 85th birthday (85 1/2 for Independence Variable Annuity Contracts).

Ways to Make Additional Purchase Payments

Additional Purchase Payments made by check or money order should be:

-    drawn on a U.S. bank,

-    drawn in U.S. dollars, and


-    made payable to "John Hancock" and sent to the Annuity Service Center.



We credit any additional Purchase Payments to your Contract at the close of the Business Day in which we receive them at the Annuities Service Center. Each Business Day ends at the close of regular trading for the day on the New York Stock Exchange. Usually this is 4:00 p.m., Eastern time. If we receive an additional Purchase Payment after the close of a Business Day, we will credit it to your Contract on the next Business Day.



We will not accept credit card checks. Nor will we accept starter or third party checks that fail to meet our administrative requirements. Additional Purchase Payments should be sent to the Annuities Service Center at the address shown on the cover of this Prospectus. You can find information about other methods of making Purchase Payments by contacting us.


Additional Purchase Payments by Wire


You may transmit additional Purchase Payments by wire through your bank to our bank, as long as you provide appropriate instructions with the transmittal to identify your Contract, and the selected Investment Options (unless you have provided us with standing allocation instructions). Information about our bank, our account number, and the ABA routing number may be obtained from the Annuities Service Center. Banks may charge a fee for wire services.



If your wire order is complete, we will invest the additional Purchase Payment in your selected Investment Options as of the day we received the wire order. If the wire order is incomplete for an identified Contract, we will immediately return it.


HOW WILL THE VALUE OF MY INVESTMENT CHANGE OVER TIME?

Prior to a Contract's Maturity Date, the amount you've invested in any Variable Investment Option will increase or decrease based upon the investment experience of the corresponding Fund. Except for certain charges we deduct, your investment experience will be the same as if you had invested in the Fund directly and reinvested all Fund dividends and distributions in additional shares.


Like a regular mutual fund, each Fund deducts investment management fees and other operating expenses. These expenses are shown in the Fee Tables. However, unlike a mutual fund, we will also deduct charges relating to the annuity guarantees and other features provided by the Contract. These charges reduce your investment performance and the amount we have credited to your Contract in any Variable Investment Option. We describe these charges under "What fees and charges will be deducted from my Contract? ".


Each Purchase Payment you allocate to the Fixed Investment Option will earn interest (calculated on a compounded basis) at our declared rate in effect at the time of the deposit into the Fixed Investment Option. From time to time, we declare new rates, subject to a 3% minimum. For purposes of crediting interest, transfers from a Variable Investment Option will be treated as a Purchase Payment.

Under current practice, we credit interest to amounts allocated to the Fixed Investment Option based on the size of the initial Purchase Payment, We credit a higher rate for initial Purchase Payments of $10,000 or more (and those over $10,000 or $25,000 or more for Independence 2000 only). The rate of interest credited on each amount varies based upon when that amount was allocated to the Fixed Investment Option.




WHAT ANNUITY BENEFITS DOES A CONTRACT PROVIDE?


If your Contract is still in effect on its Maturity Date, it enters what is called the Annuity Period. During the Annuity Period, we make a series of Fixed Annuity or Variable Annuity payments to you as provided under one of our several Annuity Options. The form in which we will make the annuity payments, and the proportion of such payments that will be on a fixed basis and on a variable basis, depend on the elections that you have in effect on the Maturity Date. Therefore you should exercise care in selecting your Maturity Date and your choices that are in effect on that date.

You should carefully review the discussion under "The Annuity Period" for information about all of these choices you can make.

TO WHAT EXTENT CAN JOHN HANCOCK VARY THE TERMS AND CONDITIONS OF THE CONTRACTS?

State Law Insurance Requirements


Insurance laws and regulations apply to us in every state in which our Contracts were sold. As a result, various terms and conditions of your Contract may vary from the terms and conditions described in this Prospectus, depending upon where you purchased the Contract. These variations are reflected in your Contract.


Variations in Charges or Rates

We may vary the charges, durations of Fixed Investment Options, and other terms of our Contracts where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the Contracts. These include the types of variations discussed under "Certain changes" in the Additional Information section of this Prospectus.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:


- full or partial withdrawals (including surrenders and systematic withdrawals);



-    payment of any death benefit proceeds; and


-    periodic payments under one of our annuity payment options.

How much you will be taxed on distribution is based upon complex tax rules and depends on matters such as:


-    the type of the distribution;



-    when the distribution is made;



-    the nature of any Qualified Plan for which the Contract is being used, and


-    the circumstances under which the payments are made.

If your Contract is issued in connection with a Qualified Plan, all or part of your Purchase Payments may be tax-deductible.


Special 10% tax penalties apply in many cases to the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Also, most Qualified Plans require that distributions from a Contract commence and/or be completed by a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible Purchase Payments you paid or on any earnings under the Contract.


IF YOU ARE PURCHASING THE CONTRACT AS AN INVESTMENT VEHICLE FOR A QUALIFIED PLAN, YOU SHOULD CONSIDER THAT THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED BY THE QUALIFIED PLAN ITSELF. THE FAVORABLE TAX-DEFERRAL BENEFITS AVAILABLE FOR QUALIFIED PLANS THAT INVEST IN ANNUITY CONTRACTS ARE ALSO GENERALLY AVAILABLE IF THE QUALIFIED PLANS PURCHASE OTHER TYPES OF INVESTMENTS, SUCH AS MUTUAL FUNDS, EQUITIES AND DEBT INSTRUMENTS. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL PROFESSIONAL SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE INVESTMENT OPTIONS, DEATH BENEFITS AND OTHER BENEFITS PROVIDED UNDER AN ANNUITY CONTRACT ISSUED IN CONNECTION WITH A QUALIFIED PLAN ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.

We provide additional information on taxes in the Federal Tax Matters section of this Prospectus. We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

HOW CAN I CHANGE MY CONTRACT'S INVESTMENT OPTIONS?

Allocation of Purchase Payments


When you applied for your Contract, you specified the Investment Options in which your Purchase Payments were allocated. You may change this investment allocation for future Purchase Payments at any time. Any change in allocation will be effective as of receipt of your request at the Annuities Service Center.


We do not impose a limit on the number of Investment Options to which you may allocate Purchase Payment at any one time or over the life of your Contract.

Procedure for Transferring Your Assets


You may request a transfer in writing or, if you have authorized telephone transfers, by telephone or fax. All transfer requests should be directed to the Annuities Service Center at the address shown on the front page. Your request should include:



-    your name;



-    daytime telephone number;



-    Contract number;



-    the names of the Investment Options being transferred to and from each; and


-    the amount of each transfer.


Your request becomes effective at the close of the Business Day in which we receive it, in proper form at the Annuities Service Center. Each Business Day ends at the close of regular trading for the day on the New York Stock Exchange. Usually this is 4:00 p.m., Eastern time. If we receive a transfer request, in proper form, after the close of a Business Day, it will become effective at the end of the next Business Day.


Transfers Among Investment Options

You may transfer amounts held in one Investment Option to any other Investment Option. To make a transfer, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you.

Although your Contract may impose restrictions on the maximum amount that may be transferred among the Variable Investment Options, we currently do not enforce these restrictions.


Currently, we do not impose a charge for transfer requests. For Independence 200, the first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, we do not currently assess a charge but reserve the right (to the extent permitted by your Contract) to impose a charge of up to $25 for any transfer beyond the annual limit.


We have adopted policies and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.


Variable investment options in variable annuity and variable life insurance products can be a prime target for abusive transfer activity because these products value their variable investment options on a daily basis and allow transfers among investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, long-term investors in a variable investment can be harmed by frequent transfer activity since such activity may expose the variable investment option's underlying fund to increased fund transaction costs and/or disrupt the funds manager's ability to effectively manage the fund's investment fund in accordance with the fund's investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.



To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Account, we count all transfers made during the period from the opening of trading each day the net asset value of the shares of a Fund are determined (usually 9 a.m.) to the close of trading that day (the close of day-time trading of the New York Stock Exchange - usually 4 p.m.) as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to our Dollar Cost Averaging program or our Strategic Rebalancing Program, (b) transfers from a fixed account option at the end of its guarantee period, (c) transfers made within a prescribed period before and after a substitution of underlying Funds and (d) transfers made during the annuity period (these transfers are subject to a 30 day notice requirement, however, as described below). Under each Separate Account's policy and procedures, Contract Owners may transfer to a Money Market Investment Option even if the two transfer per month limit has been reached if 100% of the Contract Value in all Variable Investment Options is transferred to that Money Market Investment Option. If such a transfer to a Money Market Investment Option is made, for a 30 calendar day period after such transfer, no subsequent transfers from that Money Market Investment Option to another Variable Investment Option may be made. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.


We reserve the right to take other actions at any time to restrict trading, including, but not limited to:


-    restricting the number of transfers made during a defined period;



-    restricting the dollar amount of transfers;



- restricting the method used to submit transfers (e.g., changing telephone and facsimile procedures to require that transfer requests be submitted in writing via U.S. mail); and


-    restricting transfers into and out of certain Sub-Accounts.

In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Funds. We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law), and to prohibit a transfer less than 30 days prior to the Contract's Maturity Date.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in restricting disruptive frequent trading activity and avoiding harm to long-term investors.


DURING THE ANNUITY PERIOD, YOU MAY NOT MAKE ANY TRANSFER THAT WOULD RESULT IN MORE THAN FOUR INVESTMENT OPTIONS BEING USED AT ONCE. You must submit your transfer request to our Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply.


We impose additional restrictions that apply specifically to transfers involving the Fixed Investment Option. You may NOT:


- transfer assets to or from the Fixed Investment Option during the annuity period;



- transfer assets into the Fixed Investment Option on or within 30 days prior to your Contract's Maturity Date;



- transfer or deposit (exclusive of the initial Purchase Payment) more than $100,000 into the Fixed Investment Option during a Contract Year;



- make any transfers into the Fixed Investment Option within six months of a transfer out of the Fixed Investment Option; or


- transfer out of the Fixed Investment Option more than once during a Contract Year and only within 10 days before or after the anniversary of your Contract's issuance ("Contract anniversary").

It is also our practice to approve transfers to a Fixed Investment Option, if available under your Contract, after the end of the 10th Contract Year. We reserve the right to terminate this practice at any time.

Telephone and Facsimile Transactions


If you complete a special authorization form, you can request transfers among Investment Options and changes of allocation among Investment Options simply by telephoning or by faxing us at the Annuities Service Center. Any fax request should include your name, daytime telephone number, Contract number and, in the case of transfers and changes of allocation, the names of the Investment Options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.


If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the Owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

As stated earlier in this Prospectus, we have imposed restrictions on transfers including the right to change our telephone and facsimile transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether with respect to any Owners who we feel are abusing the privilege to the detriment of other Owners.

Electronic Information

You may access information about your Contract through our website, www.johnhancockannuities.com. In order to do so, you will be required to create an account with a username and password, and maintain a valid e-mail address. You are responsible for keeping your password confidential and must notify us of any loss or theft of your password, or any unauthorized use of your password.

Dollar-Cost Averaging Program


Under our Dollar Cost Averaging program, you may elect, at no cost, to automatically transfer assets from any Variable Investment Option to one or more other Variable Investment Options on a monthly, quarterly, semiannual, or annual basis. The following conditions apply to the dollar-cost averaging program:



-    The amount of each transfer must equal at least $100.



- You may change your variable investment allocation instructions at any time in writing or, if you have authorized telephone transfers, by telephone;



-    You may discontinue the program at any time;



- The program automatically terminates when the Variable Investment Option from which we taking the transfers have been exhausted;

- Automatic transfers to or from the Fixed Investment Option are not permitted.



We reserve the right to suspend, modify or terminate the program at any time.



Strategic Rebalancing Program



This program automatically re-sets the percentage of your account value allocated to the Variable Investment Options. Over time, the variations in the investment results for each Variable Investment Option you've selected for this program will shift the percentage allocations among them. The strategic rebalancing program will periodically transfer your account value among these Variable Investment Options to reestablish the preset percentages you have chosen. (You may, however, change your variable investment allocation instructions at any time in writing or, if you have authorized telephone transfers, by telephone.) Strategic rebalancing would usually result in transferring amounts from a Variable Investment Option with relatively higher investment performance since the last rebalancing to one with relatively lower investment performance. However, rebalancing can also result in transferring amounts from a Variable Investment Option with relatively lower current investment performance to one with relatively higher current investment performance. Automatic transfers to or from any available Fixed Investment Options are not permitted under this program.



This program can be elected by sending the appropriate form to the Annuities Service Center. You must specify the frequency for rebalancing (quarterly, semi-annually or annually), the preset percentage for each Variable Investment Option, and a future beginning date. Once elected, strategic rebalancing will continue until we receive notice of cancellation of the option or notice of the death of the insured person.



We reserve the right to modify, terminate or suspend the strategic rebalancing program at any time.


WHAT FEES AND CHARGES WILL BE DEDUCTED FROM MY CONTRACT?


We assess charges and deductions under the Contract against Purchase Payments, Contract Values or annuity benefit payments. Currently, there are no deductions made from Purchase Payments. In addition, there are deductions from and expenses paid out of the assets of the Funds that are described in the Funds' prospectuses.



Asset Based Charges



We deduct Separate Account expenses daily, as a percentage of average account value, to compensate us primarily for our administrative expenses and for the mortality and expense risks that we assume under the Contracts, as follows:


   SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)


                                           INDEPENDENCE     INDEPENDENCE PREFERRED   INDEPENDENCE 2000
                                         Variable Annuity      Variable Annuity       Variable Annuity
                                         ----------------   ----------------------   -----------------
Mortality and Expense Risk Charge              0.90%                 1.15%                 1.10%
Administrative Services Charge                 0.50%                 0.35%                 0.30%
                                               ----                  ----                  ----
Total Separate Account Annual Expenses         1.40%                 1.50%                 1.40%
                                               ====                  ====                  ====



These charges do not apply to assets you have in our Fixed Investment Options. We take the deduction proportionally from each Variable Investment Option you are then using.


In return for the mortality risk charge, we assume the risk that Annuitants as a class will live longer than expected, requiring us to pay a greater number of annuity payments. In return for the expense risk charge, we assume the risk that our expenses relating to the Contracts may be higher than we expected when we set the level of the Contracts' other fees and charges, or that our revenues from such other sources will be less than expected.

Annual Contract Fee


We currently deduct a $30 annual Contract fee at the end of each Contract Year if the Contract has a total value of less than $10,000. We also deduct the annual Contract fee if you surrender your Contract before then. We take the deduction proportionally from each Investment Option you are then using. We will not deduct, however, any portion of the annual Contract fee from the Fixed Investment Option if such deduction would result in an accumulation of amounts allocated to the Fixed Investment Option at less than the guaranteed minimum rate of 3%. In such case, we will deduct that portion of the Contract fee proportionately from the other Investment Options you are using. We reserve the right to increase the annual Contract fee to $50.

We will charge you for state premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.


Premium Taxes


We make deductions for any applicable premium or similar taxes based on the amount of a Purchase Payment. Currently, certain local jurisdictions assess a tax of up to 4% of each Purchase Payment.



In most cases, we deduct a charge in the amount of the tax from the total value of the Contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from each Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage times the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.



                          PREMIUM TAX RATE
STATE OR    ---------------------------------------------
TERRITORY   QUALIFIED CONTRACTS   NON-QUALIFIED CONTRACTS
---------   -------------------   -----------------------
CA                 0.50%                   2.35%
GUAM               4.00%                   4.00%
ME(A)              0.00%                   2.00%
NV                 0.00%                   3.50%
PR                 3.00%                   3.00%
SD(A)              0.00%                   1.25%(B)
WV                 1.00%                   1.00%
WY                 0.00%                   1.00%



(A)  We pay premium tax upon receipt of Purchase Payment.



(B)  0.80% on Purchase Payments in excess of $500,000.


Withdrawal Charge

If you withdraw some of your Purchase Payments from your Contract prior to the Maturity Date (partial withdrawal) or if you surrender (turn in) your Contract, in its entirety, for cash prior to the Maturity Date (total withdrawal or surrender), we may assess a withdrawal charge. We use this charge to help defray expenses relating to the sales of the Contracts, including commissions paid and other distribution costs.

HERE'S HOW WE DETERMINE THE CHARGE: In any Contract Year, you may withdraw up to 10% of the total value of your Contract (computed as of the beginning of the Contract Year) without the assessment of any withdrawal charge. We refer to this amount as the free withdrawal amount. However, if the amount you withdraw or surrender totals more than the free withdrawal amount during the Contract Year, we will assess a withdrawal charge on any amount of the excess that we attribute to Purchase Payments you made within seven years of the date of the withdrawal or surrender.


The withdrawal charge percentage depends upon the type of Contract you purchased and the number of years that have elapsed from the date you paid the Purchase Payment to the date of its withdrawal, as follows:



                                              INDEPENDENCE     INDEPENDENCE PREFERRED   INDEPENDENCE 2000
MAXIMUM WITHDRAWAL CHARGE(1)                VARIABLE ANNUITY      VARIABLE ANNUITY      VARIABLE ANNUITY
----------------------------                ----------------   ----------------------   -----------------
(as % of amount withdrawn or surrendered)
1st year                                           8%                    8%                    7%
2nd year                                           8%                    8%                    6%
3rd year                                           8%                    8%                    5%
4th year                                           7%                    7%                    4%
5th year                                           7%                    7%                    3%
6th year                                           6%                    6%                    2%
7th year                                           6%                    6%                    1%
Thereafter                                         0%                    0%                    0%



(1) This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of Purchase Payment.



Solely for purposes of determining the amount of the withdrawal charge, we assume that each withdrawal (together with any associated withdrawal charge) is a withdrawal first from the earliest Purchase Payment, and then from the next earliest Purchase Payment, and so forth until all payments have been exhausted. Once a Purchase Payment has been considered to have been "withdrawn" under these procedures, that Purchase Payment will not enter into any future withdrawal charge calculations. For this purpose, we also consider any amounts that we deduct for the annual Contract charge to have been withdrawals of Purchase Payments (which means that no withdrawal charge will ever be paid on those amounts).

The amount of any withdrawal that exceeds any remaining Purchase Payments that have not already been considered as withdrawn will not be subject to any withdrawal charge. This means that no withdrawal charge will apply to any favorable investment experience that you have earned.


HERE'S HOW WE DEDUCT THE WITHDRAWAL CHARGE: We deduct the withdrawal charge proportionally from each Investment Option being reduced by the surrender or withdrawal. For example, if 60% of the withdrawal amount comes from the Growth & Income Variable Investment Option and 40% from the Money Market option, then we will deduct 60% of the withdrawal charge from the Growth & Income option and 40% from the Money Market option. If any such option has insufficient remaining value to cover the charge, we will deduct any shortfall from all of your other Investment Options, pro-rata based on the value in each. If your Contract as a whole has insufficient Surrender Value to pay the entire charge, we will pay you no more than the Surrender Value.


You will find examples of how we compute the withdrawal charge in Appendix A to this Prospectus.

WHEN WITHDRAWAL CHARGES DON'T APPLY: We don't assess a withdrawal charge in the following situations:

- on amounts applied to an Annuity Option at the Contract's Maturity Date or to pay a death benefit;


- on certain withdrawals if you meet the requirement of the nursing home waiver rider (only available on Independence 2000 Variable Annuity contracts);


- on amounts withdrawn to satisfy the minimum distribution requirements for tax-Qualified Plans. (Amounts above the minimum distribution requirements are subject to any applicable withdrawal charge, however.)

In addition, under our exchange offer program, certain pension plans may be eligible to exchange their Contracts, without charge, for shares of certain mutual funds distributed by John Hancock Funds, LLC. Under the terms of the exchange offer, any remaining withdrawal charge applicable to any Contract exchanged would be waived at the time of the exchange transaction. You can participate in the exchange offer only if your Contract was purchased on behalf of either:

-    a pension plan qualified under Section 401(k) of the Code; or

- a targeted benefit pension plan where plan assets are not allocated specifically as being for the account of individual plan participants.

The exchange offer was expected to remain open until March 1, 1999, but could be extended for particular offerees under special circumstances. Such extensions have occurred and may continue to occur for an indefinite period of time.

HOW CAN I WITHDRAW MONEY FROM MY CONTRACT?

Surrenders and Partial Withdrawals

Prior to your Contract's Maturity Date, if the Annuitant is living, you may:


-    surrender your Contract for a cash payment of its Surrender Value; or


-    make a partial withdrawal of the Surrender Value.


The Surrender Value of a Contract is the total value of a Contract, minus the annual Contract fee and any applicable premium tax and withdrawal charges. We will determine the amount surrendered or withdrawn as of the date we receive your request in proper form at the Annuities Service Center.



Certain surrenders and withdrawals may result in taxable income to you or other tax consequences as described under "Tax Information." Among other things, if you make a full surrender or partial withdrawal from your Contract before you reach age 59 1/2, an additional federal penalty of 10% generally applies to any taxable portion of the withdrawal.



We will deduct any partial withdrawal proportionally from each of your Investment Options based on the value in each, unless you direct otherwise. When you take a partial withdrawal, we deduct any applicable withdrawal charge as a percentage of the total amount withdrawn. We take any applicable withdrawal charge from the amount remaining in a Contract after we process the amount you request.


Without our prior approval, you may not make a partial withdrawal:


- for an amount less than $100 ($250 for Independence Variable Annuity contracts); or


-    if the remaining total value of your Contract would be less than $1,000.

If your "free withdrawal value" at any time is less than $100, you must withdraw that amount in full, in a single sum, before you make any other partial withdrawals. A partial withdrawal is not a loan and cannot be repaid. We reserve the right to terminate your Contract if the value of your Contract becomes zero.

Your request to surrender your Contract or to make a partial withdrawal becomes effective at the close of the Business Day in which we receive it, in proper form at the Annuities Service Center. Each Business Day ends at the close of regular trading for the day on the New York Stock Exchange. Usually this is 4:00 p.m., Eastern time. If we receive a request, in proper form, after the close of a Business Day, it will become effective at the end of the next Business Day.


You generally may not make any surrenders or partial withdrawals once we begin making payments under an Annuity Option.

Signature Guarantee Requirements for Surrenders and Partial Withdrawals


We may require that you obtain a signature guarantee on a surrender or partial withdrawal in the following circumstances:


          1. You are requesting that we mail the amount withdrawn to an alternate address; or

          2. You have changed your address within 30 days of the withdrawal request; or

          3. You are requesting a withdrawal in the amount of $100,000 or greater.

We must receive the original signature guarantee on your withdrawal request. We will not accept copies or facsimiles of a signature guarantee. You may obtain a signature guarantee at most banks, financial institutions or credit unions. A notarized signature is not the same as a signature guarantee and will not satisfy this requirement. There may be circumstances, of which we are not presently aware, in which we would not impose a signature guarantee on a surrender or partial withdrawal as described above.

Nursing Home Waiver of Withdrawal Charge Rider

(available on Independence 2000 Variable Annuity Contracts only)

If you own an Independence 2000 Contract and if permitted by your state, you may have a nursing home waiver of withdrawal charge benefit. Under this benefit, we will waive withdrawal charge on any withdrawals, provided all the following conditions apply:


- you become confined to a nursing home beginning at least 90 days after we issue your Contract and prior to the Contract's Maturity Date;



- you remain in the nursing home for at least 90 consecutive days and receive skilled nursing care;



- we receive your request for a withdrawal and adequate proof of confinement no later than 90 days after discharge from the facility;


-    your confinement is prescribed by a doctor and medically necessary.

This benefit was not available at application if:

-    you were older than 74 years at application; or

-    if you were confined to a nursing home within the past two years.

For a more complete description of the terms and conditions of this benefit, you should refer directly to your Contract.

Systematic Withdrawal Plan


Our optional systematic withdrawal plan enables you to preauthorize periodic withdrawals. If you elect this plan, we will withdraw a dollar amount from your Contract on a monthly, quarterly, semiannual, or annual basis, based upon your instructions. We will deduct the requested amount from each applicable Investment Option in the ratio that the value of each bears to the total value of your Contract. Each systematic withdrawal is subject to any withdrawal charge that would apply to an otherwise comparable non-systematic withdrawal. See "How will the value of my investment in the Contract change over time?" and "What fees and charges will be deducted from my Contract? ". The same tax consequences also generally will apply.


The following conditions apply to systematic withdrawal plans:


     in any one Contract Year, you may not withdraw more than 10% of the total value of your Contract at the beginning of the Contract Year;


-    the amount of each systematic withdrawal must equal at least $100;

- if the amount of each withdrawal drops below $100 or the total value of your Contract becomes less than $5,000, we will suspend the plan and notify you;

-    you may cancel the plan at any time; but

- you cannot elect this plan if you are participating in the dollar-cost averaging program.

We reserve the right to modify the terms or conditions of the plan at any time without prior notice.

Telephone Withdrawals


If you complete a separate authorization form, you may make requests to withdraw a portion of your Contract Value by telephone. We reserve the right to impose maximum withdrawal amount and procedural requirements regarding this privilege. For additional information regarding telephone procedures, see "Telephone and Facsimile Transactions" in this Prospectus.

WHAT HAPPENS IF THE ANNUITANT DIES BEFORE MY CONTRACT'S MATURITY DATE?

Guaranteed Minimum Death Benefit


INDEPENDENCE VARIABLE ANNUITY CONTRACTS:



If the Annuitant dies before your Contract's Maturity Date, we will pay a death benefit. If the death occurs before the Contract anniversary nearest the Annuitant's 75th birthday, we will pay the greater of:


-    the total value of your Contract, or

- the total amount of Purchase Payments made, minus any partial withdrawals and related withdrawal charges.

If the death occurs on or after the Contract anniversary nearest the Annuitant's 75th birthday, we will pay an amount equal to the total value of your Contract.





INDEPENDENCE PREFERRED VARIABLE ANNUITY CONTRACTS:



If the Annuitant dies before your Contract's Maturity Date, we will pay a death benefit that is the greatest of:



[ ]  the total value of your Contract, or



- the total amount of Purchase Payments made, minus any partial withdrawals and related withdrawal charges, or



- in states where permitted by law, the "highest total value" of your Contract as of any third interval anniversary of your Contract to date (preceding the anniversary nearest the Annuitant's 81st birthday), plus any Purchase Payments you have made since that anniversary, minus any withdrawals you have taken (and any related withdrawal charges) since that anniversary.



We calculate the "highest total value" as follows: On the third anniversary of your Contract (and every third anniversary thereafter until the anniversary closest to the Annuitant's 81st birthday), we compute the total value of your Contract adjusting for Purchase Payments and partial withdrawals since that anniversary. We compare that amount to the amounts described in the first two bullets. The greatest of these three amounts forms a minimum which may increase on subsequent third interval anniversaries with favorable investment performance and additional Purchase Payments but will never decrease unless partial withdrawals are taken.



INDEPENDENCE 2000 VARIABLE ANNUITY CONTRACTS:



If the Annuitant dies before your Contract's Maturity Date, we will pay a death benefit, that is the greatest of:


-    the total value of your Contract, or

- the total amount of Purchase Payments made, minus any partial withdrawals and related withdrawal charges, or


- in states where permitted, the highest total value of your Contract as of any "fifth interval anniversary" of your Contract to date, plus any Purchase Payments you have made since that anniversary, minus any withdrawals you have taken (and any related withdrawal charges) since that anniversary.



We calculate the "highest total value" as follows: On each "fifth interval anniversary" of your Contract, we compute the total value of your Contract adjusting for Purchase Payments and partial withdrawals since that anniversary. We compare that amount to the amounts described in the first two bullets. The greatest of these three amounts forms a minimum which may increase on subsequent fifth interval anniversaries with favorable investment performance and additional Purchase Payments but will never decrease unless partial withdrawals are taken.


To determine any "fifth interval anniversary" of your Contract, we count only those anniversaries that occur:

-    BEFORE we receive proof of the Annuitant's death, and

-    BEFORE the Annuitant attains age 81.


The initial "fifth interval anniversary" is the fifth anniversary of your Contract if the Annuitant is less than age 81 at that time. We calculate the death benefit as of the day we receive, at the John Hancock Annuity Service
Office:



-    proof of the Annuitant's death, and



-    the required instructions as to method of settlement.



ALL CONTRACTS:


Unless you have elected an optional method of settlement, we will pay the death benefit in a single sum to the Beneficiary you chose prior to the Annuitant's death. If you have not elected an optional method of settlement, the Beneficiary may do so. However, if the death benefit is less than $5,000, we will pay it in a lump sum, regardless of any election. You can find more information about optional methods of settlement under "Annuity options."

CAN I RETURN MY CONTRACT?

When you purchased your Contract you had the right to cancel your Contract within 10 days (or longer in some states) after the date you received it. If you decided to return your Contract you would have delivered or mailed it to John Hancock or to the John Hancock representative who delivered the Contract to you.


In most states, you would have received a refund equal to the total value of your Contract on the date of cancellation, increased by any charges for premium taxes deducted by us to that date. In some states, or if your Contract was issued as an "IRA," you would have received a refund of any Purchase Payments you had paid. The date of cancellation would have been the date we received the Contract.

        General Information about Us, the Separate Accounts and the Funds


THE COMPANIES


Your Contract was issued by either John Hancock Life Insurance Company or John Hancock Variable Life Insurance Company. Please refer to your Contract to determine which Company issued your Contract.


John Hancock Life Insurance Company ("JHLICO") and John Hancock Variable Life Insurance Company ("JHVLICO") are indirect wholly-owned subsidiaries of John Hancock Financial Services, Inc., who's ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries are collectively known as "Manulife Financial".



JHVLICO, is a stock life insurance company chartered in 1979 under Massachusetts law, with its home office at 197 Clarendon Street, Boston, Massachusetts 02117. JHVLICO also has an Annuities Service Center at 601 Congress Street, Boston, Massachusetts 02210-2805. JHVLICO is authorized to transact a life insurance and annuity business in all states other than New York and in the District of Columbia. JHVLICO is a wholly-owned subsidiary of JHLICO.



JHLICO (formerly known as John Hancock Mutual Life Insurance Company, and chartered in Massachusetts in 1862) is a Massachusetts stock life insurance company that "demutualized" and changed its name to John Hancock Life Insurance Company on February 1, 2000. As part of the demutualization process, JHLICO became a subsidiary of John Hancock Financial Services, Inc., a newly-formed publicly-traded corporation. In April 2004, John Hancock Financial Services, Inc. was merged with a subsidiary of MFC. The merger was effected pursuant to an Agreement and Plan of Merger dated as of September 28, 2003.. JHLICO's Home Office is at John Hancock Place, Boston, Massachusetts 02117. JHLICO also has an Annuities Service Center at 601 Congress Street, Boston, Massachusetts 02210-2805. JHLICO is authorized to transact a life insurance and annuity business in all states and the District of Columbia. As of December 31, 2004, JHLICO's assets were approximately $100 billion and JHLICO had invested approximately $1.9 billion in JHVLICO in connection with JHVLICO's organization and operation. It is anticipated that JHLICO will from time to time make additional capital contributions to JHVLICO to enable it to meet its reserve requirements and expenses in connection with its business. JHLICO is committed to make additional capital contributions if necessary to ensure that JHVLICO maintains a positive net worth.


JHLICO and JHVLICO have received the following financial ratings:

     A++ A.M. Best

     Superior companies have a very strong ability to meet their obligations; 1st category of 16

     AA+ Fitch

     Very strong capacity to meet policyholder and Contract obligations; 2nd category of 24

     AA+ Standard & Poor's

     Very strong financial security characteristics; 2nd category of 21

     Aa2 Moody's

     Excellent in financial strength; 3rd category of 21


These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned as a measure of JHLICO's and JHVLICO's ability to honor any guarantees provided by the Contract, but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any Separate Account or Fund.

THE SEPARATE ACCOUNTS



We use our Separate Accounts to support the Variable Investment Options you choose.



You do not invest directly in the Funds made available under the Contracts. When you direct or transfer money to a Variable Investment Option, we will purchase shares of a corresponding Fund through one of the following Separate Accounts, depending on the Contract you purchased: John Hancock Variable Annuity Account U, John Hancock Variable Annuity Account I, or John Hancock Variable Annuity Account V (Collectively, the "Separate Accounts"). Please refer to your Contract. We hold the Fund's shares in a "Sub-Account" (usually with a name similar to that of the corresponding Fund).



We established the above Separate Accounts under Massachusetts law. Each Separate Account's assets, including the Funds' shares, belong to the respective Company that established the Separate Account. Each Company's Contracts provide that amounts held in its Separate Account pursuant to the Contracts cannot be reached by any other persons who may have claims against that Company.



The income, gains and losses, whether or not realized, from assets of each Separate Account are credited to or charged against that Separate Account without regard to our other income, gains, or losses. Nevertheless, all obligations arising under the respective Company's Contracts are general corporate obligations of that Company. Assets of our Separate Accounts may not be charged with liabilities arising out of any of our other business.


We reserve the right, subject to compliance with applicable law, to add other Sub-Accounts, eliminate existing Sub-Accounts, combine Sub-Accounts or transfer assets in one Sub-Account to another Sub-Account that we, or an affiliated company, may establish. We will not eliminate existing Sub-Accounts or combine Sub-Accounts without the prior approval of the appropriate state or federal regulatory authorities.

The Separate Accounts are registered as unit investment trusts under the Investment Company Act of 1940 ("1940 Act"). Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account. If we determine that it would be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.


THE FUNDS



When you select a Variable Investment Option, we invest your money in a Sub-Account of our Separate Account and it invests in NAV shares of a corresponding Fund of John Hancock Trust.



THE FUNDS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Funds are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Funds also may be available through participation in certain qualified pension or retirement plans.



The Funds' investment advisers and managers (i.e., subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the Funds are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Fund described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE FUNDS HELD IN OUR SEPARATE ACCOUNT.



The table in the Fee Tables section of the Prospectus shows the investment management fees and other operating expenses for these Fund shares as a percentage (rounded to two decimal places) of each Fund's average daily net assets for 2005, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the Funds are not fixed or specified under the terms of the contracts and may vary from year to year. These fees and expenses differ for each Fund and reduce the investment return of each Fund. Therefore, they also indirectly reduce the return you will earn on any Variable Investment Options you select.



The John Hancock Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Trust's Funds. JHIMS LLC is our affiliate.



- If shares of a Fund are no longer available for investment or in our judgment investment in a Fund becomes inappropriate, we may eliminate the shares of a Fund and substitute shares of another Fund, or of another open-end registered investment company.

     A substitution may be made with respect to both existing investments and the investment of future Purchase Payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).



The Funds pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Funds. The amount of this compensation is based on a percentage of the assets of the Fund attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Fund to Fund and among classes of shares within a Fund. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a Fund's assets and paid for the services we or our affiliates provide to that Fund. In addition, compensation payments of up to 0.40% of assets may be made by a Fund's investment adviser or its affiliates. Any such payments do not, however, result in any charge to you in addition to what is shown in the Fee Table. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement.



You bear the investment risk of any Fund you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Funds that we make available under the Contracts. You can find a full description of each Fund, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Fund in the prospectus for that Fund. YOU CAN OBTAIN A COPY OF A FUND'S PROSPECTUS, WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.



                               JOHN HANCOCK TRUST



   (We show the Fund's manager (i.e. subadviser) in bold above the name of the
                                      Fund)



CAPITAL GUARDIAN TRUST COMPANY
   Overseas Equity Trust         Seeks long-term capital appreciation by
                                 investing, under normal market conditions, at
                                 least 80% of its assets in equity securities of
                                 companies outside the U.S. in a diversified mix
                                 of large established and medium-sized foreign
                                 companies located primarily in developed
                                 countries and, to a lesser extent, in emerging
                                 markets.

DECLARATION MANAGEMENT & RESEARCH LLC
   Active Bond Trust (1)         Seeks income and capital appreciation by
                                 investing at least 80% of its assets in a
                                 diversified mix of debt securities and
                                 instruments.

   Bond Index Trust B            Seeks to track the performance of the Lehman
                                 Brothers Aggregate Index (which represents the
                                 U.S. investment grade bond market) by
                                 investing, under normal market conditions, at
                                 least 80% of its assets in securities listed in
                                 the Lehman Index.

   Managed Trust (2)             Seeks income and long-term capital appreciation
                                 by investing primarily in a diversified mix of:
                                 (a) common stocks of large and mid sized U.S.
                                 companies, and (b) bonds with an overall
                                 intermediate term average maturity.

   Short-Term Bond Trust         Seeks income and capital appreciation by
                                 investing at least 80% of its assets in a
                                 diversified mix of debt securities and
                                 instruments.

DEUTSCHE ASSET MANAGEMENT, INC.
   Real Estate Securities        Seeks to achieve a combination of long-term
   Trust                         capital appreciation and current income by
                                 investing, under normal market conditions, at
                                 least 80% of its net assets (plus any
                                 borrowings for investment purposes) in equity
                                 securities of real estate investment trusts
                                 ("REITS") and real estate companies.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
   Managed Trust (2)             Seeks income and long-term capital appreciation
                                 by investing primarily in a diversified mix of:
                                 (a) common stocks of large and mid sized U.S.
                                 companies, and (b) bonds with an overall
                                 intermediate term average maturity.

INDEPENDENCE INVESTMENT LLC
   Growth and Income Trust       Seeks income and long-term capital appreciation
   (formerly, Growth &           by investing, under normal market conditions,
   Income II Trust)              primarily in a diversified mix of common stocks
                                 of large U.S. companies.

                               JOHN HANCOCK TRUST



   (We show the Fund's manager (i.e. subadviser) in bold above the name of the
                                      Fund)



JENNISON ASSOCIATES LLC
   Capital Appreciation Trust    Seeks long-term capital growth by investing at
                                 least 65% of its total assets in equity-related
                                 securities of companies that exceed $1 billion
                                 in market capitalization and that the
                                 subadviser believes have above-average growth
                                 prospects. These companies are generally
                                 medium-to-large capitalization companies.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED
   500 Index Trust B             Seeks to approximate the aggregate total return
                                 of a broad U.S. domestic equity market index
                                 investing, under normal market conditions, at
                                 least 80% of its net assets (plus any
                                 borrowings for investment purposes) in (a) the
                                 common stocks that are included in the S & P
                                 500 Index(3) and (b) securities (which may or
                                 may not be included in the S & P 500 Index)
                                 that MFC Global (U.S.A.) believes as a group
                                 will behave in a manner similar to the index.

   Money Market Trust B          Seeks to obtain maximum current income
                                 consistent with preservation of principal and
                                 liquidity by investing in high quality, U.S.
                                 Dollar denominated money market instruments.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   Global Bond Trust             Seeks to realize maximum total return,
                                 consistent with preservation of capital and
                                 prudent investment management by investing the
                                 portfolio's assets primarily in fixed income
                                 securities denominated in major foreign
                                 currencies, baskets of foreign currencies (such
                                 as the ECU), and the U.S. dollar.

SSGA FUNDS MANAGEMENT, INC.
   International Equity Index    Seeks to track the performance of a broad-based
   Trust B                       equity index of foreign companies primarily in
                                 developed countries and, to a lesser extent, in
                                 emerging market countries by investing, under
                                 normal market conditions, at least 80% of its
                                 assets in securities listed in the Morgan
                                 Stanley Capital International All Country World
                                 Excluding U.S. Index

T. ROWE PRICE ASSOCIATES, INC.
   Blue Chip Growth Trust        Seeks to achieve long-term growth of capital
                                 (current income is a secondary objective) by
                                 investing, under normal market conditions, at
                                 least 80% of the portfolio's total assets in
                                 the common stocks of large and medium-sized
                                 blue chip growth companies. Many of the stocks
                                 in the portfolio are expected to pay dividends.

   Equity-Income Trust           Seeks to provide substantial dividend income
                                 and also long-term capital appreciation by
                                 investing primarily in dividend-paying common
                                 stocks, particularly of established companies
                                 with favorable prospects for both increasing
                                 dividends and capital appreciation.

   Mid Value Trust               Seeks long-term capital appreciation by
                                 investing, under normal market conditions,
                                 primarily in a diversified mix of common stocks
                                 of mid size U.S. companies that are believed to
                                 be undervalued by various measures and offer
                                 good prospects for capital appreciation.

WELLINGTON MANAGEMENT COMPANY, LLP
   Mid Cap Stock Trust           Seeks long-term growth of capital by investing
                                 primarily in equity securities of mid-size
                                 companies with significant capital appreciation
                                 potential.

   Small Cap Growth Trust        Seeks long-term capital appreciation by
                                 investing, under normal market conditions,
                                 primarily in small-cap companies that are
                                 believed to offer above average potential for
                                 growth in revenues and earnings.

   Small Cap Value Trust         Seeks long-term capital appreciation by
                                 investing, under normal market conditions, at
                                 least 80% of its assets in small-cap companies
                                 that are believed to be undervalued by various
                                 measures and offer good prospects for capital
                                 appreciation.

WESTERN ASSET MANAGEMENT COMPANY

                               JOHN HANCOCK TRUST



   (We show the Fund's manager (i.e. subadviser) in bold above the name of the
                                      Fund)



   High Yield Trust              Seeks to realize an above-average total return
                                 over a market cycle of three to five years,
                                 consistent with reasonable risk, by investing
                                 primarily in high yield debt securities,
                                 including corporate bonds and other
                                 fixed-income securities.



1. The Active Bond Trust is subadvised by Declaration Management & Research LLC (65%) and Sovereign Asset Management LLC (35%)



2. The Managed Trust is subadvised by Grantham, Mayo, van Otterloo & Co. LLC (60%) and Declaration Management & Research LLC (40)%



3 "Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" are trademarks of The McGraw-Hill Companies, Inc. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by The McGraw-Hill Companies, Inc., nor does it make any representation regarding the advisability of investing in the Trust.





                             The Accumulation Period

Your Value in our Variable Investment Options

Each Purchase Payment or transfer that you allocate to a Variable Investment Option purchases accumulation units of that Variable Investment Option. Similarly, each withdrawal or transfer that you take from a Variable Investment Option (as well as certain charges that may be allocated to that option) result in a cancellation of such accumulation units.

Valuation of Accumulation Units

To determine the number of accumulation units that a specific transaction will purchase or cancel, we use the following formula:

                          dollar amount of transaction

                                   DIVIDED BY

          value of one accumulation unit for the applicable Variable Investment Option at the time of such transaction


The value of each accumulation unit will change daily depending upon the investment performance of the Fund that corresponds to that Variable Investment Option and certain charges we deduct from such Investment Option (see "Variable Investment Option valuation procedures").


Therefore, at any time prior to the Maturity Date, the total value of your Contract in a Variable Investment Option can be computed according to the following formula:

          number of accumulation units in the Variable Investment Options

                                      TIMES

          value of one accumulation unit for the applicable Variable Investment Option at that time

Your Value in the Fixed Investment Option

On any date, the total value of your Contract in the Fixed Investment Option equals:


- the amount of Purchase Payments or transferred amounts allocated to the Fixed Investment Option; MINUS



- the amount of any withdrawals or transfers paid out of the Fixed Investment Option; PLUS



- interest compounded daily on any amounts in the Fixed Investment Option at the effective annual rate of interest we have declared; MINUS


-    the amount of any charges and fees deducted from the Fixed Investment
     Option.


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

                               The Annuity Period

Maturity Date

Your Contract specifies the Maturity Date, when payments from one of our Annuity Options are scheduled to begin. You initially choose a Maturity Date when you complete your application for a Contract. Unless we otherwise permit, the Maturity Date must be:

     at least 6 months after the date the first Purchase Payment is applied to your Contract; and no later than the maximum age specified in your Contract.


Subject always to these requirements, you may subsequently change the Maturity Date. The John Hancock Annuity Servicing Office must receive your new selection at least 31 days prior to the new Maturity Date, however. Also, if you are selecting or changing your Maturity Date for a Contract issued under a tax-qualified plan, special limits apply (see "Contracts purchased for a tax-qualified plan,"). In the case of Independence Variable Annuity Contracts, if you purchased your Contract in Washington, you cannot change the Maturity Date.


Choosing Fixed or Variable Annuity Payments

During the annuity period, the total value of your Contract must be allocated to no more than four Investment Options. During the annuity period, we offer annuity payments on a fixed basis as one Investment Option, and annuity payments on a variable basis for EACH Variable Investment Option.

We will generally apply (1) amounts allocated to the Fixed Investment Option as of the Maturity Date to provide annuity payments on a fixed basis and (2) amounts allocated to Variable Investment Options to provide annuity payments on a variable basis. If you are using more than four Investment Options on the Maturity Date, we will divide your Contract's value among the four Investment Options with the largest values, pro-rata based on the amount of the total value of your Contract that you have in each.

Once annuity payments commence, you may not make transfers from fixed to variable or from variable to fixed.

Selecting an Annuity Option


Each Contract provides, at the time of its issuance, for annuity payments to commence on the Maturity Date pursuant to Option A: "Life Annuity with Payments for a Guaranteed Period" for a 10 year period on a fixed basis (discussed under "Annuity Options".)


Prior to the Maturity Date, you may select a different Annuity Option. However, if the total value of your Contract on the Maturity Date is less than $5,000, Option A - "Life Annuity with Payments for a Guaranteed Period" for the 10 year period will apply, regardless of any other election that you have made. You may not change the form of Annuity Option once payments commence.

If the initial monthly payment under an Annuity Option would be less than $50, we may make a single sum payment equal to the total Surrender Value of your Contract on the date the initial payment would be payable. Such single payment would replace all other benefits. Alternatively, if you agree, we will make payments at quarterly, semi-annual, or annual intervals in place of monthly payments.

Subject to that $50 minimum limitation, your Beneficiary may elect an Annuity Option if

-    you have not made an election prior to the Annuitant's death;

- the Beneficiary is entitled to payment of a death benefit of at least $5,000 in a single sum; and

- the Beneficiary notifies us of the election prior to the date the proceeds become payable.

If permitted by your Contract, you may also elect to have the Surrender Value of your Contract applied to an Annuity Option at the time of full surrender if your Contract has been outstanding for at least 6 months. If the total value of your Contract, at death or surrender, is less than $5,000, no Annuity Option will be available.

Variable Monthly Annuity Payments

We determine the amount of the first variable monthly payment under any Variable Investment Option by using the applicable annuity purchase rate for the Annuity Option under which the payment will be made. The Contract sets forth these annuity purchase rates. In most cases they vary by the age and gender of the Annuitant or other payee.

The amount of each subsequent Variable Annuity payment under that Variable Investment Option depends upon the investment performance of that Variable Investment Option.

Here's how it works:


- we calculate the actual net investment return of the Variable Investment Option (after deducting all charges) during the period between the dates for determining the current and immediately previous monthly payments;



- if that actual net investment return exceeds the "assumed investment rate" (explained below), the current monthly payment will be larger than the previous one;


- if the actual net investment return is less than the assumed investment rate, the current monthly payment will be smaller than the previous one.

Assumed Investment Rate

The assumed investment rate for any variable portion of your annuity payments will be 3 1/2% per year, except as follows.

You may elect an assumed investment rate of 5% or 6%, provided such a rate is available in your state. If you elect a higher assumed investment rate, your initial Variable Annuity payment will also be higher. Eventually, however, the monthly Variable Annuity payments may be smaller than if you had elected a lower assumed investment rate.

Fixed Monthly Annuity Payments


The dollar amount of each fixed monthly annuity payment is specified during the entire period of annuity payments, according to the provisions of the Annuity Option selected. To determine such dollar amount we first, in accordance with the procedures described above, calculate the amount to be applied to the Fixed Annuity Option as of the Maturity Date. We then subtract any applicable premium tax charge and divide the difference by $1,000. We then multiply the result by the greater of:


- the applicable Fixed Annuity purchase rate shown in the appropriate table in the Contract; or

- the rate we currently offer at the time of annuitization. (This current rate may be based on the sex of the Annuitant, unless prohibited by law.)

Annuity Options

Here are some of the Annuity Options that are available, subject to the terms and conditions described above. We reserve the right to make available optional methods of payment in addition to those Annuity Options listed here and in your Contract.

Two basic Annuity Options are available:

OPTION A - LIFE ANNUITY WITH PAYMENTS FOR A GUARANTEED PERIOD. We will make monthly payments for a guaranteed period of 5, 10, or 20 years, as selected by you or your Beneficiary, and after such period for as long as the payee lives. If the payee dies prior to the end of such guaranteed period, we will continue payments for the remainder of the Fixed Investment Option to a contingent payee, subject to the terms of any supplemental agreement issued.

Federal income tax requirements currently applicable to Contracts used with H.R. 10 plans and individual retirement annuities provide that the period of years guaranteed under Option A cannot be any greater than the joint life expectancies of the payee and his or her designated Beneficiary.

OPTION B - LIFE ANNUITY WITHOUT FURTHER PAYMENT ON DEATH OF PAYEE. We will make monthly payments to the payee as long as he or she lives. We guarantee no minimum number of payments.

For Independence Preferred Variable Annuity and Independence 2000 Variable Annuity Contracts:

If the payee is more than 85 years old on the Maturity Date, the following two options are not available:


- Option A: "Life Annuity with Payments for a Guaranteed Period" for the 5 year period; and



-    Option B: "Life Annuity without Further Payment on the Death of Payee".


                 Variable Investment Option Valuation Procedures


We compute the net investment return and accumulation unit values for each Variable Investment Option as of the end of each Business Day. Each Business Day ends at the close of regular trading for the day on the New York Stock
Exchange. Usually this is 4:00 p.m., Eastern time. On any date other than a Business Day, the accumulation unit value or Annuity Unit value will be the same as the value at the close of the next following Business Day.


               Distribution Requirements Following Death of Owner

If you did not purchase your Contract under a tax-qualified plan (as that term is used below), the Code requires that the following distribution provisions apply if you die. In most cases, these provisions do not cause a problem if you are also the Annuitant under your Contract. If you have designated someone other than yourself as the Annuitant, however, your heirs will have less discretion than you would have had in determining when and how the Contract's value would be paid out.


The Code imposes very similar distribution requirements on Contracts used to Fund tax- Qualified Plans. We provide the required provisions for tax- Qualified Plans in separate disclosures and endorsements.



Notice of the death of an Owner or Annuitant should be furnished promptly to the John Hancock Annuities Service Center.


If you die before annuity payments have begun:


- if the Contract's designated Beneficiary is your surviving spouse, your spouse may continue the Contract in force as the Owner;


- if the Beneficiary is not your surviving spouse OR if the Beneficiary is your surviving spouse but chooses not to continue the Contract, the "entire interest" (as discussed below) in the Contract on the date of your death must be:


     (1)  paid out in full within five years of your death; or


     (2) applied in full towards the purchase of a life annuity on the Beneficiary with payments commencing within one year of your death.

If you are the last surviving Annuitant, as well as the Owner, the entire interest in the Contract on the date of your death equals the death benefit that then becomes payable. If you are the Owner but not the last surviving Annuitant, the entire interest equals:


-    the Surrender Value if paid out in full within five years of your death; or


- the total value of your Contract applied in full towards the purchase of a life annuity on the Beneficiary with payments commencing within one year of your death.

If you die on or after annuity payments have begun:

- any remaining amount that we owe must be paid out at least as rapidly as under the method of making annuity payments that is then in use.

                            Miscellaneous Provisions

Assignment; Change of Owner or Beneficiary

To qualify for favorable tax treatment, certain Contracts can't be sold; assigned; discounted; or pledged as collateral for a loan, as security for the performance of an obligation, or for any other purpose, unless the Owner is a trustee under section 401(a) of the Internal Revenue Code.

Subject to these limits, while the Annuitant is alive, you may designate someone else as the Owner by written notice to the John Hancock Annuity Servicing Office. The Contract designates the person you choose as Beneficiary. You may change the Beneficiary by written notice no later than receipt of due proof of the death of the Annuitant. Changes of Owner or Beneficiary will take effect whether or not you or the Annuitant is then alive. However, these changes are subject to:


-    the rights of any assignees of record;



-    any action taken prior to receipt of the notice; and


-    certain other conditions.


An assignment, pledge, or other transfer may be a taxable event (see "Federal Tax Matters"). Therefore, you should consult a competent tax adviser before taking any such action.


WHO SHOULD HAVE PURCHASED THE CONTRACTS?


We designed these Contracts for individuals doing their own retirement planning, including purchases under plans and trusts that do not qualify for special tax treatment under the Code. We also offered the Contracts for purchase under:


- traditional individual retirement annuity plans ("traditional IRAs") satisfying the requirements of Section 408 of the Code;

-    non-deductible IRA plans ("Roth IRAs") satisfying the requirements of
     Section 408A of the Code;

-    SIMPLE IRA plans adopted under Section 408(p) of the Code;

- Simplified Employee Pension plans ("SEPs") adopted under Section 408(k) of the Code; and

- annuity purchase plans adopted under Section 403(b) of the Code by public school systems and certain other tax-exempt organizations.

The Contracts described in this Prospectus are no longer offered. We did not offer the Contracts to every type of tax-qualified plan, and reserved the right to not offer the Contracts for all types of tax Qualified Plans in the future. In addition, we reserved the right, in certain circumstances to make the Contracts available for purchase under deferred compensation plans maintained by a state or political subdivision or tax exempt organization under Section 457 of the Code or by pension or profit-sharing plans qualified under section 401(a) of the Code. We provide general federal income tax information for Contracts purchased in connection with tax qualified retirement plans under "Federal Tax Matters".



When a Contract forms part of a tax-qualified plan it becomes subject to special tax law requirements, as well as the terms of the plan documents themselves, if any. Additional requirements may apply to plans that cover a "self-employed individual" or an "Owner- employee". Also, in some cases, certain requirements under "ERISA" (the Employee Retirement Income Security Act of 1974) may apply. Requirements from any of these sources may, in effect, take precedence over (and in that sense modify) the rights and privileges that an Owner otherwise would have under a Contract. Some such requirements may also apply to certain retirement plans that are not tax-qualified.


We may include certain requirements from the above sources in endorsements or riders to the affected Contracts. In other cases, we do not. In no event, however, do we undertake to assure a Contract's compliance with all plan, tax law, and ERISA requirements applicable to a tax-qualified or non tax-qualified retirement plan. Therefore, if you use or plan to use a Contract in connection with such a plan, you must consult with competent legal and tax advisers to ensure that you know of (and comply with) all such requirements that apply in your circumstances.


To accommodate "employer-related" pension and profit-sharing plans, we provide "unisex" purchase rates. That means the annuity purchase rates are the same for males and females. Any questions you have as to whether you are participating in an "employer-related" pension or profit-sharing plan should be directed to your employer. Any question you or your employer have about unisex rates may be directed to the John Hancock Annuities Service Center.

                               Federal Tax Matters

INTRODUCTION


The following discussion of the Federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.


This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS


We are taxed as a life insurance company. Because the operations of the Separate Account are a part of, and are taxed with, our operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, we are not taxed on the investment income and capital gains of the Separate Account, but the operations of the Separate Account may reduce our Federal income taxes. For example, we may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by the Funds. Our use of these tax credits and deductions will not adversely affect or benefit the Separate Account. We do not anticipate that we will be taxed on the income and gains of the Separate Account in the future, but if we are, we may impose a corresponding charge against the Separate Account.


The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or the Separate Account. Currently, we do not anticipate making a charge of such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

NON-QUALIFIED CONTRACTS

(Contracts Not Purchased to Fund a Qualified Plan)

Undistributed Gains


Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in your Contract until we actually distribute assets to you.



However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person.


Taxation of Annuity Payments

When we make payments under a Contract in the form of an annuity, normally a portion of each annuity payment is taxable as ordinary income. The taxable portion of an annuity payment is equal to the excess of the payment over the exclusion amount.


In the case of variable annuity payments, the exclusion amount is the investment in the Contract when payments begin to be made divided by the number of payments expected to be made (taking into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of Fixed Annuity payments, the exclusion amount is based on the investment in the Contract and the total expected value of Fixed Annuity payments for the term of the Contract (determined under IRS regulations). In general, your investment in the Contract equals the aggregate amount of premium payments you have made over the life of the Contract, reduced by any amounts previously distributed from the Contract that were not subject to tax. A simplified method of determining the taxable portion of annuity benefit payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.



Once you have recovered your total investment in the Contract tax-free, further annuity payments will be fully taxable. If annuity payments cease because the Annuitant dies before all of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction on the Annuitant's last tax return or, if there is a beneficiary entitled to receive further payments, will be distributed to the beneficiary as described more fully below under "Taxation of Death Benefit Proceeds."

Surrenders, Withdrawals and Death Benefits


When we make a single sum payment from your Contract, you have ordinary taxable income to the extent the payment exceeds your investment in the Contract (discussed above). Such a single sum payment can occur, for example, if you surrender your Contract before the Maturity Date or if no extended payment option is selected for a death benefit payment.



When you take a partial withdrawal from a Contract before the Maturity Date, including a payment under a systematic withdrawal plan or guaranteed withdrawal benefit, all or part of the payment may constitute taxable ordinary income to you. If, on the date of withdrawal, the total value of your Contract exceeds the investment in the Contract, the excess will be considered gain and the withdrawal will be taxable as ordinary income up to the amount of such gain. Taxable withdrawals may also be subject to a penalty tax for premature withdrawals as explained below. When only the investment in the Contract remains, any subsequent withdrawal made before the Maturity Date will be a tax-free return of investment. If you assign or pledge any part of your Contract's value, the value so pledged or assigned is taxed the same way as if it were a partial withdrawal.



For purposes of determining the amount of taxable income resulting from a single sum payment or a partial withdrawal, all annuity contracts issued by us or our affiliates to the Owner within the same calendar year will be treated as if they were a single contract.



As mentioned above, amounts received in a partial withdrawal are taxable to the extent that the Contract Value exceeds the investment in the Contract. There is some uncertainty regarding the effect a Fixed Investment Option's market value adjustment might have on the amount treated as "Contract Value" for this purpose. As a result, the taxable portion of amounts received in a partial withdrawal could be greater or less depending on how the market value adjustment is treated.


There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

Taxation of Death Benefit Proceeds

All or part of any death benefit proceeds may constitute a taxable payout of earnings. A death benefit payment generally results in taxable ordinary income to the extent such payment exceeds your investment in the Contract.

Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. During the Accumulation Period, death benefit proceeds are includible in income as follows:


- if distributed in a single sum payment under our current administrative procedures, they are taxed in the same manner as a full withdrawal, as described above; or



- if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above; or



- If distributed as a series of withdrawals over the Beneficiary's life expectancy, they are taxable to the extent the Contract Value exceeds the investment in the Contract.


After a Contract matures and annuity payments begin, if the Contract guarantees payments for a stated period and the Owner dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in the Beneficiary's income as follows:


- if received in a single sum under our current administrative procedures, they are includible in income to the extent that they exceed the unrecovered investment in the Contract at that time; or


- if distributed in accordance with the existing Annuity Option selected, they are fully excludable from income until the remaining investment in the Contract has been recovered, and all annuity benefit payments thereafter are fully includible in income.

Penalty Tax on Premature Distributions

There is a 10% IRS penalty tax on the taxable portion of any payment from a Non-Qualified Contract. Exceptions to this penalty tax include distributions:

-    received on or after the date on which the Contract Owner reaches age 59
     1/2;

- attributable to the Contract Owner becoming disabled (as defined in the tax law);

- made to a Beneficiary on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary Annuitant;

- made as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated individual Beneficiary;


-    made under a single-premium immediate annuity contract; or


- made with respect to certain annuities issued in connection with structured settlement agreements.

Puerto Rico Non-Qualified Contracts


Distributions from Puerto Rico annuity contracts issued by us are subject to federal income taxation, withholding and reporting requirements as well as Puerto Rico tax laws. Both jurisdictions impose a tax on distributions. Under federal requirements, distributions are deemed to be income first. Under the Puerto Rico tax laws, however, distributions from a Contract not purchased to fund a Qualified Plan ("Non-Qualified Contract") are treated as a non-taxable return of principal until the principal is fully recovered. Thereafter, all distributions under a Non-Qualified Contact are fully taxable. Puerto Rico does not currently impose an early withdrawal penalty tax. The Internal Revenue Code, however, does impose such a penalty and bases it on the amount that is taxable under federal rules.



Distributions under a Non-Qualified Contract after annuitization are treated as part taxable income and part non-taxable return of principal. The amount excluded from gross income after annuitization under Puerto Rico tax law is equal to the amount of the distribution in excess of 3% of the total Purchase Payments paid, until an amount equal to the total Purchase Payments paid has been excluded. Thereafter, the entire distribution from a Non-Qualified Contract is included in gross income. For federal income tax purposes, however, the portion of each annuity payment that is subject to tax is computed on the basis of investment in the Contract and the Annuitant's life expectancy. Generally Puerto Rico does not require income tax to be withheld from distributions of income. Although Puerto Rico allows a credit against its income tax for taxes paid to the federal government, you may not be able to use the credit fully. If you are a resident of Puerto Rico, you should consult a tax adviser before purchasing an annuity contract.


Diversification Requirements


Your Contract will not qualify for the tax benefits of an annuity contract unless the Separate Account follows certain rules requiring diversification of investments underlying the Contract. In addition, the rules require that the Contract Owner not have "investment control" over the underlying assets.



In certain circumstances, the Owner of a variable annuity contract may be considered the Owner, for federal income tax purposes, of the assets of the Separate Account used to support the Contract. In those circumstances, income and gains from the Separate Account assets would be includible in the Contract Owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable Contract Owner will be considered the Owner of Separate Account assets if the Contract Owner possesses incidents of Ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty sub-accounts.



The ownership rights under your Contract are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that contract owners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and Contract Values than was the case in those rulings, it is possible that you would be treated as the Owner of your Contract's proportionate share of the assets of the Separate Account.



We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that an underlying Fund will be able to operate as currently described in its prospectus, or that a Fund will not have to change any of its investment objectives or policies. We have reserved the right to modify your Contract if we believe doing so will prevent you from being considered the owner of your Contract's proportionate share of the assets of the Separate Account, but we are under no obligation to do so.


QUALIFIED CONTRACTS

(Contracts Purchased for a Qualified Plan)


The Contracts are also available for use in connection with certain types of retirement plans, including IRAs, which receive favorable treatment under the Code ("Qualified Plans"). Numerous special tax rules apply to the participants in Qualified Plans and to the Contracts used in connection with these plans. We provide a brief description of types of Qualified Plans in Appendix C of this Prospectus, but make no attempt to provide more than general information about use of the Contracts with the various types of Qualified Plans in this Prospectus. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult a tax adviser.



We have no responsibility for determining whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular employee is eligible for inclusion under a plan. In general, the Code imposes limitations on the amount of annual compensation that can be contributed into a Qualified Plan, and contains rules to limit the amount you can contribute to all of your Qualified Plans. Trustees and administrators of Qualified Plans may, however, generally invest and reinvest existing plan assets without regard to such Code imposed limitations on contributions. Certain distributions from Qualified Plans may be transferred directly to another plan, unless funds are added from other sources, without regard to such limitations.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity benefit payments under certain Qualified Contracts, there may be no "investment in the Contract" and the total amount received may be taxable. Also, loans from Qualified Contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising your loan privileges.) Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution are limited under Qualified Plans.


Under the tax rules, the Owner and the Annuitant may not be different individuals if a Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.



Special minimum distribution requirements govern the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit may affect the amount of the required minimum distributions that must be made under the Contract. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain Qualified Plans, including IRAs, after the Owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult your tax adviser.


Penalty Tax on Premature Distributions


There is also a 10% IRS penalty tax on the taxable amount of any payment from certain Qualified Contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a SIMPLE retirement account during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an Individual Retirement Annuity or an IRA, including a SIMPLE IRA, the penalty tax does not apply to a payment:


-    received on or after the date on which the Contract Owner reaches age 59
     1/2;

- received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or


- made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).



These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax adviser.


When we issue a Contract in connection with a Qualified Plan, we will amend it as necessary to conform to the requirements of the plan. However, your rights to any benefits under the plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contracts. We will not be bound by terms and conditions of Qualified Plans to the extent those terms and conditions contradict a Contract, unless we consent.

Tax-Free Rollovers

If permitted under your plan, you may make a tax-free rollover from:


-    a traditional IRA to another traditional IRA;



- a traditional IRA to another Qualified Plan, including a Section 403(b) plan;

- any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax-exempt organization) to a traditional IRA;



- any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax exempt organization) to another Qualified Plan, including a roll-over of amounts from your prior plan derived from your "after-tax" contributions from "involuntary" distributions;



- a Section 457 deferred compensation plan maintained by a tax-exempt organization to another Section 457 deferred compensation plan maintained by a tax-exempt organization (by means of a direct trustee-to-trustee transfer only); and



- a traditional IRA to a Roth IRA, subject to special withholding restrictions discussed below.


In addition, if your spouse survives you, he or she is permitted to rollover your tax-qualified retirement account to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse's plan.


WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS. If a Contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, or a governmental deferred compensation plan described in Section 457(b) of the Code, any eligible rollover distribution from the Contract will be subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals.



Federal income tax of 20% will be withheld from an eligible rollover distribution. The withholding is mandatory, and you cannot elect to have it not apply. This 20% withholding will not apply, however, if instead of receiving the eligible rollover distribution, you choose to have it directly transferred to a Qualified Plan. Before you receive an eligible rollover distribution, we will provide a notice explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.


Loans


A loan privilege is available only to Owners of Contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of the Employee Retirement Income Security Act of 1974 (ERISA). The rules governing the availability of loans, including the maximum Loan Amount, are prescribed in the Code, IRS regulations, and our procedures in effect at the time a loan is made. Because the rules governing loans under section 403(b) Contracts are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply.



Federal tax law generally requires loans to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of a plan participant), with repayments made at least quarterly and in level payments over the term of the loan. Interest will be charged on your Loan Amount. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.



The amount of any Unpaid Loans will be deducted from the death benefit otherwise payable under the Contract. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the Investment Accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable.


Puerto Rico Contracts Issued to Fund Retirement Plans


The tax laws of Puerto Rico vary significantly from the provisions of the Internal Revenue Code of the United States that are applicable to various Qualified Plans. Although we may offer variable annuity contracts in Puerto Rico in connection with Puerto Rican "tax qualified" retirement plans, the text of this Prospectus addresses federal tax law only and is inapplicable to the tax laws of Puerto Rico.


SEE YOUR OWN TAX ADVISER

The foregoing description of Federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax adviser.

                             Performance Information

We may advertise total return information about investments made in the Variable Investment Options. We refer to this information as "Separate Account level" performance. In our Separate Account level advertisements, we usually calculate total return for 1, 5, and 10 year periods or since the beginning of the applicable Variable Investment Option.

Total return at the Separate Account level is the percentage change between:


the value of a hypothetical investment in a Variable Investment Option at the beginning of the relevant period, and the value at the end of such period.


At the Separate Account level, total return reflects adjustments for:


-    the mortality and expense risk charges;



-    the administrative charge;



-    the annual Contract fee; and


- any withdrawal charge payable if the Owner surrenders his Contract at the end of the relevant period.

Total return at the Separate Account level does not, however, reflect any premium tax charges. Total return at the Separate Account level will be lower than that at the Fund level where comparable charges are not deducted.

We may also advertise total return in a non-standard format in conjunction with the standard format described above. The non-standard format is generally the same as the standard format, except that it will not reflect any applicable withdrawal charge or annual Contract fee and it may include additional durations.

We may advertise "current yield" and "effective yield" for investments in the Money Market Investment Option. Current yield refers to the income earned on your investment in the Money Market Investment Option over a 7-day period an then annualized. In other words, the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment.

Effective yield is calculated in a similar manner but, when annualized, the income earned by your investment is assumed to be reinvested and thus compounded over the 52-week period. Effective yield will be slightly higher than current yield because of this compounding effect of reinvestment.

Current yield and effective yield reflect all the recurring charges at the Separate Account level, but will not reflect any premium tax or any withdrawal charge.

                                     Reports

At least semi-annually, we will send you (1) a report showing the number and value of the accumulation units in your Contract and (2) the financial statements of the Funds.

                                Voting Privileges

At meetings of the Fund's shareholders, we will generally vote all the shares of each Fund that we hold in an Separate Account in accordance with instructions we receive from the Owners of Contracts that participate in the corresponding Variable Investment Option.

                                 Certain Changes

Changes to the Separate Account

We reserve the right, subject to applicable law, including any required shareholder approval,


- to transfer assets that we determine to be your assets from the Separate Accounts to another Separate Account or Investment Option by withdrawing the same percentage of each investment in the Separate Accounts with proper adjustments to avoid odd lots and fractions;

-    to add or delete Variable Investment Options;



-    to change the underlying investment vehicles;



-    to operate each Separate Account in any form permitted by law; and


- to terminate each Separate Account's registration under the 1940 Act, if such registration should no longer be legally required.

Unless otherwise required under applicable laws and regulations, notice to or approval of Owners will not be necessary for us to make such changes.

Variations in Charges or Rates for Eligible Classes

We may allow a reduction in or the elimination of any Contract charges, or an increase in a credited interest rate for a Fixed Investment Option. The affected Contracts would involve sales to groups or classes of individuals under special circumstances that we expect to result in a reduction in our expenses associated with the sale or maintenance of the Contracts, or that we expect to result in mortality or other risks that are different from those normally associated with the Contracts.

The entitlement to such variation in charges or rates will be determined by us based upon such factors as the following:


-    the size of the initial Purchase Payment;



-    the size of the group or class;



- the total amount of Purchase Payments expected to be received from the group or class and the manner in which the Purchase Payments are remitted;



- the nature of the group or class for which the Contracts are being purchased and the persistency expected from that group or class as well as the mortality or morbidity risks associated with that group or class;



- the purpose for which the Contracts are being purchased and whether that purpose makes it likely that the costs and expenses will be reduced; or


- the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class.

We will make any reduction in charges or increase in initial guarantee rates according to our rules in effect at the time an application for a Contract is approved. We reserve the right to change these rules from time to time. Any variation in charges or rates will reflect differences in costs and services, will apply uniformly to all prospective Contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any Owner. Any variation in charges or fees will reflect differences in costs and services, will apply uniformly to all prospective Contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any Owner.



DISTRIBUTION OF CONTRACTS

John Hancock Distributors, Inc. formerly Signator Investors, Inc. ("Signator"), acts as principal distributor of the Contracts sold through this Prospectus. Signator is registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Its address is 197 Clarendon Street, Boston, Massachusetts 02116. Signator is a subsidiary of John Hancock.

You may have purchased a Contract either through Signator's registered representatives or through other broker-dealers whose representatives are authorized by applicable law to sell annuity products. We do not expect the compensation to such broker-dealers to exceed 6.0% for Independence and Independence Preferred Contracts or 8.0% for Independence 2000 Contracts of Purchase Payments (on a present value basis). For limited periods of time, we may pay additional compensation to broker-dealers as part of special sales promotions. Signator compensates its registered representatives for sales of the Contracts on a commission and service fee basis. We, in turn, reimburse Signator for direct and indirect expenses actually incurred in connection with the marketing and sales of these Contracts. We offered these Contracts on a continuous basis, but neither John Hancock nor Signator was obligated to sell any particular amount of Contracts.

We or our affiliates may provide compensation to broker-dealers for providing on-going service in relation to contracts that have already been purchased. The amount and timing of compensation we or our affiliates may provide may vary, but total compensation paid to broker-dealers with respect to the Contracts is not expected to exceed the amount of compensation for distribution of the Contracts, as described in this Prospectus.

Signator representatives may receive additional cash or non-cash incentives (including expenses for conference or seminar trips and certain gifts) in connection with the sale of Contracts issued by us. From time to time, Signator, at its expense, may also provide significant additional amounts to broker dealers or other financial services firms which sell or arrange for the sale of the Contracts. Such compensation may include, for example, financial assistance to financial services firms in connection with their conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contracts and/or other events or activities sponsored by the financial services firms. As a consequence of such additional compensation, representatives and financial services firms, including but not limited to Signator and its representatives, may be motivated to sell our Contracts instead of Contracts issued by other insurance companies.

Experts



The consolidated financial statements of John Hancock Life Insurance Company at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, and the financial statements of John Hancock Life Insurance Company Variable Annuity Account U at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.



The consolidated financial statements of John Hancock Life Insurance Company at December 31, 2005and 2004 and for each of the three years in the period ended December 31, 2005, and the financial statements of John Hancock Life Insurance Company Variable Annuity Account V at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.



The financial statements of John Hancock Variable Life Insurance Company at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, and the financial statements of John Hancock Variable Account I at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

              APPENDIX A - Example of Withdrawal Charge Calculation


Assume the Following Facts:

On January 1, 1997, you make a $5,000 initial Purchase Payment and we issue you a Contract.

On January 1, 1998, you make a $1,000 Purchase Payment

On January 1, 1999, you make a $1,000 Purchase Payment.

On January 1, 2000, the total value of your Contract is $9,000 because of good investment earnings.

Now assume you make a partial withdrawal of $6,000 (no tax withholding) on January 2, 2000. In this case, assuming no prior withdrawals, we would deduct a CDSL of $399.89. We withdraw a total of $6,399.89 from your Contract.

     $6,000.00 -- withdrawal request payable to you
     +  399.89 -- withdrawal charge payable to us
     $6,399.89 -- total amount withdrawn from your Contract

HERE IS HOW WE DETERMINE THE WITHDRAWAL CHARGE:

(1) We first reduce your $5,000 INITIAL PURCHASE PAYMENT by the three annual $30 Contract fees we assessed on January 1, 1998, 1999, and 2000. We withdraw the remaining $4,910 from your Contract.

     $5,000
     -   30 -- 1998 Contract fee payable to us
     -   30 -- 1999 Contract fee payable to us
     -   30 -- 2000 Contract fee payable to us
     $4,910 -- amount of your initial Purchase Payment we would consider to be withdrawn

Under the free withdrawal provision, we deduct 10% of the total value of your Contract at the beginning of the Contract Year, or $900 (.10 x $9,000). We pay the $900 to you as part of your withdrawal request, and we assess a withdrawal charge on the remaining balance of $4,010. Because you made the initial Purchase Payment 3 years ago, the withdrawal charge percentage is 7%. We deduct the resulting $280.70 from your Contract to cover the withdrawal charge on your initial Purchase Payment. We pay the remainder of $3,729.30 to you as a part of your withdrawal request.

     $4,910.00
     -  900.00 -- free withdrawal amount (payable to you)
     $4,010.00
     x     .07
     $ 280.70 -- withdrawal charge on initial Purchase Payment (payable to us) $4,010.00
     -  280.70
     $3,729.30 -- part of withdrawal request payable to you

(2) We NEXT deem the entire amount of your 1998 PURCHASE PAYMENT to be withdrawn and we assess a withdrawal charge on that $1,000 amount. Because you made this Purchase Payment 2 years ago, the withdrawal charge percentage is 8%. We deduct the resulting $80 from your Contract to cover the withdrawal charge on your 1998 Purchase Payment. We pay the remainder of $920 to you as a part of your withdrawal request.

      1,000


     x  .08
     $   80 -- withdrawal charge on 1998 Purchase Payment (payable to us)

     $1,000
     -   80
     $  920 -- part of withdrawal request payable to you

(3) We NEXT determine what additional amount we need to withdraw to provide you with the total $6,000 you requested, after the deduction of the withdrawal charge on that additional amount. We have already allocated $900 from the free withdrawal amount, $3,729.30 from your initial Purchase Payment, and $920 from your 1998 Purchase Payment. Therefore, $450.70 is needed to reach $6,000.

     $6,000.00 -- total withdrawal amount requested
     -  900.00 -- free withdrawal amount
     -3,729.30 -- payment deemed from initial Purchase Payment
     -  920.00 -- payment deemed from 1998 Purchase Payment
     $  450.70 -- additional payment to you needed to reach $6,000

We know that the withdrawal charge percentage for this remaining amount is 8%, because you are already deemed to have withdrawn all Purchase Payments you paid prior to 1999. We use the following formula to determine how much more we need to withdraw:

Remainder due to you = Withdrawal needed - [applicable withdrawal charge percentage times withdrawal needed]

     $    450.70 =  x - [.08x]
     $    450.70 =  . 92x
     $450.70/.92 =  x
     $    489.89 =  x

     $    489.89 -- deemed withdrawn from 1999 Purchase Payment
     $    450.70 -- part of withdrawal request payable to you
     $     39.19 -- withdrawal  charge on 1999 Purchase Payment deemed withdrawn
                    (payable to us)

     $    280.70 -- withdrawal charge on the INITIAL PURCHASE PAYMENT
     $     80.00 -- withdrawal charge on the 1998 PURCHASE PAYMENT
     $     39.19 -- withdrawal charge on the 1999 PURCHASE PAYMENT
     $    399.89 -- Total withdrawal charge

                        APPENDIX B: Qualified Plan Types

TRADITIONAL IRAS

Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or IRA (sometimes referred to as a traditional IRA to distinguish it from the Roth IRA discussed below). IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an Education IRA under Section 530 of the Code.

The Contract may be issued with a death benefit. The presence of this benefit may increase the amount of any required minimum distributions for IRAs and other Contracts subject to the required minimum distribution rules.

Distributions

In general, all amounts paid out from a traditional IRA contract (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income. As in the case of a Contract not purchased under a Qualified Plan, you may incur additional adverse tax consequences if you make a surrender or withdrawal before you reach age 59 1/2 (unless certain exceptions apply as specified in Code section 72(t)). If you have made any non-deductible contributions to an IRA contract, all or part of any withdrawal or surrender proceeds, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the proceeds.

The tax law requires that annuity payments under a traditional IRA contract begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age and the value of the Contract, taking into account both the account balance and, in 2006 and subsequent years, the actuarial present value of other benefits provided under the Contract.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain respects.

Among the differences are that contributions to a Roth IRA are not deductible and qualified distributions from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

-    made after the Owner attains age 59 1/2;

-    made after the Owner's death;

-    attributable to the Owner being disabled; or

- a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code.

In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a non-Roth IRA. A Roth IRA, however, may not accept rollover contributions from other Qualified Plans, except (and only to the extent) that you can attribute designated Roth contributions to the rollover.

If the Contract is issued with certain death benefits, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which include Roth IRAs) and other Contracts subject to the minimum distribution rules. Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA. If you intend to use the Contract in connection with a Roth IRA, you should seek independent tax advice.

Conversion to a Roth IRA

You can convert a traditional IRA to a Roth IRA, unless:

-    you have adjusted gross income over $100,000; or

-    you are a married taxpayer filing a separate return.

The Roth IRA annual contribution limit does not apply to converted amounts.

You must, however, pay tax on any portion of the converted amount that would have been taxed if you had not converted to a Roth IRA. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA. Please note that the amount deemed to be the "converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA.

SIMPLE IRA PLANS

In general, under Section 408(p) of the Code a small business employer may establish a SIMPLE IRA retirement plan if the employer employed 100 or fewer employees earning at least $5,000 during the preceding year. Under a SIMPLE IRA plan both employees and the employer make deductible contributions. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. If the Contract is issued with certain death benefits, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SIMPLE IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SIMPLE IRA retirement plan, and rules on taxation of distributions from a SIMPLE retirement plan, are generally the same as those discussed above for distributions from a traditional IRA. Employers intending to use the Contract in connection with such plans should seek independent tax advice.

SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS)

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. If the Contract is issued with certain death benefits, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SEP-IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SEP-IRA, and rules on taxation of distributions from a SEP-IRA, are generally the same as those discussed above for distributions from a traditional IRA.

TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the Purchase Payments from gross income for tax purposes. These Contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the Contracts for such purposes should seek competent advice as to eligibility, limitations on Purchase Payments, and other tax consequences. In particular, purchasers should note that the Contract provides death benefit options that may exceed both aggregate Purchase Payments and Contract Value under the incidental death benefit rules. It is possible that the death benefit could result in currently taxable income to the Owner. There also are limits on the amount of incidental benefits that may be provided under a tax-sheltered annuity. If a Contract is issued with a death benefit, the presence of these benefits may increase the amount of any required minimum distributions that must be made.

Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

- contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

-    earnings on those contributions; and

- earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of 1988.

These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a
Section 403(b)(7) custodial account.)

PENSION AND PROFIT SHARING PLANS QUALIFIED UNDER SECTION 401(A)

In general, an employer may deduct from its taxable income premium payments it makes under a qualified pension or profit-sharing plan described in Section 401(a) of the Code. Employees participating in the plan generally do not have to pay tax on such contributions when made. Special requirements apply if a 401(a) plan covers an employee classified under the Code as a "self-employed individual" or as an "Owner-employee".

Annuity payments (or other payments, such as upon withdrawal, death or surrender) generally constitute taxable income to the payee; and the payee must pay income tax on the amount by which a payment exceeds its allocable share of the employee's "investment in the Contract" (as defined in the Code), if any. In general, an employee's "investment in the Contract" equals the aggregate amount of after tax premium payments made by the employee.

Minimum distributions to the employee under an employer's pension and profit sharing plan qualified under Section 401(a) of the Code must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires. (In the case of an employee who is a 5-percent Owner as defined in Code section 416, the required beginning date is April 1 of the year following the year in which the employee reaches age 70 1/2.)

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS

The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh", permits self-employed individuals to establish tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans. The Contract provides death benefit options that in certain circumstances may exceed both aggregate Purchase Payments and Contract Value. It is possible that the presence of the death benefit could result in currently taxable income to the participant under the incidental death benefit rules. There also are limits on the amount of incidental benefits that may be provided under pension and profit sharing plans. If the Contract is issued with certain death benefits, the presence of these benefits may increase the amount of any required minimum distributions that must be made. Employers intending to use the Contract in connection with such plans should seek independent advice.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for Federal income tax purposes.

A Section 457 plan must satisfy several conditions, including the following:

- it must not permit distributions prior to your separation from service (except in the case of an unforeseen emergency); and

- all compensation deferred under the plan must remain solely the employer's property, subject to the claims of the employer's creditors.

When we make payments under your Contract, the payment is taxed as ordinary income. Minimum distributions under a Section 457 plan must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires.

                   APPENDIX U: Accumulation Unit Value Tables

The following table provides information about Variable Investment Options available under the Contracts described in this Prospectus. We present this information in columns that compare the value of various classes of Accumulation Units for each Variable Investment Option during the periods shown.

We use Accumulation Units to measure the value of your investment in a particular Variable Investment Option. Each Accumulation Unit reflects the value of underlying shares of a particular Fund (including dividends and distributions made by that Fund), as well as the charges we deduct on a daily basis for Separate Account Annual Expenses (see the Fee Tables section of the Prospectus for additional information on these charges.)

                             [JOHN HANCOCK(R) LOGO]

                             ______________________
                             JOHN HANCOCK ANNUITIES

                                             Statement of Additional Information
                                                               dated May 1, 2006

                       Statement of Additional Information
         John Hancock Life Insurance Company Variable Annuity Account U

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectuses dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of the deferred or immediate variable annuity contracts and the deferred combination fixed and variable annuity contracts (singly, a "CONTRACT and collectively, the "Contracts" issued by JOHN HANCOCK LIFE INSURANCE COMPANY ("JHLICO") in all jurisdictions as follows:

                          PROSPECTUSES ISSUED BY JHLICO
           ( to be read with this Statement of Additional Information)
                          Accommodator Variable Annuity
                          Independence Variable Annuity

Unless otherwise specified, "WE," "US," "OUR," or a "COMPANY" refers to the applicable issuing company of a Contract. You, the contract owner, should refer to the first page of your variable annuity contract for the name of your issuing company.

You may obtain a copy of the Prospectuses listed above by contacting us at the following addresses:

                       JOHN HANCOCK LIFE INSURANCE COMPANY

      Annuity Service Office                   Mailing Address
      601 Congress Street                      Post Office Box 55106
      Boston, Massachusetts 02210-2805         Boston, Massachusetts 02205-5106
      (617) 663-3000 or (800) 732-5543         www.johnhancockannuities.com

JHLICO VA ACCT U SAI 5/06

                                Table of Contents

DISTRIBUTION...................................................    5
CALCULATION OF PERFORMANCE DATA................................    5
  MONEY MARKET VARIABLE INVESTMENT OPTIONS.....................    5
  OTHER VARIABLE INVESTMENT OPTIONS............................    5
    "Standardized" Total Return................................    5
    Yield......................................................    6
    "Non-Standardized" Performance.............................    6
OTHER PERFORMANCE INFORMATION..................................    6
CALCULATION OF ANNUITY PAYMENTS................................    6
    Calculation of Annuity Units...............................    6
    Annuity Unit Values........................................    7
    Mortality Tables...........................................    8
ADDITIONAL INFORMATION ABOUT DETERMINING UNIT VALUES...........    8
    Net Investment Rate........................................    8
    Adjustment of Units and Values.............................    8
    Hypothetical Example Illustrating the Calculation
      of Accumulation Unit Values and Annuity Unit Values......    8
PURCHASES AND REDEMPTIONS OF FUND SHARES.......................    9
THE ACCOUNT....................................................    9
DELAY OF CERTAIN PAYMENTS......................................    9
LIABILITY FOR TELEPHONE TRANSFERS..............................    9
VOTING PRIVILEGES..............................................   10

                                  Distribution

[TO BE UPDATED]

[The distribution of the contracts through Signator Investors, Inc. ("Signator") is continuous. Pursuant to a marketing and distribution agreement we paid for such services during the past three fiscal years as follows:

                 YEAR                           AMOUNT PAID TO SIGNATOR
-----------------------------------------------------------------------------
                 2005                                     $
                 2004                                $14,434,824
                 2003                                $18,242,108]
-----------------------------------------------------------------------------


                         CALCULATION OF PERFORMANCE DATA

The Account may, from time to time, include in advertisements, sales literature and reports to owners or prospective investors information relating to the performance of its variable investment options. The performance information that may be presented is not an estimate or a guarantee of future investment performance, and does not represent the actual experience of amounts invested by a particular owner. Set out below is a description of the methods used in calculating the performance information for the variable investment options.

MONEY MARKET VARIABLE INVESTMENT OPTIONS

We may calculate current yield and effective yield figures for the money market variable investment options held in the Account. The current yield of a money market option for a seven-day period ("base period") will be computed by determining the "net change in value" (calculated as set forth below) for a hypothetical owner having an account balance of one unit in a money market variable investment option at the beginning of the period, dividing the net change in value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7, with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of the hypothetical owner account will include net investment income of that account (accrued daily dividends as declared by the applicable money market fund, less daily expenses of the Account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on that underlying money market fund's shares. The mortality and expense risk charges, administration charge and contract fee are reflected, but the withdrawal charge and any charge for premium taxes and optional benefits are not.

The effective yield reflects the effects of compounding and represents an annualization of the current return. The formula for effective yield, as prescribed by the SEC, is:

              Effective yield = (Base period return + 1)(365/7) - 1

OTHER VARIABLE INVESTMENT OPTIONS

"Standardized" Total Return

Average annual total return is the annual compounded rate of return for a variable investment option that would have produced the ending redeemable value over the stated period if the performance remained constant throughout. The calculation assumes a single $1,000 premium payment is made into the variable investment option at the beginning of the period and full redemption is made at the end of the period. It reflects adjustments for all Series Fund-level and contract-level charges, except any premium tax charge or charges for optional rider benefits described in the prospectus. The annual contract fee has been included as an annual percentage of assets.

We calculate the average annual total return for each variable investment option, other than the money market variable investment options, according to the following "Standard" formula prescribed by the SEC:

                              P x ( 1 + T )(n) = ERV

Where:

P = a hypothetical initial premium payment of $1,000

T = average annual total return

n = number of years

ERV = ending redeemable value of a hypothetical $1,000 premium payment, made at the beginning of such period (or fractional portion thereof)

We calculate values for one, three and five year periods, or fractional period thereof starting on the date a variable investment option was first available in the Account. We also calculate values from the date a variable investment option was first available in the Account. We do not calculate ten year periods because the Account did not commence operations until 1997. Returns of less than one year are not annualized. The inception date may be different from the date a variable investment option was first available in the contracts because the Account is used for other variable annuities offered by us.

Yield

We may calculate current yield for each variable investment option, other than the money market variable investment options, according to the following formula prescribed by the SEC:

                         Yield =2[(a - b/cd + 1)(6) - 1]

      where:    a = net investment income earned during the period by the fund whose shares are owned by the variable investment option

                b = expenses accrued for the period (net of any reimbursements)

                c = the average daily number of accumulation units outstanding during the period

                d = the offering price per accumulation unit on the last day of the period

According to this formula, yield is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for mortality and expense risk charge, administration charge and annual contract fee) by the accumulation unit value on the last day of the period and annualizing the resulting figure. The calculation is based on specified 30 day-periods identified in the advertisement. Neither the withdrawal charge nor any charges for premium taxes or optional rider benefits are reflected in the calculation.

"Non-Standardized" Performance

We may calculate "non-standardized" average annual total returns for each variable investment option. The calculation assumes a single $1,000 premium payment is made into the variable investment option at the beginning of the period and NO redemption is made at the end of the period. It reflects adjustments for all Series Fund-level and contract-level charges, except any premium tax charge, annual contract fee, withdrawal charge or charges for optional rider benefits described in the prospectus.

Although the contracts did not exist during all the periods for which we calculate "non-standardized" performance, we adjust the returns of the variable investment options by the contracts' asset-based charge.

                          Other Performance Information

You can compare performance information at the Account level to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, Inc., an independent service that monitors and ranks the performance of investment companies.

                         Calculation of Annuity Payments

Calculation of Annuity Units

We use a measuring device called an "annuity unit" to help us compute the amount of each monthly payment that is based on a variable investment option. Each variable investment option has its own annuity unit with its own annuity unit value.

The number of the contract's annuity units for each variable investment option normally doesn't change while the payee continues to receive payments, unless the payee makes a transfer from one variable investment option to another. The amount of each monthly annuity payment based on a variable investment option equals the number of the contract's annuity units in that option times the value of one such unit as of the tenth day preceding the payment's due date.

To compute the amount of the first annuity payment that is based on any variable investment option, we first determine the amount of your contract's value that we will apply to that variable option. We do this as of 10 calendar days prior to the date the initial monthly annuity payment is due, in the manner described in the prospectus under "The annuity period - choosing fixed or variable annuity payments."

For each variable investment option, we THEN divide:

                     the resulting value (minus any
                          premium tax charge)

                                by

                              $1,000

and multiply the result by

                    the applicable annuity purchase rate set
                      forth in the contract and reflecting

                      (1) the age and, possibly, sex of the
                                    payee and

                         (2) the assumed investment rate
                                (discussed below)

This computation determines the amount of initial monthly variable annuity payment to the annuitant from each variable investment option.

We then determine the number of annuity units to be credited to the contract from each of such variable investment options by dividing:

                   the amount of the initial monthly variable annuity payment from that variable annuity option

                                       by

                     the annuity unit value of that variable
                 investment option as of 10 calendar days prior
                     to the date the initial payment is due

For example, assume that 10 days before the date of maturity, a contract has credited to it 4000.000 accumulation units, each having a value of $12.000000. Assume, further, that the appropriate annuity purchase rate in the contract for an assumed investment rate of 3 1/2% is $5.47 per $1000 of proceeds for the annuity option elected. The first monthly annuity payment would be $262.56.

                           4000.000 x 12.000000 x 5.47
                           ___________________________
                                      1,000

If the value of an annuity unit 10 days before the date of maturity was $1.4000000, the number of annuity units represented by the first and subsequent payments would be 187.543 ($262.56/$1.4000000). If the annuity unit value 10 days before the due date of the second monthly payment was $1.405000, the amount of the second payment would be $263.50 (187.543 x $1.405000).

Annuity Unit Values

The value of the annuity units varies from day to day, depending on the investment performance of the variable investment option, the deductions made against the variable investment option, and the assumed investment rate used in computing annuity unit values. Thus, the variable monthly annuity payments vary in amount from month to month.

We calculate annuity unit value separately for each variable investment option. As of the close of each business day, we calculate the value of one annuity unit by

      (1) multiplying the immediately preceding annuity unit value by the sum of one plus the applicable net investment rate for the period subsequent to such preceding value and then

      (2) multiplying this product by an adjustment factor to neutralize the assumed investment rate used in determining the amounts of annuity payable. If your contract has an assumed investment rate of 3 1/2% per year, the adjustment factor for a valuation period of one day would be 0.999905754. We neutralize the assumed investment rate by applying the adjustment factor so that the variable annuity payments will increase only if the actual net investment rate of the variable investment option exceeds 3 1/2% per year and will decrease only if is less than 3 1/2% per year.

The amount of the initial variable monthly payment is determined on the assumption that the actual net investment rate of each variable investment option used in calculating the "net investment factor" (described below) will be equal on an annual basis to the "assumed investment rate" (described under "The annuity period - variable monthly annuity payments" in the prospectus). If the actual net investment rate between the dates for determining two monthly annuity payments is greater than the assumed investment rate, the latter monthly payment will be larger in amount than the former. On the other hand, if the actual net investment rate between the dates for determining two monthly annuity payments is less than the assumed investment rate, the latter monthly payment will be smaller in amount than the former.

Mortality Tables

The mortality tables used as a basis for both variable and fixed annuity purchase rates are the 1983a Mortality Tables, with projections of mortality improvements and with certain age adjustments based on the contract year of annuitization. The mortality table used in a Contract purchased in connection with certain employer-related plans and used in all contracts issued in Montana will be the Female Annuity Table of the 1983a Mortality Tables. The impact of this change will be lower benefits (5% to 15%) from a male's viewpoint than would otherwise be the case.

              Additional Informantion about Determining Unit Values

The general manner in which we compute annuity unit values is discussed above. Like annuity unit values, we calculate accumulation unit values separately for each variable investment option. As of the close of each business day, we calculate the value of one accumulation unit of a variable investment option by multiplying the immediately preceding accumulation unit value by the sum of one plus the applicable "net investment rate" for the period subsequent to such preceding value. See "Net investment rate" below.

Net Investment Rate

For any period, the net investment rate for a variable investment option equals

      (1) the percentage total investment return of the corresponding fund for that period (assuming reinvestment of all dividends and other distributions from the fund), less

      (2) for each calendar day in the period, a deduction of 0.002740% (the charges for mortality and expense risks and administrative services) of the value of the variable investment option at the beginning of the period, and less

      (3) a further adjustment in an appropriate amount if we ever elect to impose a charge for our income taxes.

Adjustment of Units and Values

We reserve the right to change the number and value of the accumulation units and/or annuity units credited to your contract, without notice, provided that strict equity is preserved and the change does not otherwise affect the benefits, provisions, or investment return of your contract.

Hypothetical Example Illustrating the Calculation of Accumulation Unit Values and Annuity Unit Values

Assume at the beginning of the period being considered, the value of a particular variable investment option was $4,000,000. Investment income during the period totaled $2000, while capital gains were $3000 and capital losses were $1000. Assume also that we are not imposing any tax charge. Charges against the beginning value of the variable investment option amount to $109.60 assuming a one day period. The $109.60 was computed by multiplying the beginning value of $4,000,000 by the factor 0.00002740. By substituting in the first formula above, the net investment rate is equal to $3890.40 ($2000 + $3000 - $1000 - $109.60)
divided by $4,000,000 or 0.0009726.

Assume further that each accumulation unit had a value of $11.250000 on the previous business day, and the value of an annuity unit on such previous date was $1.0850000. Based upon the experience of the variable investment option during the period, the value of an accumulation unit at the end of the period would be [$11.250000 x (1 + ..0009726)] or $11.260942. The value of an annuity unit at the end of the period would be [$1.0850000 x (1 + .00096726) x .99990575] or $1.0859529. The final figure, .99990575, neutralizes the effect of a 3 1/2% assumed investment rate so that the annuity unit's change in value reflects only the actual investment experience of the variable investment option.

                    Purchases and Redemptions of Fund Shares

John Hancock purchases and redeems fund shares for the Account at their net asset value without any sales or redemption charges. Each available fund issues its own separate series of fund shares. Each such series represents an interest in one of the funds of the Series Fund, which corresponds to one of our variable investment options. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.


On each business day, the account purchases and redeems shares of each Fund for each variable investment option based on, among other things, the amount of premium payments allocated to that option, dividends reinvested, and transfers to, from and among investment options, all to be effected as of that date. Such purchases and redemptions are effective at the net asset value per Series Fund share for each Fund determined on that same date.


                              The Separate Account


In addition to the assets attributable to Contracts, the Separate Account may include amounts contributed by JHLICO to commence operations of a Variable Investment Option or an underlying Fund. From time to time these additional amounts may be transferred in cash by us to our general account. Before any such transfer, we will consider any possible adverse impact the transfer might have on any Variable Investment Option. The assets of one Variable Investment Option are not necessarily legally insulated from liabilities associated with another Variable Investment Option.


                            Delay of Certain Payments


Ordinarily, upon a surrender or partial withdrawal, we will pay the value of any accumulation units in a single sum within 7 days after receipt of a written request at our Annuities Servicing Office. However, redemption may be suspended and payment may be postponed under the following conditions:


      (1) when the New York Stock Exchange is closed, other than customary weekend and holiday closings;

      (2)   when trading on that Exchange is restricted;

      (3) when an emergency exists as a result of which (a) disposal of securities in a variable investment option is not reasonably practicable or (b) it is not reasonably practicable to determine the value of the net assets of a variable investment option; or

      (4) when a governmental body having jurisdiction over the Account by order permits such suspension.

Rules and regulations of the SEC, if any are applicable, will govern as to whether conditions in (2) or (3) exist.

We may defer for up to 15 days the payment of any amount attributable to a premium payment made by check to allow the check reasonable time to clear.

We may also defer payment of surrender proceeds payable out of any guarantee period for a period of up to 6 months.

                        Liability for Telephone Transfers

If you authorize telephone transfers, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or fax instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include

-     requiring personal identification,

-     tape recording calls, and

-     providing written confirmation to the owner.

If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

                                Voting Privileges

Here's the formula we use to determine the number of fund shares as to which you may give instructions:

                             the total value of your
                          accumulation units value in a
                           variable investment option

                                   divided by

                        the net asset value of 1 share of
                         the corresponding class of the
                                  fund's shares

At a shareholders' meeting, you may give instructions regarding:

      (1)   the election of a Board of Trustees,

      (2)   the ratification of the selection of independent auditors,

      (3) the approval of a Series Fund's investment management agreements, and

      (4)   other matters requiring a vote under the 1940 Act.

The annuitant or other payee will also be entitled to give voting instructions with respect to the fund shares corresponding to any variable investment option under which variable annuity payments are then being made. We determine the number of fund shares for which the payee can give instructions by dividing the actuarially determined present value of the payee's annuity units that correspond to that fund by the net asset value of one share of that fund.

We will furnish you information and forms so that you may give voting instructions.

We may own fund shares that we do not hold in any separate account whose participants are entitled to give voting instructions. We will vote such shares in proportion to the instructions we receive from all variable annuity contract and variable life insurance policy owners who give us instructions for that fund's shares (including owners who participate in separate accounts other than the Account).

We have designed your voting privileges based upon our understanding of the requirements of the federal securities laws. If the applicable laws, regulations, or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements.

                    APPENDIX A: Audited Financial Statements